dun & bradstreet

2023 ANNUAL REPORT

Powering Innovation and Growth

dun & bradstreet

At Dun & Bradstreet, we help our clients solve mission-critical business problems by providing trusted, curated data and analytics that help drive informed decisions and improved outcomes. Our global base of approximately 240,000 clients relies on our Data Cloud that fuels innovative solutions and delivers insights that empower organizations to accelerate revenue, lower cost, mitigate risk, and transform business.

Year in Review

Financial Performance

$2.3B
IN REVENUE

3.8X
NET LEVERAGE

Simplifying & Scaling Technology

40%
SIMPLIFIED DATA SUPPLY CHAIN COMPLEXITY

95%
OF NORTH AMERICA PRODUCTS AND SERVICES IN CLOUD

Expanding & Enhancing our Data & Analytics

8%
GROWTH IN GLOBAL D-U-N-S® NUMBER UNIVERSE

+557M
TOTAL ORGANIZATIONS IN DATA CLOUD

+35B
SUPPLIER RELATIONSHIPS MAPPED IN DATA CLOUD

Developing Innovative Solutions



27%
VITALITY INDEX

13K
CLIENTS MIGRATED TO MODERN SOLUTIONS



LAUNCHED D&B.AI™ LABS

Clients at the Core



~240K
GLOBAL CLIENTS

93%
OF CLIENTS ARE FORTUNE 500

96%
CLIENT REVENUE RETENTION

To Our Valued Shareholders:

2023 marked significant achievements for Dun & Bradstreet. Our mission to build a global network of trust that enables our clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity has never been more important, and the talent of our team to achieve this in a dynamic operating environment has made the difference.

Organizations throughout the world are seeking our expertise to help solve their business challenges. Through our leading market position serving 93% of the Fortune 500, fast growing Data Cloud, innovative artificial intelligence-fueled (AI) solutions, targeted expansion in new verticals, and solid financial position, we are a more agile and resilient business with a strengthened foundation for long-term growth. The world—and the businesses within it that ignite global commerce—are fast changing and Dun & Bradstreet is changing with it.

Delivering Solid Performance

Our performance in 2023 is evidence of that transformation and growth. While revenue for the full year was $2.3B and net loss was $47M, organic revenue in 2023 increased 4.3% on a constant currency basis over 2022 and adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) was $892 million, an increase of 3.3% versus the prior year. We finished 2023 with not only our strongest quarter of the year, but also our strongest quarter since going public in July 2020, which is a testament to our portfolio and execution.

Driving Innovation

Throughout the year, we introduced capabilities and solutions spanning third-party risk management, master data management (MDM), and Generative Artificial Intelligence (Gen AI). Our Vitality Index, which measures revenues from our newest solutions, finished at 27%, up from 17.5% in 2022, as we delivered new solutions and made significant enhancements to existing platforms, shifting nearly 13,000 clients globally to eight of our newest solutions. As client demand for our newest products rises, we also continue to see growth in contracts with terms of 4 years or longer, which we believe demonstrates the trust and confidence our clients have in Dun & Bradstreet.

We continue to bring to market new solutions, most recently for capital markets. Capital markets firms consume large amounts of data in their evaluation of viable acquisition targets for investment. Dun & Bradstreet's ability to link and enrich capital markets clients' data through our D-U-N-S Number hierarchy, add deeply correlated performance insights from our alternative data sets, as well as deliver insights on millions of private companies around the globe, presents a world of possibilities for clients in this sector.

Keeping Clients at the Core

In 2023, we kept focus on enabling our clients to make better decisions with trusted insights and solutions.

Highlights include:

- We simplified our data supply chain complexity by 40%, allowing more data to flow through to our solutions. At the end of the year, our Data Cloud contained records on more than a half billion private and public companies worldwide. We invested in new and alternative datasets including merchant level transactions, building and mortgage defaults, social media reviews and Google Places data, among others, to support new uses for our clients. We added to our analytical solutions 14 new and enhanced scores that leverage machine

learning (ML) and AI capabilities. Further, our data and analytical assets sit on a strong technology foundation that enable us to continually expand our Data Cloud and deliver more capabilities to our clients directly, and in partnership with our strategic alliances. Importantly, as a responsible data steward, we strive to balance our commercial obligations and responsibilities with respect for the interests of the organizations and people about which we process data, in compliance with regulatory and privacy expectations worldwide.

- We experienced strong demand for our Finance & Risk Solutions, particularly within third-party and supply chain risk management. Organizations turn to Dun & Bradstreet to raise the bar on their business partners and to understand the financial, regulatory, cyber, social and climate risks associated with their third-party providers. Our Data Cloud contains Ultimate Beneficial Ownership data on 352 million shareholders, climate risk insights on 270 million businesses, and detailed data-driven Environmental, Social and Governance ratings on 80 million D-U-N-S Numbers. We also mapped nearly 35 billion relationships between Tier 1, Tier 2, and Tier 3 suppliers, providing businesses the insights needed to make informed decisions about their operations at the most critical times.

- Within our Sales & Marketing Solutions, we experienced solid growth in our MDM solutions, which are a foundational component for our clients' data strategies, especially with the swift embrace of Gen AI. MDM offers a means to consolidate, control, and enhance data enterprise-wide to gain clearer and more trustworthy business perspectives and outcomes. MDM strategies that connect disparate data siloes into one trusted master data set are critical enablers of scale and improved speed-to-market and time-to-value for our clients. On top of that, mastered data is essential fuel for Gen AI's power in our clients' business operations.

Innovating in Gen AI

Armed with a distinctive position over two centuries as a global provider of trusted business decisioning data and analytics, we have quickly established a key position in the Gen AI space. Technologies like AI, ML, and Large Language Models (LLMs) have long been in our suite of capabilities and expertise, and we believe there is no better company than Dun & Bradstreet to help our clients to fuse these technologies with our trusted datasets, responsibly apply AI, and tap into our expertise quickly to advance their business. We continue to develop new AI-powered solutions, innovate through partnerships with Google Cloud and IBM, and apply Gen AI to tools and processes to boost our own performance.

Looking to the future, we expect the current dynamic environment, including macro trends such as supply chain disruption, growth in regulatory and privacy considerations, and increasing focus on Gen AI to continue. Regardless of what lies ahead, our more than 6,000 Dun & Bradstreet team members worldwide embrace our company mission and exhibit extraordinary commitment to deliver for our clients. We have great confidence in our future and ability to execute with purpose to capture the opportunities ahead.

Thank you for your continued support.

Sincerely,

 William P. Foley, II
Executive Chairman

 Anthony M. Jabbour
Chief Executive Officer

Harnessing Artificial Intelligence to Drive Innovation & Unlock Deeper Insights

Gen AI is here, and it is changing the world of business. The rapid advancement of Gen AI is impacting small businesses to the world's largest organizations. Forms of AI, LLMs, and ML have been part of Dun & Bradstreet's capabilities for years, but 2023 marked the crossing of an important threshold between the perception and reality of Gen AI and data when it comes to businesses—trusted data matters most.

There is curiosity about Gen AI use in business environments as organizations seek to establish governance, prioritize opportunities, and operationalize AI capabilities. With approximately 240,000 clients using Dun & Bradstreet data to inform their business decisioning, leading enterprises are tapping our seasoned team of data scientists, solution specialists, and legal and compliance experts for guidance when it comes to their data being AI-ready.

In 2023, we launched D&B AiBE™, Dun & Bradstreet's platform that powers our Gen AI capabilities and initiatives, aptly named after one of our most esteemed colleagues, U.S. President Abraham Lincoln, who embodied the principles of honesty, transparency, and responsibility. We also:

Launched D&B.AI™ Labs, a transformative hub where customers can co-develop AI-powered solutions tailored to their specific needs and use cases.

Established an AI Governance Council to review Gen AI use cases, whether internal or external, to accelerate their feasibility and implementation in a responsible manner.

Hosted our first global client conference, Harness the Power of Data + AI, to educate and engage clients on how to start and operationalize their Gen AI journey.

Enabled clients to be "AI-ready" though our Master Data Management solutions, anchored on the D-U-N-S Number. Mastered data is foundational for product innovation and is critical for AI model creation and training.



"With AI models only performing as well as the data feeding them, we believe our data is the 'intelligence' in 'AI.' AI cannot solve business challenges without trusted and reliable data such as Dun & Bradstreet's."

– Anthony Jabbour, CEO

Launched the Privacy, Data Transparency and AI Trust Centre, demonstrating our commitment to the responsible use of AI.

Expanded our long-standing partnerships including IBM, Google Cloud, and Databricks, to bring together our data and their tools to help organizations responsibly expand their use of Gen AI.

Partnered with the Data & Trust Alliance to test our organization's data provenance standards and help move the business world toward more responsible data and AI practices.

Looking Ahead

We are committed to Gen AI product innovation and have several solutions across our portfolio that incorporate Gen AI, ML and LLMs, including in the areas of Linkage and Matching, Finance & Risk and Sales & Marketing. Our team of experts works to identify new use cases and develop solutions to help organizations successfully apply Gen AI to their operations.

2023 Highlights

Adjusted Revenues by Segment

($ in millions)

71%
North America

$1,644.5

29%
International

$669.5



Adjusted Revenues by Business

($ in millions)

58%
Finance & Risk

$1,336.7

42%
Sales & Marketing

$977.3



Historical Revenues & EBITDA

($ in millions)



- ● Adjusted Revenue
- ● Organic Revenue Growth (Constant Currency Basis)
- ● Net Loss
- ● Adjusted EBITDA
- ● Adjusted EBITDA Margin

Adjusted Revenue, Organic Revenue and Adjusted EBITDA are non-GAAP financial measures. Please refer to Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations in Dun & Bradstreet's 2023 Form 10-K for a discussion of non-GAAP financial measures and a reconciliation to the GAAP results for the years ended December 31, 2023 and 2022. For non-GAAP financial measures and a reconciliation to the GAAP results for the year ended December 31, 2021, please refer to our 2022 Form 10-K.

2023 Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number <u>1-39361</u>

Dun & Bradstreet Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-2008699
(State of incorporation)	(I.R.S. Employer Identification No.)
5335 Gate Parkway, Jacksonville, FL	32256
(Address of principal executive offices)	(Zip Code)

(904) 648-8006
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value	DNB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the shares of Dun & Bradstreet Holdings, Inc. common stock held by non-affiliates of the registrant as of June 30, 2023 was $3,102,238,785 based on the closing price of $11.57 as reported by the New York Stock Exchange.

There were 438,796,038 shares outstanding of the Registrant's common stock as of February 16, 2024.

The information in Part III hereof is incorporated by reference to certain information from the registrant's definitive proxy statement for the 2023 annual meeting of shareholders. The registrant intends to file the proxy statement within 120 days after the close of the fiscal year that is the subject of this Report.

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DUN & BRADSTREET HOLDINGS, INC.
FORM 10-K
TABLE OF CONTENTS

Forward-Looking Statements

Forward-looking statements included in this Annual Report on Form 10-K (this "Annual Report"), including, without limitation, statements concerning the conditions of our industry and our operations, performance and financial condition, including in particular, statements relating to our business, growth strategies, product development efforts and future expenses, can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the following:

- our ability to implement and execute our strategic plans to transform the business;
- our ability to develop or sell solutions in a timely manner or maintain client relationships;
- competition for our solutions;
- harm to our brand and reputation;
- unfavorable global economic conditions including, but not limited to, volatility in interest rates, foreign currency markets, inflation, and supply chain disruptions;
- risks associated with operating and expanding internationally;
- failure to prevent cybersecurity incidents or the perception that confidential information is not secure;
- failure in the integrity of our data or systems;
- system failures and personnel disruptions, which could delay the delivery of our solutions to our clients;
- loss of access to data sources or ability to transfer data across the data sources in markets where we operate;
- failure of our software vendors and network and cloud providers to perform as expected or if our relationship is terminated;
- loss or diminution of one or more of our key clients, business partners or government contracts;
- dependence on strategic alliances, joint ventures and acquisitions to grow our business;
- our ability to protect our intellectual property adequately or cost-effectively;
- claims for intellectual property infringement;
- interruptions, delays or outages to subscription or payment processing platforms;
- risks related to acquiring and integrating businesses and divestitures of existing businesses;
- our ability to retain members of the senior leadership team and attract and retain skilled employees;
- compliance with governmental laws and regulations;
- risks related to registration and other rights held by certain of our largest shareholders;
- an outbreak of disease, global or localized health pandemic or epidemic, or the fear of such an event, including the global economic uncertainty and measures taken in response; and
- increased economic uncertainty related to the ongoing conflict between Russia and Ukraine, the conflict in the Middle East, and associated trends in macroeconomic conditions.

See "Item 1A.—Risk Factors" for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this Annual Report on Form 10-K. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We are not under any obligation (and expressly disclaim any such obligation) to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the possibility that actual results may differ materially from our forward-looking statements.

Item 1. Business

Our Company

Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Our mission is to deliver a global network of trust, enabling clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. Clients embed our trusted, end-to-end solutions into their daily workflows to inform commercial credit decisions, evaluate whether suppliers and other third parties are financially viable, reputable, compliant and resilient, enhance salesforce productivity and gain visibility into key markets. Our solutions support our clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes.

We are differentiated by the scale, depth, diversity and accuracy of our constantly expanding business database, known as our "Data Cloud," that contains comprehensive information on more than 550 million total organizations as of December 31, 2023. Access to longitudinal curated data is critical for global commerce, and with only a small percentage of the world's businesses filing public financial statements, our data is a trusted source for reliable information about both public and private businesses. By building such a set of data over time, we were able to establish a unique identifier that creates a single thread connecting related corporate entities allowing our clients to form a holistic view of an enterprise. This unique identifier, which we refer to as the D-U-N-S Number, is an organization's "fingerprint" or "Social Security Number". We believe that we are the only scale provider to possess both worldwide commercial credit data and comprehensive public records data that are linked together by a unique identifier allowing for an accurate assessment of public and private businesses globally.

Leveraging our commercial credit data and analytics, as well as compliance intelligence, our Finance & Risk solutions are used in the critical decisioning processes of finance, risk, compliance and procurement departments worldwide. We are a market leader in commercial credit decisioning, with many of the top businesses in the world utilizing our solutions to make informed decisions when considering extending business loans and trade credit. We are also a leading provider of data and analytics to businesses looking to analyze supplier relationships and more effectively collect outstanding receivables, detect and mitigate business fraud, and assess and track their business partners' Environmental, Social and Governance ("ESG") performance and activities. We believe our proprietary Paydex score is widely relied upon as an important measure of credit health for businesses. We are well positioned to provide accessible and actionable insights and analytics that mitigate risk and uncertainty, and ultimately protect and drive increased profitability for our clients.

Our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or alternative data, such as foot traffic, website usage, social media posts, online browsing activity and shipping trackers, to assist clients in optimizing their sales and marketing strategy by cleansing customer relationship management ("CRM") data and narrowing their focus and efforts on the highest probability prospects. As global competition continues to intensify, businesses need assistance with focusing their sales pipelines on the companies most likely to buy so that they can have their best sellers target the highest probability return accounts. We provide invaluable insights into businesses that can help our clients grow their businesses in a more efficient and effective manner.

We leverage these differentiated capabilities to serve a broad set of clients across multiple industries and geographies. As of December 31, 2023, we have a global client base of approximately 240,000, including some of the largest companies in the world. Our data and analytics support a wide range of use cases covering nearly all industry verticals, including financial services, technology, communications, government, retail, transportation and manufacturing. In terms of our geographic footprint, we have an industry-leading presence in North America, an established presence in the United Kingdom and Ireland ("U.K."), Northern Europe (Sweden, Norway, Denmark, Finland, Estonia and Latvia), Central Europe (Germany, Austria, Switzerland and various other central and eastern European countries), Greater China and India through our majority or wholly-owned subsidiaries and a broader global presence through our Worldwide Network alliances ("WWN alliances").

We believe that we have an attractive business model that is underpinned by highly recurring, diversified revenues, significant operating leverage, low capital requirements and strong free cash flow. The proprietary and embedded nature of our data and analytics solutions and the integral role that we play in our clients' decision-making processes have translated into high client retention and revenue visibility. We also benefit from strong operating leverage given our centralized Data Cloud and solutions, which allow us to generate strong contribution margins and free cash flow.

Our Transformation

Over the course of our history, we have earned the privileged position of leadership and trust within the industries we serve. However, operational and execution issues led to stagnant revenue growth and declining profitability. Identifying an opportunity to unlock Dun & Bradstreet's potential, an investor consortium led by William P. Foley II at Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), Cannae Holdings, Inc. ("Cannae"), Black Knight, Inc. ("Black Knight") and CC Capital Partners, LLC ("CC Capital" and together with Bilcar, THL, Cannae and Black Knight, the "Investor Consortium"), acquired Dun & Bradstreet in February 2019. We refer to this transaction as the Take-Private Transaction.

Following the Take-Private Transaction, Mr. Foley and the rest of the Investor Consortium developed a senior leadership team with extensive experience and a proven track record of driving long-term shareholder value creation through transformation and growth initiatives. The senior leadership team continues to execute on our strategic plan to improve and revitalize our business for long-term success. Our leadership team is focused on value creation, enhanced technology and data, solution innovation and a client-centric go-to-market strategy.

On July 6, 2020, we completed an initial public offering ("IPO") of 90,047,612 shares of our common stock, par value $0.0001 per share at a public offering price of $22.00 per share. Immediately subsequent to the closing of the IPO, we also completed a private placement of 18,458,700 shares of common stock at a price per share equal to 98.5% of the IPO price, or $21.67 per share.

In 2021, we expanded our global footprint and client base through our acquisitions of Bisnode Business Information Group AB ("Bisnode"), NetWise Data, LLC ("NetWise") and Eyeota Holdings Pte. Ltd. ("Eyeota"), which increased our global client base across and expanded and enhanced our Data Cloud. We continue to focus on the integration of these recently acquired businesses, enhancing our data and technology, and continued innovation of new and existing solutions to grow our industry-leading presence in North America, our established presence in the U.K., Northern Europe, Central Europe, Greater China and India, and our broader global presence through our Worldwide Network alliances. As we continue to execute on our multi-year transformation strategy, we believe that our unique mix of high-quality revenues, blue chip client base, and focus on innovation, strong profitability and disciplined capital allocation differentiate us through our ability to continue delivering strong performance in modulating economic conditions.

Our Market Opportunity

Businesses rely on business-to-business ("B2B") data and analytics providers to extract data-driven insights and make better decisions. For example, in commercial lending and trade credit, the scarcity of readily available credit history makes the extension of credit a time-consuming and imprecise process. In procurement, and business development, businesses face increasingly complex and global supply chains, making the assessment of compliance, risk, and viability of all suppliers and third parties prohibitively difficult and expensive if not conducted effectively. In sales and marketing, businesses have benefited from the proliferation of CRM, Marketing Automation and Sales Acceleration tools designed to help identify, track and improve both customer management and prospecting growth activities. While these tools help to fill sales funnels and improve the progression of opportunities, key challenges remain in salesforce productivity, effective client segmentation and marketing campaign activation. Common stumbling blocks include incorrect, or outdated, contact information, duplicated or inaccurate firmographic data and a lack of synchronization between the various platforms in the marketing technology ecosystem.

We help our clients solve these mission critical business problems. We believe the total addressable market ("TAM") in which we operate is large, growing and significantly under penetrated. We participate in the big data and analytics software market, as defined by Interactive Data Corporation ("IDC"), which represents a collection of software markets that functionally address decision support and decision automation. This market includes business intelligence and analytics tools, analytic data management and integration platforms and analytics and performance management applications. Within the broader market of data and analytics solutions, we serve a number of different markets, including the commercial credit data, sales and marketing data and Governance, Risk and Compliance ("GRC") markets to provide clients with decisioning support and automation. As we continue to drive innovation in our solutions, we expect to address a greater portion of this TAM as new use cases for our data assets and analytical capabilities are introduced.

We believe there are several key market trends generating additional growth in our TAM and increasing the potential demand for our solutions:

- *Growing Recognition of Analytics and Data-Informed Business Decisioning.* Due to the pervasive digital transformation that nearly all industries are experiencing, businesses are increasingly recognizing the value of incorporating data-driven insights into their organizations. Businesses are leveraging the advancements of technology in data creation and interpretation to analyze business practices with the aim of improving efficiency, reducing risk and driving growth. We expect companies will continue to recognize the value in relying on insightful and accurate B2B data in their finance and credit decisioning, regulatory and compliance and sales and marketing workflows.

- *Growth in Data Creation and Applications.* As a result of the increasing recognition of data's value, the volume of data sets being collected and assembled continues to increase. Not only is the size of these data sets larger than ever, but the data being collected covers a wider range of topics and subjects. Driven in large part by the global trend of an "Internet of Things," the proliferation of mobile phones and connected devices has created a "digital exhaust" of data that can be captured and tracked. This alternative data can be incorporated in predictive models alongside traditional data to provide more sophisticated and accurate business insights. Businesses now have a massive amount of data at their fingertips but often have to rely on large scale providers to help them curate, match, append and create insights in order to convert that data into improved outcomes.

- ***Advances in Analytical and Technological Capabilities Unlocking the Value of Data.*** The combination of increasingly available data sets with effective Artificial Intelligence systems ("AI"), Large Language Models ("LLMs") and Machine Learning ("ML") capabilities, among other technologies, allows for the generation of mission critical insights integrated into clients' workflows as well as the development of new solutions, such as D&B.AI Labs. Businesses that lack the resources for developing these complex tools and solutions internally turn to data and analytics providers, creating market demand. The availability of more insightful analytical tools, in turn, drives growing recognition of the power of analytics in everyday business processes. Through the application of AI systems and other technology, our goal is to improve visibility, engagement, and enrich the overall quality of our data to support meaningful data-driven insights, more opportunities and better business and professional decision-making and outcomes while respecting the interests and rights of individuals and their communities.

- ***Heightened Compliance Requirements in an Evolving Regulatory Environment for Business.*** Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of data regulatory requirements, which often vary by geography and industry served. Performing adequate diligence on clients and suppliers can be cumbersome and dampen the pace of business expansion, or worse, leave a business exposed to expensive fines and penalties. Across multiple jurisdictions, governments are simultaneously trying to protect privacy and promote sustainability while inhibiting unethical behavior including corruption, bribery or money laundering. The complexity of multi-jurisdictional data protection and regulatory regimes increases the demand for accurate data and analytics that are curated and maintained in a compliant manner. Manual processes are burdensome and prone to human error, and therefore demand for accurate data and analytics that can be embedded in automated workflows and deliver insights on demand continues to increase.

We believe that due to our differentiated capabilities and our long-term client relationships, we are well positioned to capitalize on these market opportunities and benefit from these long-term trends.

Our Solutions

The defining characteristic of our solutions is the breadth and depth of our combined proprietary and curated public data and actionable analytics that help drive informed decisions for our clients. As of December 31, 2023, our Data Cloud is compiled from tens of thousands of sources, as well as from data collected by our 13 WWN alliances, who provide both data sourcing and local distribution channels for 256 countries and territories worldwide. We believe that we are uniquely able to match data to its corresponding entity, and have extensive related intellectual property dedicated to this function. Since 1963, we have tracked these businesses by assigning unique identifiers (known as a D-U-N-S Number) to all organizations in our data set. The D-U-N-S Number is recommended and, in many cases required, by numerous commercial, trade and government organizations. This privileged position in the market has allowed us to commercialize the creation and monitoring of D-U-N-S Numbers by suppliers, which in turn feeds additional proprietary data into our platform.

Data is only valuable when it drives action that moves an organization towards its goals. Underpinned by an integrated technology platform, our solutions derive data-driven insights that help clients target, grow, collect, procure and comply. We provide clients with both curated data to incorporate into their internal workflows and end-to-end solutions that generate insights from this data through configurable analytics. The chart below illustrates the comprehensive, end-to-end nature of our solutions, which are organized into two primary areas: Finance & Risk and Sales & Marketing.


dun & bradstreet Data Cloud
D U N S
Finance & Risk (~60% of Revenue)
Sales & Marketing (~40% of Revenue)
FINANCE
Mitigate credit risk and improve collections
THIRD PARTY RISK & COMPLIANCE
Drive informed third-party relationship decisions
MASTER DATA
Maximize the value of consistent core data
MARKETING
Segment, target & capture new prospects
SALES
Accelerate path from prospect to profitable customer
Key Decision Maker:
Chief Financial Officer
Chief Procurement Officer
Chief Data & Analytics Officer
Chief Marketing Officer
Chief Revenue Officer

Finance & Risk

Our Finance & Risk solutions provide mission critical data and analytics to our clients as they seek to manage risk, minimize fraud and monitor their supply chain. Top commercial enterprises across the globe utilize our configurable solutions to make better decisions when considering small business loans, extending trade credit, analyzing supplier relationships, onboarding new customers and vendors and collecting outstanding receivables. Our Finance & Risk solutions help clients increase cash flow and profitability while mitigating credit, operational, compliance and ESG risks.

Our principal Finance & Risk solutions include:

D&B Finance Analytics, which includes D&B Credit Intelligence and D&B Receivables Intelligence, is a subscription-based online application that offers clients real time access to our most complete and up-to-date global information, comprehensive monitoring and portfolio analysis.

D&B Direct is an application programming interface ("API") that delivers risk and financial data directly into enterprise applications such as enterprise resource planning applications ("ERPs") and CRM for real-time credit decision making. The API format allows users to configure their own solutions for their organization's needs.

D&B Small Business is a suite of powerful tools that allows SMBs to monitor and potentially build their business credit file. SMBs can review detailed reporting on all D&B scores and ratings as well as access triggered alerts for any changes in scores and custom reports with key scores and risk indicators.

D&B Enterprise Risk Assessment Manager ("eRAM") is a global solution for managing and automating credit decisioning and reporting for complex account portfolios, regardless of geography. This solution provides globally consistent data and integrates with in-house ERPs and CRMs. eRAM allows clients to access all of Dun & Bradstreet's global scores and risk indicators for customized scoring, reporting and analytics.

D&B Risk Analytics, includes D&B Supplier Intelligence, D&B Compliance Intelligence and D&B ESG Intelligence, is a subscription-based online application that offers clients real-time access to our most complete and up-to-date global information, comprehensive monitoring and portfolio analysis tool to mitigate supply chain risk, regulatory risk including Know Your Vendor ("KYV"), and ESG assessment and related risk. The Compliance Intelligence solution has been enhanced to provide comprehensive insights into businesses to facilitate global Anti-Money Laundering ("AML")/Know Your Customer ("KYC") compliance and to minimize financial, legal and reputational risk exposure. The workflow and automation provides compliance and onboarding by validating identities of businesses against a global Data Cloud of over 550 million organizations to confirm accurate representation.

Risk Guardian, which includes Credit and Compliance Intelligence for B2B and B2C risk assessment, is a subscription-based online and API application that offers clients real-time access to our most complete and up-to-date Northern Europe information, comprehensive monitoring and portfolio analysis.

D&B Beneficial Ownership offers risk intelligence on Ultimate Beneficial Ownership from what we believe to be the world's largest commercial database. Clients are able to view, update and monitor an organization's hierarchy and beneficial ownership to provide clarity, efficiency and accuracy around beneficial owners. The database includes key shareholders, both individuals and corporate entities, globally.

Sales & Marketing

Our Sales & Marketing solutions help businesses discover new revenue opportunities and accelerate growth by extending the use cases of our data and analytics platform. By adding our proprietary business data set to our professional contact, intent and non-traditional data, we are able to provide a single view of the prospective customer. Our Sales & Marketing solutions extend beyond simple contact data to enable modern marketers and sellers to automate data management and cleansing, leverage AI-powered models to build segments of high-propensity prospects, activate those segments across email, digital ads, paid media and sales plays, unmask and track website visitors and measure campaign performance. We help our clients optimize their sales and marketing functions and narrow their focus on the highest probability businesses.

Our principal Sales & Marketing solutions include:

D&B Connect empowers businesses to make data-driven decisions by providing easy access to the largest, trusted source of premastered entity data through our proprietary AI/ML-powered matching algorithm. Our self-service suite reduces complexity, accelerates time to value, and enables customers to establish and maintain accurate golden records through automation, while leveraging the globally trusted D-U-N-S number. D&B Connect offers a modern approach to master data management that allows customers to quickly identify opportunities and potential risks within a business.

D&B Optimizer is an integrated data management solution that links clients' first party business records in their CRMs, marketing automation and other marketing applications directly with the D&B Data Cloud and ensures continuous data hygiene and management to drive actionable commercial insights and a single client view across multiple systems and touchpoints.

D&B Direct is an API-enabled data management solution that delivers valuable customer insights into CRMs, marketing automation and other marketing applications for on-demand business intelligence. This configurable format allows users to tailor their own solutions for their organization's needs.

D&B Rev.Up ABX is an open and agnostic platform that aligns marketing and sales teams to deliver an optimal and coordinated buying journey for accelerated pipeline creation and progression. D&B Rev.Up ABX consolidates first and third party data, allows teams to build high-propensity targets from that data for account-based campaigns, activate target segments across leading email, advertising, and sales automation tools, engage prospects with personalized content, and measure resulting campaign performance.

D&B Audience Targeting helps clients reach the right audiences with the right messages by leveraging our digital IDs and curated pre-defined B2B audience targeting segments that span digital display, mobile, social and connected TV advertising channels. Our offerings also include global online and offline data onboarding and transformation and B2B and business-to-consumer identity graph and audience targeting data, which extend our position in the B2B online marketing value chain and build upon our Audience Solutions business by adding global scale and online data to power omni-channel marketing around the world.

D&B Visitor Intelligence turns web visitors into leads by leveraging D&B's rich B2B data set and digital identity resolution capabilities to unmask anonymous web traffic and identify which companies and potential buyers are visiting client websites. This critical visitor intelligence drives personalized web experiences, increased conversion rates with prefill web registrations and retargeting capabilities to quickly engage these new leads and accelerate the sales process.

D&B Hoovers is a sales intelligence solution that allows clients to research companies, quickly build pipelines, engage in informed conversations and enhance sales productivity. Clients are able to target companies and contacts through search filters that continually refresh based on developed criteria. The solution populates leading tools such as Salesforce, Microsoft Dynamics, HubSpot and Marketo records to allow clients to reduce time spent on administrative tasks and improve sales productivity.

InfoTorg is a subscription based online SaaS application that provides clients with detailed information services on people, companies, vehicles, real estate, laws and regulations as well as court judgments in Sweden. InfoTorg helps our clients solve their core everyday tasks based on verified and easy to find information. The versatility of the product enables many different use cases, e.g. AML/KYC - controls in the financial industry, verification and control of individuals in the public sector as well as vehicle transactions for car dealers and workshops.

Our Competitive Strengths

Market Leadership with the Most Comprehensive Company and Business Data

We are uniquely qualified to address the commercial data-driven decisioning needs of our clients due to the breadth and depth of our proprietary Data Cloud and the extensive intellectual property driving insights. Our Data Cloud includes more than 550 million organizations globally and extends far beyond those for which data is publicly available. The D-U-N-S Number is a widely recognized identifier and is a policy-driven requirement for the process of supplying trade credit for many businesses and governments. In addition to the data ingested, D&B has been awarded 255 patents, many of which are focused on the complex problem of mapping disparate data sources to a business entity. Our owned, proprietary information and analytics include commercial credit and firmographic information, professional contact information, third party regulatory compliance, receivables, payment history and other information.

Our strategic relationships with our global WWN alliances provide us with international data in our global Data Cloud, which we view as a key competitive strength in serving both U.S. and international businesses. The contributory nature of our Data Cloud, where we combine proprietary information and official public source data, underpinned by focus on data quality delivered globally through our Data Quality Standards program, creates a strong network. Our Data Cloud is also differentiated in our ability to track corporate linkages of child-to-parent organization relationships and define universal beneficial ownership across entities to help clients better understand commercial relationships and make better informed decisions with a more holistic view of the business.

Innovative Analytics and Decisioning Capabilities Driving End-to-End Solutions

In a world of increasing data access, the value proposition for companies like ours is shifting from the provision of core data to the generation of analytical insights to inform decisioning processes and optimize workflows, across interrelated business activities. Our end-to-end solutions cover a comprehensive spectrum of use cases across the lifecycle of our clients' businesses. These use cases continue to evolve as we, and our customers, find additional ways to derive insights from our data. We believe our configurable solutions, in combination with our proprietary Data Cloud, are a key competitive advantage for us and allow us to effectively compete across the entire commercial data and analytics landscape.

Deep Relationships with Blue Chip Clients

With our leading data and analytical insights, we serve many of the largest enterprises in the world. Our client base is diversified across size, industry and geography and features minimal concentration. In 2023, 2022 and 2021, no client accounted for more than 5% of our revenue, and our top 50 clients accounted for approximately 25% of our revenue. We have held relationships with 18 of our top 25 clients by size of revenue for the year ended December 31, 2023 for more than 20 years, which reflects how deeply embedded we are in their daily workflows and decisioning processes. For 2023 our annual revenue retention rate was 96%.

Scalable and Highly Attractive Financial Profile

We have an attractive business model underpinned by stable and highly recurring revenues, significant operating leverage and low capital requirements that contribute to strong free cash flow. Our high levels of client retention and shift toward multi-year subscription contracts result in a high degree of revenue visibility. The vast majority of our revenues are either recurring or re-occurring in nature. Additionally, we benefit from natural operating leverage given the high contribution margins associated with incremental revenue generated from our centralized Data Cloud and solutions. Despite the investments being made to enhance our technology, analytics and data, our capital requirements remain low with capital expenditures (including capitalized software development costs) of approximately 9% of our revenues in 2023. All of these factors contribute to strong free cash flow generation, allowing us the financial flexibility to invest in the business and pursue growth through acquisitions.

World Class Management Team with Depth of Experience and Track Record of Success

Our senior management team has a track record of strong performance and significant expertise in both the markets we serve and in transforming similar businesses by delivering consistent growth both organically and through acquiring and integrating businesses. Our management team operates under the leadership of Mr. Foley, who has a long, successful history of acquiring, reorganizing and transforming companies by rationalizing cost structures, investing in growth and onboarding and mentoring senior management. Beyond our senior management team, we are focused on attracting and retaining the strongest talent at all levels throughout the organization.

Our Growth Strategy

Enhance Existing Client Relationships

We believe our current client base presents a large opportunity for growth through enhanced cross selling in order to capture more of our clients' data and analytics spend. As an end-to-end provider of commercial data and analytics, we believe

there are significant opportunities to have clients buy from a consistent, single-source provider and to increase their interaction with our platform which is anchored by our foundational D-U-N-S data and embedded into their internal workflows. Our go-to-market strategy enables us to increase the number of touchpoints with key decision makers within any given client and allows us to identify and sell the right solutions to each decision maker's respective department. By focusing on enhancing the quality of our data and analytics, we will be able to produce more valuable insights, increasing client engagement across our existing solutions and driving clients towards new, innovative solutions.

Win New Clients in Targeted Markets

We believe that there is substantial opportunity to grow our client base. While we have significant market share in the enterprise and mid-market, there continues to be opportunity to win new clients. There are several instances where we have built a successful long-term enterprise client relationship with a particular company, but its competitors are not our clients. Our focus is to leverage our best practices from serving one company and articulate the value to similar companies that may benefit from our solutions and experience.

We also believe there is significant opportunity to expand our presence in the SMB market. We currently serve approximately 84,000 SMB clients out of the millions of businesses within the global marketplace. In addition, we are servicing over 38,000 businesses a month on average that seek our solutions or that need a D-U-N-S Number and have over 2,900,000 businesses leveraging our business credit and insights. We have existing relationships with many SMBs through solutions enabling the proactive monitoring of their D-U-N-S Number. Our D&B Marketplace is an integrated web platform that provides businesses with an introduction to Dun & Bradstreet's capabilities and solutions for their potential use, and digital advertising solutions that enable enterprises to target their offers to our SMB audiences. By leveraging this go-to-market channel and offering more simplified solutions that are easily integrated into client workflows, we can continue to expand our reach among SMBs.

Develop Innovative Solutions

Given the depth and coverage of information contained in our proprietary Data Cloud, we believe we can continue to develop differentiated solutions to serve our clients in an increasing number of use cases. As we continue to gather and incorporate additional sources of data, we believe the resulting analytics and insights we are able to provide within our solutions will be increasingly impactful to our clients and their decisioning processes. By improving the quality and breadth of our Data Cloud and applying emerging technologies such as Gen AI, we expect to expand into adjacent use cases and leverage our data insights in new functional areas such as capital markets. We also expect to utilize these powerful tools to identify and further penetrate attractive addressable markets, as demonstrated by the development of our Risk & Compliance solutions, a high growth area within our Finance & Risk solutions, in order to better address the GRC market. These additional solutions utilize existing data architecture to generate high contribution incremental revenue streams.

One of the most recent examples of innovative application of the Data Cloud is D&B Risk Analytics Compliance Intelligence. The solution arms compliance teams around the world with data and modern capabilities needed to conquer the evolving landscape and complexity of third-party compliance risk. By leveraging data from the Data Cloud, the solution brings insights connected to more than 550 million entities – helping organizations to identify who exactly they are doing business with. Further, through intelligent and highly configurable policy-led workflows, D&B Compliance Intelligence provides a future-ready KYC/KYB monitoring solution that helps keep companies apprised of risk in near real-time for proactive mitigation. The solution aims to help compliance teams quickly and effectively verify, assess, monitor, and manage entities and beneficial owners and fortify company reputation.

With our data as the backbone for some of the largest and most sophisticated organizations in the world, we are uniquely positioned to help them achieve their goals of increasing revenues, driving down costs and mitigating risk. Our products and services are underpinned by validated, historical and proprietary data, which allows us to deliver reliable and interpretable AI created results that drive our clients' most critical business decisions. Having utilized these technologies in our analytics solutions for the past several years, we have a robust product development program with multiple solutions being tapped to incorporate generative AI and large language models, including in the areas of ESG, Linkage and Matching, and Sales and Marketing solutions. Further, we develop Master Data Management ("MDM") solutions to help businesses connect data sets within an organization and create clean, accurate and complete data records. Our MDM solutions fueled by AI-based capabilities help clients maximize the value offered by predictive analytics, machine learning, Gen AI and large language models. These capabilities are foundational for product innovation and are critical for any AI model creation and training. We are also focused internally on ways that Gen AI can improve our own operational efficiency and act as client zero in the development of future commercial offerings.

Expand Our Presence in Attractive International Markets

Despite our global presence and industry leading position in the North American market, we remain relatively under-penetrated in international markets, with International revenue accounting for approximately 30% of our business in 2023. We believe that expanding our presence in owned international markets can be a significant growth driver for us in the coming

years. Our international growth strategy begins with localizing current solutions to meet global demand and, similar to our domestic strategy, includes a focus on cross-selling and upselling, winning new clients and developing innovative solutions.

Selectively Pursue Strategic Acquisitions

While the core focus of our strategy is to grow organically, we believe there are strategic acquisition opportunities that may allow us to expand our footprint, broaden our client base, increase the breadth and depth of our data sets and further strengthen our solutions. We believe there are attractive synergies that result from acquiring small companies that provide innovative solutions and integrating these solutions into our existing offerings to generate cross-selling and upselling opportunities across our existing client base, and we will continue to maintain a disciplined approach to pursuing acquisitions.

Our Clients

We have a diversified client base with approximately 240,000 clients worldwide during 2023. Our client base is diversified across size, industry and geography, and features minimal concentration; with no client accounting for more than 5% of revenue and our top 50 clients accounting for approximately 25% of revenue. Our clients include enterprises across nearly all industry verticals, including financial services, technology, communications, retail, transportation and manufacturing, and our data and analytics support use cases of all types. A substantial portion of our revenue is derived from companies in the financial services industry. We have held relationships with 18 of our top 25 clients by size of revenue for the year ended December 31, 2023 for more than 20 years, which reflects how deeply embedded we are in their daily workflows and decisioning processes. For 2023, our annual revenue retention rate, reflecting the percentage of prior year revenue from clients who were retained in the current year, was 96%.

In addition to our blue chip corporate client base, we serve a number of government organizations. Through the development of our analytics, we continue to move into mission critical functions with higher applicability across federal, state and local government organizations.

We have a presence in 256 countries and territories, including the United States, Canada, the U.K., Northern Europe, Central Europe, Greater China and India as of December 31, 2023. Our international presence is organized through the WWN alliances and majority or wholly-owned markets. The following table presents the contribution by geography to revenue, which excludes Corporate and other:

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue by geography			
North America	71 %	71 %	69 %
International	29 %	29 %	31 %

Go-to-Market Organization

Our sales and marketing efforts are focused on both generating new clients as well as cross-selling and upselling our end-to-end solutions to existing clients. Our salesforce is segmented into three distinct channels: Strategic Sales, Field Sales and Inside Sales. To align our salesforce more effectively with our clients, we have also organized these distribution channels by either industry or geographic territories supported by centralized product/solution based pre-sales development teams and specialized sales support teams. Our sales compensation plans are designed to incentivize multi-year contracting and cross-selling.

Our Strategic Sales team is organized by industry and covers our largest and most sophisticated clients who typically use multiple D&B solutions across a variety of use cases. These strategic clients are each independently managed by directors who own the client relationship and are equipped to sell all solutions. In many instances, we deploy our employees on-site to assist our clients in implementing and configuring our analytics for various use cases, acting as a "one-stop shop" for our clients' data and analytics needs.

Our Field Sales team is geographically distributed and promotes both our Finance & Risk solutions and Sales & Marketing solutions, largely targeting clients with revenues in excess of $250 million. Clients in this grouping typically buy only one of our solutions, and there is ample opportunity to expand the depth of our relationships as we continue to educate and train our sales professionals on selling our full suite of solutions.

Lastly, our Inside Sales team is focused on all other businesses that are not covered by our other direct sales channels in the emerging and micro business segments. Our specialized sales support and subject matter experts are consolidated in a shared services organization and support all channels as needed.

In addition to our direct go-to-market efforts, we also sell through our network of strategic alliances to jointly deliver our data and analytics to our mutual clients. This indirect channel is centrally managed collaboratively within the sales organization and also has responsibility for coordinating all global WWN and owned markets to ensure consistency of approach and account management for our global clients.

Given the breadth of our end-to-end solutions and increased focus on cross-selling, we have spent considerable time training and upskilling our salesforce in a formal sales training program. We now require sales certifications from our salesforce and have instituted talent assessments and performance check-ins to ensure we continue to shape our culture to winning and accountability.

International Presence

We have operated internationally for over 160 years and benefit from an extensive network and strong global brand recognition. We have an operating framework of owned, majority-controlled and alliance markets that serve international clients and secure critical global data to support both our United States and international clients. Across all international markets, we leverage our unique data sets and solutions to serve our clients' Finance & Risk and Sales & Marketing needs.

There are certain key international markets in which we operate independently, including the U.K., Northern Europe, Central Europe, Greater China and, in the case of India, through a joint venture in which we are the majority owner. As we continue to provide international companies with our best-in-class data on U.S. companies, suppliers and prospects, our solutions have also increasingly become localized in recent years to better serve foreign markets. Our local presence ensures the complete, timely and accurate collection of commercial information.

In addition, as of December 31, 2023, we also operated through 13 WWN alliances. Our WWN members license our data, solutions as well as our trademarks and brand, to serve local markets where Dun & Bradstreet does not have a direct ownership interest and collect local data which is provided to D&B's Data Cloud. Our extensive international network enables millions of executives around the world to make confident business decisions with reliable and accessible information. Our strategic relationships with our global WWN alliances provide us with best-in-class breadth of international data in our Data Cloud, as well as a strong distribution network for our D&B solutions which we view as a key competitive strength in serving international and global enterprises. This approach has improved the applicability of our data to serve local clients, while enlarging and strengthening the data sets for clients in all geographies.

Competition

We primarily compete on the basis of differentiated data sets, analytical capabilities, solutions, client relationships, innovation and price. We believe that we compete favorably in each of these categories across both our Finance & Risk and Sales & Marketing solutions. Our competitors vary based on the client size and geographical market that our solutions cover.

For our Finance & Risk solutions, our competition generally varies by client size between enterprise, mid-market and SMBs. Dun & Bradstreet has a leading presence in the enterprise market as clients place a high degree of value on our ability to identify relationships across disparate entities, generate insights deep into a company's lifecycle, combined with best-in-class commercial credit database to inform their critical decisions around the extension of credit. Dun & Bradstreet's main competitors in the enterprise and mid-market include Bureau van Dijk (owned by Moody's Corporation), Experian and Creditsafe in Europe and Experian and Equifax in North America. In the SMB market, our competition generally includes Equifax, Experian and other consumer credit providers that offer commercial data. Additionally, there is a fragmented tail of low cost, vertical and regionally focused point solutions in this market that may be attractive to certain clients but lack the scale and coverage breadth to compete holistically.

For our Sales & Marketing solutions, our competition has historically been very fragmented with many players offering varying levels of data quantity and quality, and with data being collected in ways that may cross ethical and privacy boundaries. Our direct competitors vary depending on use cases, such as market segmentation, digital marketing lead generation, lead enrichment, sales effectiveness and data management. In the market for professional contact data, our competition generally includes ZoomInfo and a few consultancies building bespoke solutions. For other sales and marketing solutions such as customer data platform, visitor intelligence, audience targeting and intent data, we face a number of smaller competitors.

Overall, outside North America, the competitive environment varies by region and country, and can be significantly impacted by the legislative actions of local governments, availability of data and local business preferences.

In the United Kingdom, our direct competition for our Finance & Risk solutions is primarily from Moody's Analytics and Creditsafe. Additionally, the Sales & Marketing solutions landscape in these markets is both localized and fragmented, where numerous local players of varying sizes compete for business.

In Northern Europe, we primarily compete with Enento and Experian and in Central and Europe markets we compete with several regional and local players.

In Asia Pacific, we face competition in our Finance & Risk solutions from a mix of local and global providers. In China we primarily compete with global providers such as Experian and Moody's Corporation, as well as technology driven local players focusing on domestic data. In India we compete with local competitors. In addition, as in the U.K., the Sales & Marketing solutions landscape throughout Asia is localized and fragmented.

We believe that the solutions we provide to our clients in all geographies reflect our deep understanding of our clients' businesses, the differentiated nature of our data and the quality of our analytics and decisioning capabilities. The integration of our solutions into our clients' mission critical workflows helps to ensure long-lasting relationships, efficiency and continuous improvement.

Technology

Our Technology ecosystem is key to how we efficiently collect, curate and ultimately deliver our data, actionable analytics and business insights to our customers. We continue to invest in the architecture of our technology platforms and cloud-focused infrastructure to enhance our ability to organize and process high volumes of disparate data, increase system availability, data quality and improved delivery, while effectively managing our overall cost. We continue to look for ways to add and integrate new data sets and analytical capabilities into our simplified and scaled technology infrastructure along with a focus simplifying and modernizing our data supply chain.

Our approach emphasizes operational efficiency, consistent technology hygiene, scalability and resiliency, underpinned by strong cybersecurity and technology risk management practices. We continue to shift away from a traditional data center strategy and have prioritized our digital transformation to the cloud.

Intellectual Property

We own and control various intellectual property rights, such as trade secrets, confidential information, trademarks, service marks, trade names, copyrights, patents and applications for the foregoing. These rights, in the aggregate, are of material importance to our business. We also believe that the Dun & Bradstreet name and related trade names, marks and logos are of material importance to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us. We consider our trademarks, service marks, databases, software, analytics, algorithms, inventions and other intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contractual safeguards for protecting them throughout the world.

We own patents and have filed for patent applications both in the United States and in other selected countries of importance to us. The patents and patent applications include claims which pertain to certain technologies and inventions which we have determined are proprietary and warrant patent protection. We believe that the protection of certain of our innovative technology and inventions, such as our proprietary methods for data curation and identity resolution, through the filing of patent applications, is a prudent business strategy. Filing of these patent applications may or may not provide us with a dominant position in the applicable field of technology. However, these patents and/or patent applications may provide us with legal defenses should subsequent patents in these fields be issued to third-parties and later asserted against us. Where appropriate, we may also consider asserting, or cross-licensing, our patents.

Corporate and Social Responsibility

We believe a defining quality of successful companies is that they demonstrate a consistent commitment to empowering the people and communities where they operate. We believe in having a positive impact through responsible engagement on ESG issues. We use our data and analytics to help companies grow their business and become better global corporate citizens.

We are committed to evaluating and, where possible, reducing the environmental impact of our offices and data centers. We have measured our greenhouse gas emissions for Scope 1 and Scope 2 and reported the results in our 2022 Corporate Sustainability Report. We have expanded transparency regarding our environmental impact by including a reference index aligning with the SASB Table for Technology and Communications in the Software and IT Services subsector, the Global Reporting Initiative ("GRI"), as well as the Task Force on Climate-Related Financial Disclosures ("TCFD"), while actively monitoring new developments and requirements in this evolving space. See further discussion in our 2022 Corporate Sustainability Report, which is available on our website at investor.dnb.com.

We consider environmental and social impacts throughout the design of our products, including using energy-efficient data services for hosting, storing and deploying our products. We seek to engage with suppliers and vendors that use progressive and environmentally friendly products, materials, and technology to advance sustainability across our organization. We have

adopted a Code of Conduct and Ethics for Third Parties, an Environmental Policy Statement and a Product Governance & Sustainability Policy Statement that are available on our website at www.dnb.com under "About Us -- Our Company -- Our Focus on Sustainability."

Our company culture provides a foundation that facilitates our commitment to social and economic development and to contributing to the sustainability of the communities in which we all live and operate. We are committed to fostering a workplace where everyone's voice is valuable and diversity in all its forms is welcomed. We look at responsibility from several dimensions— how we support and empower our employees, the way we focus on helping our clients, strengthen our communities, and the way we manage our business— in order to remain aligned with our core value of inherent generosity.

The Board oversees ESG matters, with assistance from the Audit, Corporate Governance & Nominating, and Compensation Committees. We have also formed an internal Sustainability Working Group that is tasked with development and execution of our ESG program, assessing the ESG landscape and communicating our progress to the stakeholders.

Workforce and Human Capital Resources

As of December 31, 2023, we had 6,414 employees worldwide, of whom 2,531 were in our North America segment and Corporate, and 3,883 were in our International segment. Our workforce also engages third-party consultants as an ongoing part of our business where appropriate. There are no unions in our U.S. or Canadian operations, and work councils and trade unions represent a portion of our employees in a few European markets. We have not experienced any work stoppages and we believe we maintain strong relations with our employees.

We strive to make our company a diverse, inclusive and safe workplace that will drive personal growth for each of our employees. We design our human resources programs to support these critical objectives. We provide a comprehensive compensation and benefits package designed to support our employees, both at home and at work. We provide learning and development programs for our people to prepare them for their roles and facilitate internal career mobility to foster a high-performing workforce.

We are committed to a diverse and inclusive workforce where many diverse perspectives, thoughts, beliefs, educational backgrounds and experiences are purposefully and respectfully brought together. We have adopted a Human Capital & Diversity, Equity and Inclusion Policy Statement that is available on our website at www.dnb.com under "Our Company -- About Us -- Our Focus on Sustainability - People." We make employment decisions based on merit and are committed to seeking diverse talent. Our diversity and inclusion programs further enhance our culture with the goal of making our workplace more engaging and inclusive.

Financial Information by Segment

In addition to our two reportable segments, we have a corporate organization that consists primarily of general and administrative expenses that are not included in the other segments. For financial information by reporting segment, see Note 18 to the consolidated financial statements.

Regulatory Matters

Compliance with legal and regulatory requirements is a top priority for us. This includes compliance, to the extent applicable, with national and local anti-bribery and anti-corruption laws, information privacy, communications privacy, and data protection laws and regulations, data security and cybersecurity laws, artificial intelligence laws, unfair and deceptive trade practices laws, consumer protection laws, data broker laws, export control and economic sanctions laws, antitrust/competition laws, environmental, social, governance and sustainability laws, national laws regulating enterprise credit reporting agencies and, in a few cases internationally, consumer reporting agencies, freedom or expression laws, and digital accessibility and advertising laws. These laws are enforced by national and local regulatory agencies, and in some instances also through private civil litigation. Additionally, on April 6, 2022, the U.S. Federal Trade Commission finalized approval of a Consent Order with us (the "FTC Order") primarily relating to our business credit managing and monitoring products. The FTC Order requires that we undertake specific compliance practices and reporting during its term, which ends on April 6, 2042.

We proactively manage our compliance with laws and regulations through a dedicated legal and compliance and ethics team situated in the United States, Europe, Greater China and India, with all team members reporting to the Chief Legal Officer and Chief Ethics and Compliance Officer in the United States. Through our legal and global compliance and ethics functions, we operate a comprehensive global compliance and ethics program aligned with the U.S. Federal Sentencing Guidelines Elements of an Effective Compliance and Ethics Program, the OECD Good Practices Guidance on Internal Controls, Ethics, and Compliance, the OECD Guidelines Governing the Protection of Privacy and Transborder Flows of Personal Data, the accountability principle of the GDPR, International Organization for Standardization (ISO) standards for Compliance Management Systems (ISO 37301), Information Security Management Systems (ISO 27001), and Privacy Information Management Systems (ISO 27701) and the FTC Order. Based on a holistic program model integrating these frameworks, we undertake compliance risk assessments, promulgate policies and procedures to address a broad range of compliance risks and

topic areas, provide awareness and training to our teams and associates, maintain and strive to continually improve upon compliance program operations, monitor all material legislative developments, laws and regulations applicable to our business, oversee, monitor and audit the efficacy of our internal compliance-related controls, evaluate the compliance and regulatory risks of the suppliers and other third parties we engage, advise on and assist in the development of new products, data solutions, and services, and meet as necessary and appropriate with regulators and legislators to establish transparency of our operations and create a means to understand and respond should any issues arise.

Data Protection, Privacy, Artificial Intelligence, and Technology Regulation

Our operations are subject to applicable national and local laws that regulate privacy, data and cyber security, artificial intelligence, broader data collection, use and sharing, cross-border data transfers and/or business, and in certain cases internationally, consumer credit reporting. These laws impact, among other things, data collection, usage, storage, transparency, security and breach, dissemination (including transfer to third parties and cross-border), individual rights management, retention and destruction. Certain of these laws provide for civil and criminal penalties for violations. Expansion into new use cases for personal information, artificial intelligence, and growth, whether through organic growth or strategic acquisitions, adds a further layer of complexity to our overall obligations under these laws, including new obligations relating to certain categories of consumer data and emerging regulations and interpretations of existing laws related to artificial intelligence and automated decision-making. The laws and regulations that affect our business include, but are not limited to:

- the GDPR, the ePrivacy Directive and implementing national legislation, and judicial and regulatory developments on the EU and national level;

- U.S. federal, state and local privacy and data protections laws such as the Federal Trade Commission Act ("FTC Act") and similar state laws, state data breach laws and state privacy laws;

- China's Cybersecurity Law, China Personal Information Protection Law ("PIPL"), Data Security Law ("DSL"), and Generative AI Measures as well as other civil and criminal laws relating to data protection and artificial intelligence;

- India's new Digital Personal Data Protection Act, 2023 ("DPDPA"), Information Technology Act, 2000, Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, and India Cert-In Cybersecurity Directions, 2022;

- other international data protection, data localization, and state secret laws impacting us or our data suppliers; and

- oversight by regulatory authorities for engaging in business credit reporting such as the U.K. Financial Conduct Authority, the People's Bank of China, the Sweden Authority for Privacy Protection, Finnish Data Protection Ombudsman, Datatilysnet of Denmark, and Datatilysnet of Norway.

These laws and regulations, which generally are designed to protect privacy interest and rights and to prevent the misuse of personal information available in the marketplace, are complex, change frequently and have consistently trended towards becoming more stringent over time. We already incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to data transparency and data subject rights across markets and consumer privacy rights in the United States, the collection, use, accuracy, correction, sharing and cross border transfers of personal information, and the risks to individuals associated with artificial intelligence technologies, such as bias discrimination, deception, and fraud. In addition, many consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy, personal data and human rights in light of evolving technologies and data uses and have become increasingly concerned about the need for expanded oversight for data processing, generation, handling, and security. As a result, they are lobbying and advocating for further restrictions, transparency, and accountability for the dissemination or commercial use of personal information, particularly in digital ecosystems. For example, in 2023, new data broker laws were introduced in two additional U.S. states, and The Delete Act expanded existing data broker requirements in California, including providing for a single data deletion request applicable to all data brokers. Additional legislative or regulatory efforts in the United States and other jurisdictions globally could further restrict and/or increase responsibilities and requirements associated with the collection, use, communication, access, accuracy, obsolescence, sharing, cross border transfer, correction, security and rights of individuals and entities related to this personal information. In addition, any perception that our practices or products constitute a violation of privacy or data protection, laws or regulations, whether or not consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt our business and expose us to increased liability. Further developments in the area of data subject rights, including broad rights around data access, correction, deletion and erasure, portability, restriction, and objection may incur additional costs to the Company as we continue to refine operational and technical controls to meet our expanding legal obligations.

Additional Information

Our website address is www.dnb.com. We make available free of charge on or through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information regarding our corporate responsibility and sustainability initiatives is also available on our website at www.dnb.com under "About Us -- Our Company -- Our Focus on Sustainability." However, the information found on our website is not part of this or any other report.

Item 1A. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report on Form 10-K. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected.

Our operations and financial results are subject to various risks and uncertainties, including but not limited to those described below, which could harm our business, reputation, financial condition, and operating results. Below is a summary of these risk factors followed by the detailed risk factors:

Operational Risks

- Our ability to implement and execute our strategic plans may not be successful and, accordingly, we may not be successful in achieving our goals, which could have a material adverse effect on our business, financial condition and results of operations.
- If we are unable to develop or sell solutions in a timely manner or maintain and enhance our existing client relationships, our ability to maintain or increase our revenue could be adversely affected.
- We face significant competition for our solutions, which may increase as we expand our business.
- Our brand and reputation are key assets and a competitive advantage, and our business may be affected by how we are perceived in the marketplace.
- Our international operations and our ability to expand our operations outside the United States are subject to economic, regulatory, political and other inherent risks.
- Data security and integrity are critically important to our business, and cybersecurity incidents, including cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability and/or significant harm to our reputation.
- A failure in the integrity of our data, models, or the systems upon which we rely could harm our brand and result in a loss of sales and an increase in legal claims.
- If we experience system failures, personnel disruptions or capacity constraints, the delivery of our solutions to our clients could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or clients.
- We could lose our access to data sources or ability to transfer data across the systems in markets where we operate, which could prevent us from continuing to provide our solutions or to develop new solutions in response to market opportunities.
- We use software and service providers, including network and cloud providers in our business and if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change it could have a material adverse effect on our business, financial condition and results of operations.
- We rely on our relationships with key long-term clients, business partners and government contracts for a substantial part of our revenue, the diminution or termination of which could have a material adverse effect on our business, financial condition and results of operations.
- We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.

Legal and Regulatory Risks

- We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices. We also rely on trade secrets and other forms of unpatented intellectual property that may be difficult to protect.
- We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.
- We are subject to various governmental regulations, laws and orders, including a 20 year consent order with the U.S. Federal Trade Commission (FTC), compliance with which may cause us to incur significant expenses or reduce the availability or effectiveness of our solutions, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities.
- Current and future litigation, investigations or other actions against us could be costly and time consuming to defend.

- If we experience changes in tax laws or adverse outcomes resulting from examination of our tax returns, it could have a material adverse effect on our business, financial condition and results of operations.

Financial Risks

- We have a substantial amount of goodwill and other intangible assets, and an economic downturn could adversely impact the valuation of these assets resulting in impairment charges that could have a material adverse effect on our results of operations.
- Our pension plans are subject to financial market risks that could have a material adverse effect on our business, financial condition and results of operations.
- Our substantial indebtedness could have a material adverse effect on our financial condition and our ability to operate our business or react to changes in the economy or our industry, prevent us from fulfilling our obligations and could divert our cash flow from operations for debt payments.
- Despite our indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.
- We may be unable to service our indebtedness.
- The agreements governing our indebtedness impose significant operating and financial restrictions on us, which may restrict our ability to pursue our business strategies and capitalize on business opportunities.
- A decline in our operating results or available cash could cause us to experience difficulties in complying with covenants contained in more than one agreement, which could result in bankruptcy or liquidation.
- Change in credit ratings, increases in interest rates, or volatility in the U.S. and global financial markets could impede access to, or increase the cost of, financing our operations and investments.

Risks Related to Our Company Structure

- Our Investor Consortium continues to hold significant ownership stakes in our common stock, which can significantly influence our business/affairs and may have conflicts of interest with us in the future.
- Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.
- Our ability to pay dividends to our stockholders is restricted by applicable laws and regulations and requirements under the agreements governing our indebtedness.
- Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.
- Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

General Risks

- Unfavorable global economic conditions or geopolitical events giving rise to economic uncertainty could have a material adverse effect on our business, financial condition and results of operations.
- When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that could have a material adverse effect on our business, financial condition and results of operations.
- Our business and operations are exposed to risks arising from developments and trends associated with climate change and ESG, including risks associated with our own reporting.
- We are subject to losses from risks for which we do not insure.
- Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
- We may not be able to attract and retain the skilled employees that we need to support our business.
- Our senior leadership team is critical to our continued success, and the loss of such personnel could have a material adverse effect on our business, financial condition and results of operations.
- Certain estimates of market opportunity, forecasts of market growth and our operating metrics included in this Form 10-K may prove to be inaccurate.
- The price of our common stock may be volatile and you could lose all or part of your investment.
- If securities or industry analysts do not publish research or reports about our business or publish inaccurate or negative reports, our stock price could decline.

Operational Risks

Our ability to implement and execute our strategic plans may not be successful and, accordingly, we may not be successful in achieving our goals, which could have a material adverse effect on our business, financial condition and results of operations.

Our board and management team have developed a long-term strategy and operational plans for growing our business, including developing innovative products, simplifying and scaling technology, expanding and enhancing data and optimizing our client services. If the development or implementation of our plans are not successful, we may not produce the revenue, margins, earnings or synergies that we expect, including offsetting the impact of adverse economic conditions that may exist currently or develop in the future. We may also face delays or difficulties in implementing technological, organizational and operational improvements, including our plans to leverage our data insights to develop innovative products and utilize existing data architecture to generate high contribution incremental revenue streams, which could adversely affect our ability to successfully compete. In addition, the costs associated with implementing such plans may be more than anticipated and we may not have sufficient financial resources to fund all of the desired or necessary investments required in connection with our plans. The execution of our long-term strategy and operating plans may also be dependent on external factors that we cannot control. In addition, these strategic and operational plans need to be continually reassessed to meet the challenges and needs of our business in order for us to remain competitive. The failure to implement and execute our strategic and operating plans in a timely manner or at all, realize or maintain the cost savings or other benefits or improvements associated with such plans, have financial resources to fund the costs associated with such plans or incur costs in excess of anticipated amounts, or sufficiently assess and reassess these plans could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop or sell solutions in a timely manner or maintain and enhance our existing client relationships, our ability to maintain or increase our revenue could be adversely affected.

In order to keep pace with client demands for increasingly sophisticated solutions, to sustain expansion into growth industries and new markets and to maintain and grow our revenue, we must continue to innovate and introduce new solutions. The process of developing new solutions is complex and uncertain. Our industry solutions require extensive experience and knowledge from within the relevant industry. We must commit significant resources before knowing whether clients will accept new solutions. We may not be successful because of a variety of challenges, including planning or timing, technical hurdles, difficulty in predicting market demand, changes in regulation or a lack of appropriate resources. Additionally, even if we successfully develop new solutions, our existing clients might not accept these new solutions or new clients might not adopt our solutions due to operational constraints, high switching costs or general lack of market readiness.

Furthermore, our ability to increase revenue depends, in large part, on our ability to retain and enhance existing client relationships and increase the number of solutions our clients buy from us. Our ability to increase sales to existing clients depends on the quality of our data and solutions, clients' satisfaction with our solutions and their desire for additional solutions.

Failure to successfully develop and introduce new solutions or sell new or additional solutions to new or existing clients could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition for our solutions, which may increase as we expand our business.

We face significant competition for our solutions. We compete on the basis of differentiated solutions, datasets, analytics capabilities, ease of integration with our clients' technology, stability of services, client relationships, innovation and price. Our global and regional competitors vary in size, financial and technical capability, and in the scope of the products and services they offer. Some of our competitors may be better positioned to develop, promote and sell their products and services. Larger competitors may benefit from greater cost efficiencies and may be able to win business simply based on pricing. Our competitors may also be able to respond to opportunities before we do, by taking advantage of new technologies, changes in client requirements or market trends. In addition, we face competition from non-traditional and free data sources.

Many of our competitors have extensive client relationships, including relationships with our current and potential clients. New competitors, or alliances among competitors, may emerge and gain significant market share. Existing or new competitors may develop products and services that are superior to our solutions or that achieve greater acceptance than our solutions. If we are unable to respond to changes in client requirements as quickly and effectively as our competition, our ability to expand our business and sell our solutions may be adversely affected.

Additionally, our competitors often sell services at lower prices than us, individually or as part of integrated suites of several related services. This may cause our clients to purchase from our competitors rather than from us, which could result in reduced prices for certain solutions or the loss of clients. Price reductions by our competitors could also negatively impact our operating margins or harm our ability to obtain new long-term contracts or renewals of existing contracts on favorable terms. Additionally, some of our clients may develop their own solutions that replace the solutions they currently purchase from us or look to new technologies, which could result in lower revenue.

We believe that our D-U-N-S Number and our ability to link our data together with this unique identifier provides us with a strategic advantage by allowing for a global, end-to-end assessment of businesses throughout the world. However, some of our competitors and clients utilize their own unique identifiers, and clients have and may continue to adopt alternative standards to our D-U-N-S Number and stop using our solutions. In addition, public and commercial sources of free or relatively inexpensive business information have become increasingly available and this trend is expected to continue. To the extent the availability of free or relatively inexpensive business information increases, the demand for some of our solutions may decrease. If more clients adopt alternative standards to the D-U-N-S Number or look to these other sources of data, it could have a material adverse effect on our business, financial condition and results of operations.

We also expect that there will be significant competition as we expand our business, and we may not be able to compete effectively against current and future competitors. If we are unable to compete successfully, it could have a material adverse effect on our business, financial condition and results of operations.

Our brand and reputation are key assets and a competitive advantage, and our business may be affected by how we are perceived in the marketplace.

Our brand and reputation are key assets of our business and a competitive advantage. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of data quality, effective provision of solutions, business practices, including the actions of our employees, third-party providers, members of the WWN and other brand licensees, some of which may not be consistent with our policies and standards. Negative perception or publicity regarding these matters could damage our reputation with clients and the public, which could make it difficult for us to attract and maintain clients. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in higher regulatory or legislative scrutiny. Negative perceptions or publicity could have a material adverse effect on our business, financial condition and results of operations.

Our international operations and our ability to expand our operations outside the United States are subject to economic, regulatory, political and other inherent risks.

We derive a portion of our revenues from clients outside the United States, and it is our intent to continue to expand our international operations. We have sales and technical support personnel in numerous countries worldwide. Expansion in international markets will require significant resources and management attention and will subject us to increased regulatory, economic and political risks.

The solutions we offer in developed and emerging markets must match our clients' demand for those solutions. Due to price, limited purchasing power and differences in the development of our solutions, our solutions may not be accepted in any particular developed or emerging market, and our international expansion efforts may not be successful. Our business, financial condition and results of operations could be adversely affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

- currency exchange rate fluctuations;
- foreign exchange controls that might prevent us from repatriating cash to the United States;
- difficulties in managing and staffing international offices, including required consultation with Union and Works Councils in certain EU markets;
- increased travel, infrastructure, legal and compliance costs of multiple international locations;
- geopolitical conflicts, wars, terrorist activity, natural disasters, pandemics and other catastrophic events;
- restrictions on the import and export of technologies or doing business with sanctioned countries, individuals and/or entities;
- difficulties in enforcing contracts and collecting accounts receivable;
- longer payment cycles;
- failure to meet quality standards for outsourced work;
- unfavorable tax rules;
- political and economic conditions in foreign countries, particularly in emerging markets;
- local regulations, and new regulatory or judicial interpretations of those regulations, that could impact our data supply from foreign markets, including credit information laws, data localization and privacy and data protection laws such as the EU GDPR, UK GDPR, China DSL and PIPL, and India DPDPA;
- emerging regulations that could restrict our ability to introduce new solutions;
- compliance with the "One China" policy;
- trade relations, such as with China;
- varying business practices in foreign countries;
- reduced protection for, or increased difficulty in enforcing, intellectual property rights;

- the presence and acceptance of varying level of business corruption in international markets; and
- foreign laws and regulatory requirements affecting our business operations overseas, such as the United Kingdom Bribery Act 2010, the FCPA, and various economic sanctions regulations.

As we continue to expand internationally, our success will partially depend on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks could have a material adverse effect on our business, financial condition and results of operations.

Data security and integrity are critically important to our business, and cybersecurity incidents, including cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability and/or significant harm to our reputation.

We collect, store and transmit a large amount of confidential company information on over 550 million total businesses as of December 31, 2023, including financial information and personal information, as well as certain consumer information and credit information. We operate in an environment of significant risk of cybersecurity incidents resulting from unintentional events or deliberate attacks by third parties or insiders, which may involve misconfigurations, exploitation of system or application vulnerabilities or sophisticated targeted attacks. These cyberattacks can take many forms, but they typically have one or more of the following objectives, among others:

- obtain unauthorized access to confidential information;
- manipulate or destroy data; or
- disrupt, sabotage or degrade service on our systems.

We have experienced and expect to continue to experience numerous attempts to access our computer systems, software, networks, data, cloud environments, and other technology assets on a daily basis. The security and protection of our data is a top priority for us. We devote significant resources to maintain and regularly upgrade the wide array of physical, technical, operational, and contractual safeguards that we employ to provide security around the collection, storage, use, access and delivery of information we have in our possession. Despite our safeguards, such as physical security, implementation of technical controls and contractual precautions to identify, detect and prevent the unauthorized access to and alteration and disclosure of our data, we cannot be certain that third party systems that have access to our systems will not be compromised or disrupted in the future, whether as a result of criminal conduct or other advanced, deliberate attacks by malicious actors, including hackers, nation states and criminals, breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. Due to the sensitive and comprehensive nature of the information we collect, process, store and transmit, it is not unusual for efforts to occur (coordinated or otherwise) by unauthorized persons to attempt to obtain access to our systems or data, or to inhibit our ability to deliver products or services to a consumer or a business client.

We must continually monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, viruses, malware, and other events that could have a security impact. The preventive actions we take to address cybersecurity risk, including protection of our systems, networks, and cloud environments may be insufficient to repel or mitigate the effects of cyberattacks as it may not always be possible to anticipate, detect or recognize threats to our systems, or to implement effective preventive measures against all cybersecurity risks. This is because, among other things:

- the techniques used in cyberattacks change frequently and may not be recognized until after the attacks have succeeded;
- cyberattacks can originate from a wide variety of sources, including sophisticated threat actors involved in organized crime, sponsored by nation-states, or linked to terrorist or hacktivist organizations; and
- third parties may seek to gain access to our systems either directly or using equipment or security passwords belonging to employees, clients, third-party service providers or other users.

Although we have not incurred material losses or liabilities to date as a result of any breaches, unauthorized disclosure, loss or corruption of our data or inability of our clients to access our systems, such events could disrupt our operations, subject us to substantial regulatory and legal proceedings and potential liability and fines, result in a material loss of business and/or significantly harm our reputation.

We may not be able to immediately address the consequences of a cybersecurity incident because a successful breach of our computer systems, software, networks, cloud environments, or other technology assets could occur and persist for an extended period of time before being detected due to, among other things:

- the breadth and complexity of our operations and the high volume of transactions that we process;
- the large number of clients, counterparties and third-party service providers with which we do business;
- the proliferation and increasing sophistication of cyberattacks; and
- the possibility that a third party, after establishing a foothold on an internal network without being detected, might obtain access to other networks and systems.

While we have established incident and breach response processes, the extent of a particular cybersecurity incident and the steps that we may need to take to investigate it may not be immediately clear, and it may take a significant amount of time before such an investigation can be completed and full and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the extent of the impact, harm, or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, any or all of which could further increase the costs and consequences of a cybersecurity incident.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that data or systems subject to such laws are subject to an occurrence, or a series of a related occurrences, that adversely affects the confidentiality, integrity, or availability of such a system or data residing therein, or leads to the accidental or unlawful destruction, loss, alteration, unauthorized access, or disclosure of such data. Additional regulations regarding the use, access, accuracy and security of such data are possible. In the United States, we are subject to laws that provide for at least 50 disparate notification regimes. In Europe, we are subject to reporting breaches across the EU and other European markets in which we operate. We also are subject to additional notification regimes in Asia. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

If we are unable to protect our computer systems, software, networks, data, cloud environments, and other technology assets it could have a material adverse effect on our business, financial condition and results of operations.

A failure in the integrity of our data, models, or the systems upon which we rely could harm our brand and result in a loss of sales and an increase in legal claims.

The reliability of our solutions is dependent upon the integrity of the data in our global datastores as well as our models, including scores and other analytics. We utilize single source providers in certain countries to support the needs of our clients globally and rely on members of our WWN to provide local data in certain countries. A failure in the integrity of our datastores and models, or an inability to ensure that our usage and processing of data is consistent with legal and regulatory obligations, including any terms or restrictions on such use, whether inadvertently or through the actions of a third party, could harm us by exposing us to client or third-party claims or by causing a loss of client confidence in our solutions. For example, we license data from third parties for inclusion in the data solutions that we sell to our clients, and while we have guidelines and quality control requirements in place, we do not have absolute control over such third parties' data collection and compliance practices. We may experience an increase in risks to the integrity of our datastores as we acquire content through the acquisition of companies with existing databases that may not be of the same quality or integrity as our existing datastores.

In addition, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering and other database technologies and the use of the internet as well as emergence of new technologies. These improvements, as well as changes in client preferences or regulatory requirements or transitions to non-traditional or free data sources or new technologies, may require changes in the technology used to gather and process our data and deliver our solutions. Further, we rely on third-party technology contractors that have extensive knowledge of our systems and database technologies. The loss of these third-party contractors could negatively affect our ability to maintain and improve our systems. Our success will depend, in part, upon our ability to:

- internally develop and implement new and competitive technologies;
- use leading third-party technologies and contractors effectively;
- respond to changing client needs and regulatory requirements, including being able to bring our new solutions to the market quickly; and
- transition clients and data sources successfully to new interfaces or other technologies.

We may not successfully implement new technologies, cause clients or data suppliers to implement compatible technologies or adapt our technology to evolving client, regulatory and competitive requirements. If we fail to respond, or fail to cause our clients or data suppliers to respond, to changes in technology, regulatory requirements or client preferences, the demand for our solutions, the delivery of our solutions or our market reputation could be adversely affected. Additionally, our failure to implement important updates or the loss of key third-party technology consultants could affect our ability to successfully meet the timeline for us to generate cost savings resulting from our investments in improved technology. Failure to achieve any of these objectives would impede our ability to deliver strong financial results.

Although we are continually evolving the systems upon which we rely to sustain delivery of our solutions, meet client demands and support the development of new solutions and technologies, certain of our existing infrastructure is comprised of complex legacy technology that requires time and investment to upgrade without disruption to the business. We have in the past been subject to client and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of monetary damages. We have also licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant such licenses and by clients, they may take actions that could materially adversely affect the value of our proprietary rights or our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

If we experience system failures, personnel disruptions or capacity constraints, the delivery of our solutions to our clients could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or clients.

Our ability to provide reliable service largely depends on our ability to maintain the efficient and uninterrupted operation of our computer network, systems, cloud environments and data centers, some of which have been outsourced to third-party providers who are increasingly reliant on cloud-based service providers to deliver their services. In addition, we generate a significant amount of our revenues through channels that are dependent on links to telecommunications providers. Our systems, personnel and operations could be exposed to damage or interruption from fire, natural disasters, power loss, war, terrorist acts, civil disobedience, telecommunication failures, viruses or malware, DDoS attacks or human error. We may not have sufficient redundant operations to cover a loss or failure of our systems in a timely manner. Any significant interruption could have a material adverse effect on our business, financial condition and results of operations.

We could lose our access to data sources or ability to transfer data across the data system in markets where we operate, which could prevent us from continuing to provide our solutions or to develop new solutions in response to market opportunities.

Our solutions depend extensively upon continued access to and receipt of data from external sources, including data received from clients, strategic partners and various government and public records repositories. In some cases, we compete with our data providers. Our data providers could stop providing data, restrict the scope of data to which we have access, provide untimely data or increase the costs for their data for a variety of reasons, including changing regulatory requirements, judicial decisions, a perception that our systems are unsecure as a result of data security incidents, budgetary constraints, a desire to generate additional revenue or for regulatory or competitive reasons. European regulators and the European Commission have adopted prescriptive measures for assessing and demonstrating that all cross-border data transfers comply with the Court of Justice of the European Union ruling in Case 311/18 Data Protection Commission v Facebook Ireland and Maximillian Schrems (Schrems II), which invalidated the EU-US Privacy Shield as a data transfer mechanism, and set forth new standards for data exporters to evaluate and implement supplemental safeguards. China adopted its own restrictions on cross-border data transfers under its new DSL and PIPL data compliance laws, and additional supplemental measures in China requiring prior authorization for certain data transfers as well as regulatory enforcement decisions and opinions have been adopted pursuant to these laws. Other countries have adopted or may adopt similar measures restricting or placing additional regulatory burdens on cross-border data transfers. As a result, we have become and may become subject to further increased restrictions or mandates on the collection, disclosure or use or transfer of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data or otherwise cannot be transferred out of the country where it has been collected. We may not be successful in maintaining our relationships with these external data source providers or be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we may not be able to obtain data from alternative sources if our current sources become unavailable. If we were to lose access to this external data or if our access or use were restricted or were to become less economical or desirable, our ability to provide solutions could be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, due to data transfer restrictions, existing and prospective clients may be reluctant to acquire or use data that is subject to these restrictions, which may impede our growth.

We use software and service providers, including network and cloud providers in our business and if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change it could have a material adverse effect on our business, financial condition and results of operations.

Our ability to provide solutions to our clients requires that we work with certain third party providers, including software and service providers and network and cloud providers, and depends on such third parties meeting our expectations in both timeliness, quality, quantity and economics. Our third party providers may be unable to meet such expectations due to a number of factors. We might incur significant additional liabilities if the services provided by these third parties do not meet our expectations, if they terminate or refuse to renew their relationships with us or if they were to offer their services to us on less advantageous terms. Although alternative providers may be available to us, we may incur significant expense and research and development efforts to deploy any alternative providers. In addition, while there are backup systems in many of our operating facilities, if these third party providers experience an outage, disruption or cybersecurity incident, we may experience reputational damage, incur liability or experience an extended outage of network services supplied by these vendors or providers that could impair our ability to deliver our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on our relationships with key long-term clients, business partners and government contracts for a substantial part of our revenue, the diminution or termination of which could have a material adverse effect on our business, financial condition and results of operations.

We have long-standing relationships with a number of our clients, many of whom renew their contracts with us annually, which provides our clients with the opportunity to renegotiate their contracts with us, award more business to our competitors or utilize alternative data sources. We also provide our data and solutions to business partners who may combine them with their own and other brands and services and sell them to clients. Such business partners may terminate their agreements with us and compete with us by selling our data or solutions to our clients. We may not retain or renew existing agreements, maintain relationships with any of our clients or business partners on acceptable terms or at all, or collect amounts owed to us from insolvent clients or business partners.

Market competition, business requirements, financial condition and consolidation through mergers or acquisitions, could also adversely affect our ability to continue or expand our relationships with our clients and business partners. There has been, and we expect there will continue to be, merger, acquisition and consolidation activity among our clients. If our clients merge with, or are acquired by, other entities that are not our clients, or that use fewer of our solutions, our revenue may be adversely impacted. Industry consolidation could also affect the base of recurring transaction-based revenue if consolidated clients combine their operations under one contract, since most of our contracts provide for volume discounts. In addition, our existing clients might leave certain geographic markets, which would no longer require them to purchase certain solutions from us and, consequently, we would generate less revenue than we currently expect.

Further, we derive a portion of our revenue from direct and indirect sales to U.S., state, local and foreign governments and their respective agencies and our competitors are increasingly targeting such governmental agencies as potential clients. Such government contracts are subject to various procurement or other laws and regulations, as well as contractual provisions, and violations could result in the imposition of various civil and criminal penalties, termination of contracts, forfeiture of profits, suspension of payments, or suspension of future government contracting. In addition, these entities may require license terms to which we are unwilling to agree to (e.g., open data rights). As such, we may lose government clients to our competitors, our government contracts may be terminated or not be renewed or we may be suspended from government work or the ability to compete for new contracts.

The loss or diminution of one or more of our key clients, business partners or government contracts could have a material adverse effect on our business, financial condition and results of operations.

We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.

An important focus of our business is to identify business partners who can enhance our solutions and enable us to develop solutions that differentiate us from our competitors. We have entered into alliance agreements or license agreements with respect to certain aspects of our datasets and solutions and may enter into similar agreements in the future. These arrangements may require us to restrict our use of certain of our solutions among certain client industries, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could have a material adverse effect on our business, financial condition or results of operations. Relationships with our alliance agreement partners may include risks due to incomplete information regarding the marketplace and commercial strategies of our partners, and our alliance agreements or other licensing agreements may be the subject of contractual disputes. If we or our alliance agreements' partners are not successful in maintaining or commercializing the alliance agreements' solutions, such commercial failure could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant strategy for our international expansion is to establish operations through strategic alliances or joint ventures, including through our WWN. These arrangements may not be successful and our relationships with our partners may not be mutually beneficial. For example, some of our WWN alliances may limit our ability to expand our international operations if one of our WWN alliances already covers a particular geography. In addition, the terms of such relationships may restrict us from doing business in certain territories other than through such alliances or ventures, and there may be restrictions on our ability to terminate such arrangements quickly if they no longer prove beneficial to us. Moreover, our ownership in and control of our foreign investments may be limited by local law. If these relationships cannot be established or maintained, it could have a material adverse effect on our business, financial condition and results of operations.

Legal and Regulatory Risks

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices. We also rely on trade secrets and other forms of unpatented intellectual property that may be difficult to protect.

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology and solutions such as our proprietary software and databases. If we are unable to protect our intellectual property, including trade secrets and

other unpatented intellectual property, our competitors could use our intellectual property to market and deliver similar solutions, decreasing the demand for our solutions. We rely on the patent, copyright, trademark, trade secret and other intellectual property laws of the United States and other countries, as well as contractual restrictions, such as nondisclosure agreements and license limitations, to protect and control access to our proprietary intellectual property and proprietary information. These measures afford limited protection, however, particularly with respect to protection of databases may be inadequate. Moreover, much of the data contained in our databases is not proprietary to us. We may be unable to prevent third parties from using our proprietary assets without our authorization or from breaching any contractual restrictions with us. Enforcing our intellectual property or contractual rights could be costly, time-consuming, distracting and harmful to significant business relationships. Claims that a third party illegally obtained and is using trade secrets can be difficult to prove, and courts outside the United States may be less willing to protect trade secrets or other intellectual property rights. Additionally, others may independently develop non-infringing technologies that are similar or superior to ours and may be able to independently build competitive databases. Any significant failure or inability to adequately protect and control our proprietary assets may harm our business and reduce our ability to compete.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

There has been substantial litigation in the United States regarding intellectual property rights in the information technology industry, including infringement litigation in connection with use of artificial intelligence. We may face claims that we infringe on the intellectual property rights of third parties, including the intellectual property rights of third parties in other countries, which could result in a liability to us. In the event that claims are asserted against us, we may be required to obtain licenses from third parties (if available on acceptable terms or at all). Any such claims, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Intellectual property infringement claims against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions. Although our policy is to obtain licenses or other rights where necessary, we may not have obtained all required licenses or rights. With respect to patents, applications in the United States and some foreign countries are not always publicly disclosed until 18 months following submission of the patent application, and we may therefore not be aware of currently filed patent applications that relate to our solutions or processes. If patents are later issued on these applications, we may be liable for infringement. If a successful claim of infringement is brought against us and we fail to develop non-infringing solutions, or to obtain licenses on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various governmental regulations, laws and orders, including a 20-year consent order with the U.S. Federal Trade Commission (FTC), compliance with which may cause us to incur significant expenses or reduce the availability or effectiveness of our solutions, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities.

We are subject to various government regulations affecting our collection, processing, and sale of our data-driven solutions, including but not limited to the FTC Act and the CCPA, as amended by the CPRA, existing and expected rules and regulations in various U.S. states governing the collection, processing and protection of data, privacy rights, data security breach notification and related matters, the GDPR and certain credit information laws and permits as well as constitutional requirements in the European Union, the Cyber Security Law, DSL, and PIPL, and new AI regulations in China and various other international, federal, state and local laws and regulations. See "Business—Regulatory Matters" for a description of select regulatory regimes to which we are subject.

These laws and regulations, which generally are designed to protect information relating to individuals and small businesses, the data rights of individuals, and to prevent the unauthorized collection, access to and use of personal or confidential information available in the marketplace and prohibit certain deceptive and unfair acts, are complex and have tended to become more stringent over time. Further, new laws and regulations are likely to be enacted and existing laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. New and amended data protection, privacy, credit, data security, artificial intelligence and environmental, social and governance ("ESG") legislation that may impact Dun & Bradstreet has also been proposed in the U.S., European Union, China, India, and other international markets. We incur significant expenses in our effort to ensure compliance with these laws, and those expenses may increase as new laws or regulations are enacted or the interpretation and application of existing laws and regulations change.

We responded to a second civil investigative demand from the U.S. Federal Trade Commission ("FTC") that we received in September 2019 in relation to an investigation by the FTC into potential violations of Section 5 of the FTC Act, primarily concerning our credit managing and monitoring products, such as CreditBuilder. Following consent negotiations, on September 21, 2021, we agreed to enter into an Agreement Containing Consent Order (the "FTC Consent Order") subject to acceptance by the FTC, the approval of which was finalized on April 6, 2023. The FTC Consent Order requires that we undertake specific compliance practices, recordkeeping, monitoring and reporting during its term, which ends on April 6, 2042. Our compliance with the FTC Consent Order may cause us to incur significant expenses or to reduce the availability or effectiveness of our solutions. Failure to comply with the FTC Consent Order could subject us to civil or criminal penalties or other liabilities.

On March 17, 2023, along with four other industry peers, we were served by the FTC with an Order under Section 6(b) of the FTC Act (the "6(b) Order"), which authorizes the FTC to conduct wide-ranging studies that do not have a specific law enforcement purpose, in connection with the FTC's inquiry into the small business credit reporting industry. Certain requirements of the 6(b) Order relate to subject matter similar to the scope of the FTC Consent Order. The FTC's 6(b) inquiry is expected to examine various aspects of the collection, processing, and quality of information concerning small businesses for purposes of business credit reports and other business risk solutions, as well as the marketing and commercial practices related to such solutions, and various related matters. It is too early to determine what action, if any, the FTC may take with respect to its findings from its inquiry. It is possible that the FTC's findings could result in FTC rule making or other action that may impact our business.

Some new U.S. state laws are intended to provide consumers (including sole proprietors) with greater transparency and control over their personal data as well as to provide additional obligations and duties for businesses. These laws place requirements on a broad scope of data sales and processing, which are likely to affect our business. Additionally, the duties and obligations for data handling, time sensitive privacy rights management, assessments, contracts, and similar requirements are expected to create more operational burdens on our business. We anticipate that additional state and/or federal legislation in the U.S. relating to these matters will be enacted in the future and that our operations will need to continue to evolve to accommodate unique considerations across jurisdictions.

The following legal and regulatory developments also could have a material adverse effect on our business, financial condition or results of operations:

- changes in cultural and consumer attitudes in favor of further restrictions on information collection use and transfer, which may lead to regulations that prevent full utilization of our solutions and impair our ability to transfer data across borders;

- failure of data suppliers, third party processors, or clients to comply with laws or regulations, where mutual compliance is required or where our ability to comply is dependent on the compliance of those parties;

- failure of our solutions to comply with current laws and regulations or the requirements of the FTC Consent Order; and

- failure to adapt our solutions to changes in the regulatory environment in an efficient, cost-effective manner. This would include the failure to modify existing solutions, or new solutions created internally or acquired through mergers, to comply with existing or evolving legal requirements.

Changes in applicable legislation or regulations that restrict or dictate how we collect, maintain, combine and disseminate information could have a material adverse effect on our business, financial condition or results of operations. In the future, we may be subject to significant additional expense to ensure continued compliance with applicable laws and regulations and the FTC Consent Order and to investigate, defend or remedy actual or alleged violations. Moreover, our compliance with privacy and other data laws and regulations and our reputation depend in part on our clients' and business partners' adherence to such laws and regulations and their use of our solutions in ways consistent with client expectations and regulatory requirements. Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of data regulatory requirements, which can vary by geography and industry served. As such, performing adequate diligence on clients and suppliers can be cumbersome and dampen the pace of their business expansion or leave a business exposed to fines and penalties. Further, certain of the laws and regulations governing our business are subject to interpretation by judges, juries and administrative entities, creating substantial uncertainty for our business. We cannot predict what effect the interpretation of existing or new laws or regulations may have on our business.

Current and future litigation, investigations or other actions against us could be costly and time consuming to defend.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting and employment claims made by our current or former employees. We also may be subject to regulatory inquiries, investigations or other proceedings by U.S. and foreign government regulators, such as those related to the 6(b) Order or the civil investigative demand that gave rise to the FTC Consent Order.

We may incur material costs and expenses in connection with any inquiries, investigations, claims or other proceedings, including but not limited to fines or penalties and legal costs, or we may be subject to other remedies including those that may require changes to the way we operate our businesses or may otherwise cause management distraction or reputational harm, any of which could have a material adverse effect on our business, financial condition and results of operations. Insurance may not be available or sufficient to cover any loss or expense relating to any such investigations and claims or may not continue to be available on terms acceptable to us.

If we experience changes in tax laws or adverse outcomes resulting from examination of our tax returns, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to federal, state and local income and other taxes in the United States and in foreign jurisdictions. From time to time U.S. federal, state, local and foreign governments make substantive changes to tax rules and the application thereof, which could result in materially different corporate taxes than would be incurred under existing tax law or interpretation and could adversely impact profitability. Governments have strengthened their efforts to increase revenues through changes in tax law, including laws regarding transfer pricing, economic presence and apportionment to determine the tax base. The Organization for Economic Co-operation and Development ("OECD") introduced Global Anti-Base Erosion and Profit Shifting ("BEPS") Pillar 2 rules with four new taxing mechanisms under which multi-national entities would pay a minimum level of tax. Numerous countries, including European Union member states, have enacted or are expected to enact legislation to be effective as early as January 1, 2024, with general implementation of a global minimum tax by January 1, 2025, which could adversely affect our effective tax rate.

Consequently, significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities in the United States and in foreign jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes and reserves for other taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in tax laws, or challenges from tax authorities under existing tax laws could have a material adverse effect on our business, financial condition and results of operations.

Financial Risks

We have a substantial amount of goodwill and other intangible assets, and an economic downturn could adversely impact the valuation of these assets resulting in impairment charges that could have a material adverse effect on our results of operations.

Goodwill and other indefinite-lived intangible assets are assessed for possible impairment on an annual basis and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate amortizable intangible assets and property, plant and equipment for impairment if there are indicators of a possible impairment.

There is significant judgment required in the analysis of a potential impairment of goodwill, other intangible assets and property, plant and equipment. Change of circumstances in the future could indicate that the carrying amounts of these assets may not be recoverable. Indicators of potential impairment include, but are not limited to, deteriorating market conditions due to economic slowdown in one or more of the markets in which we operate, significant underperformance relative to historical or projected results of operations, a sustained decrease in our market capitalization below our net book value and negative industry trends. These indicators and events could lead to lower estimated fair value of one or more of our intangible and long-lived assets, which could lead to a material impairment charge that could have a material adverse effect on results of operations.

Our pension plans are subject to financial market risks that could have a material adverse effect on our business, financial condition and results of operations.

We have significant pension plan assets and funding obligations. The performance of the financial and capital markets impacts our plan expenses and funding obligations. Decreases in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets will increase our funding obligations, and could have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could have a material adverse effect on our financial condition and our ability to operate our business or react to changes in the economy or our industry, prevent us from fulfilling our obligations and could divert our cash flow from operations for debt payments.

We have a substantial amount of indebtedness, which requires significant interest and principal payments. As of December 31, 2023, we had $3,588.6 million in total indebtedness outstanding, consisting of borrowings from our revolving credit facility, term loan borrowings under our senior secured credit facilities ("Senior Secured Credit Facilities") and our senior secured and unsecured notes. In addition, subject to the limitations contained in the credit agreements governing our Senior Secured Credit Facilities and the indenture governing our unsecured notes, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our high level of debt could increase. This substantial amount of indebtedness could have important consequences to us, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding indebtedness;

- our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;

- we will be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry will be more limited;

- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of indebtedness and the restrictive covenants in our credit agreements and indenture;

- our ability to borrow additional funds or to refinance indebtedness may be limited; and

- it may cause potential or existing clients or vendors to not contract with us due to concerns over our ability to meet our financial obligations.

For additional information on our indebtedness, see Note 6 to the consolidated financial statements.

Despite our indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness that may be incurred in compliance with these restrictions could be substantial. Further, the restrictions in such agreements do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined in such debt instruments.

We may be unable to service our indebtedness.

Our ability to make scheduled payments on and to refinance our indebtedness, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors and reimbursement actions of governmental and commercial payors, all of which are beyond our control, including the availability of financing in the international banking and capital markets. Lower net revenues before provision for credit loss, or higher provision for uncollectibles, generally will reduce our cash flow. We may not generate sufficient cash flow from operations, realize anticipated cost savings and operating improvements or be able to borrow sufficient funds to service or refinance our indebtedness or fund our other liquidity needs.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our indebtedness, which could cause us to default on our debt obligations and impair our liquidity. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default, the holders of our indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest, if any. The lenders under the revolving facility could also elect to terminate their commitments thereunder, cease making further loans, and institute foreclosure proceedings against their collateral, and we could be forced into bankruptcy or liquidation. If we breach our covenants under the credit facilities, we would be in default thereunder. The lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The agreements governing our indebtedness impose significant operating and financial restrictions on us, which may restrict our ability to pursue our business strategies and capitalize on business opportunities.

The agreements governing our indebtedness each impose significant operating and financial restrictions on us. These restrictions limit the ability of certain of our subsidiaries to, among other things:

- incur or guarantee additional debt or issue disqualified stock or preferred stock;

- pay dividends and make other distributions on, or redeem or repurchase, capital stock;

- make certain investments;

- incur certain liens;

- enter into transactions with affiliates;

- merge or consolidate;

- enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuer or the guarantors;
- designate restricted subsidiaries as unrestricted subsidiaries; and
- transfer or sell assets.

As a result of these restrictions, we are limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, it could have a material adverse effect on our business, financial condition and results of operations. For additional information on our indebtedness, see Note 6 to the consolidated financial statements.

A decline in our operating results or available cash could cause us to experience difficulties in complying with covenants contained in more than one agreement, which could result in bankruptcy or liquidation.

If we were to sustain a decline in our operating results or available cash, we could experience difficulties in complying with the financial covenant contained in our credit agreements. The failure to comply with such covenants could result in an event of default and by reason of cross-acceleration or cross-default provisions, other indebtedness may then become immediately due and payable. In addition, should an event of default occur, the lenders of such debt could elect to terminate their commitments thereunder, cease making loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may need to obtain waivers from the required lenders under our credit facilities to avoid being in default. If we breach our covenants under our credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Change in credit ratings, increases in interest rates, or volatility in the U.S. and global financial markets could impede access to, or increase the cost of, financing our operations and investments.

Our borrowing costs can be affected by short- and long-term debt ratings assigned by independent ratings agencies that are based, in part, on the Company's performance as measured by credit metrics such as leverage and interest coverage ratios. Any potential future downgrades could further increase our cost of borrowing and/or make it more difficult for us to obtain financing. In addition, increases in interest rates or volatility in U.S. and global financial markets could impact our access to, or increase the cost of, financing. Past disruptions in the U.S. and global credit and equity markets made it more difficult for many businesses to obtain financing on acceptable terms. These conditions tended to increase the cost of borrowing and if they recur, our cost of borrowing could increase and it may be more difficult to obtain financing for our operations or investments.

Risks Related to Our Company Structure

Our Investor Consortium continues to hold significant ownership stakes in our common stock, which can significantly influence our business/affairs and may have conflicts of interest with us in the future.

Cannae held 18.0% of our common stock and the Investor Consortium collectively held 29.1% of our common stock as of February 16, 2024. As a result, the members of the Investor Consortium have the ability to significantly influence matters that require the approval of our stockholders, including the election of directors, mergers and takeover offers, regardless of whether others believe that approval of those matters is in our best interests.

In addition, the members of the Investor Consortium are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Members of the Investor Consortium may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as members of the Investor Consortium, or funds controlled by or associated with members of the Investor Consortium, continue to own a significant amount of the outstanding shares of our common stock, the Investor Consortium will continue to be able to influence us. Our amended and restated certificate of incorporation provides that none of the members of the Investor Consortium or any of their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

We are party to a variety of related party agreements and relationships with our Investor Consortium or their affiliates. In addition, our Executive Chairman Mr. Foley serves as Chairman of the board of directors of Cannae and our director Richard N. Massey serves as Chief Executive Officer and a director of Cannae. Messrs. Hagerty and Rao are Managing Directors of THL, and Mr. Chu is Managing Partner at CC Capital.

As a result of the foregoing, there may be circumstances where Mr. Foley and certain of our other directors may be subject to conflicts of interest with respect to, among other things: (i) our ongoing or future relationships with members or affiliates of the Investor Consortium, including any related party agreements; (ii) the quality, pricing and other terms associated with services that we provide to members or affiliates of the Investor Consortium, or that they provide to us, under related party agreements that we may have now or in the future; (iii) business opportunities arising for any of us, members or affiliates of the Investor Consortium; and (iv) conflicts of time with respect to matters potentially or actually involving or affecting us.

We have in place a code of conduct and ethics as well as a code of ethics for senior financial officers prescribing procedures for managing conflicts of interest. Our Chief Legal Officer and Audit Committee take responsibility for the review, approval or ratification of any potential conflicts of interest transactions involving our covered officers. Additionally, we expect that interested directors will abstain from decisions with respect to conflicts of interest as a matter of practice. However, there can be no assurance that such measures will be effective, that we will be able to resolve all potential conflicts or that the resolution of any such conflicts will be no less favorable to us than if we were dealing with an unaffiliated third party. See Note 19 to the consolidated financial statements for more information related to our related party relationships and transactions.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

As of February 16, 2024, our Investor Consortium collectively held 29.1% of our voting power of our common stock. We have entered into a registration rights agreement with our Investor Consortium. Under the registration rights agreement, our Investor Consortium has the right to demand that we register shares of common stock held by them under the Securities Act as well as piggyback registration rights that we include any such shares of common stock in any registration statement that we file with the SEC, subject to certain exceptions. If the shares of common stock held by our Investor Consortium are registered for resale pursuant to the registration rights agreement or otherwise sold in the public market pursuant to Rule 144 under the Securities Act, they will be freely tradeable when sold thereunder. In the event such registration rights are exercised or a large number of shares are sold in the public market, our share price could drop significantly. These sales, or the possibility that these sales may occur, might also make it more difficult for us to raise capital through the sale of equity securities at a time and at a price that we deem appropriate.

Our ability to pay dividends to our stockholders is restricted by applicable laws and regulations and requirements under the agreements governing our indebtedness.

Holders of our common stock are only entitled to receive such cash dividends as our board of directors, in its sole discretion, may declare out of funds legally available for such payments. While we currently pay dividends and our dividend policy anticipates the payment of quarterly dividends in the future, our board of directors may change or eliminate the payment of future dividends to our common stockholders at its discretion, without notice to our stockholders.

We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay dividends on our common stock is dependent upon dividends and other distributions and transfers from our subsidiaries. The ability of our subsidiaries to pay dividends and make other distributions and transfers to us is restricted by the terms of the agreements governing our indebtedness and may be further restricted by any future indebtedness we incur. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year. As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of future dividends on our common stock.

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law (the "DGCL"), could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

In addition, our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to 25,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) action asserting a claim arising under any provision of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, except for, as to each of (i) through (iv) above, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder's ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, or employees, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

General risks

Unfavorable global economic conditions or geopolitical events giving rise to economic uncertainty could have a material adverse effect on our business, financial condition and results of operations.

Our business is impacted by general economic conditions and trends and geopolitical events in the United States and abroad. Our largest clients, and therefore our business and revenues, depend on favorable macroeconomic conditions and are impacted by the availability of credit, the level and volatility of interest rates, inflation and employment levels. In addition, a significant amount of our revenues are concentrated among certain clients and in distinct geographic regions, particularly in the United States. Our solutions are also concentrated by varying degrees across different industries, particularly financial services, technology, communications, government, retail, transportation and manufacturing. Our client base suffers when financial markets experience volatility, illiquidity and disruption, which has occurred in the past and could reoccur in the future. Accordingly, we may have difficulty collecting payment from some clients on a timely basis or at all, and we may see higher rates of bankruptcies, restructurings, dissolutions and similar events among our client base.

We carefully monitor evolving situations related to or impacting global economic conditions and geopolitical risks, such as geopolitical conflicts like those in the Middle East and between Russia and Ukraine, terrorist activity, natural disasters, pandemics and other catastrophic events, and their impact on our business. Our exposure to the conflicts and wars in the Middle East and Russia/Ukraine has been primarily limited to our relationship with the Worldwide Network alliances in those regions, which is immaterial. However, an escalation of a conflict or implementation or expansion of sanctions could further disrupt global supply chains, broaden inflationary costs, and have a material adverse effect on our customers, vendors and financial markets. While our financial performance has not been impacted materially by these events, the broader implications of these or other macro events on our business are difficult to predict and depend on, among many factors, their ultimate impact to our customers, vendors, and the financial markets.

The potential for increased and continuing disruptions going forward presents considerable risks to our business and revenue. Disruptions and changes in the economy triggered by these types of events have resulted, and may continue to result in, fluctuations in volumes, pricing and operating margins for our solutions. These types of disruptions could lead to a decline in client demand for our solutions and could have a material adverse effect on our business, financial condition and results of operations. Economic conditions can also impair the ability of those with whom we do business to satisfy their obligations to

us. In addition, an increase in price levels generally, such as with current inflation related to domestic and global supply chain issues, could adversely affect our revenues and, at the same time increase our costs.

When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions are part of our growth strategy. We may acquire or make investments in businesses that offer new or complementary solutions and technologies. Although we seek to complete acquisitions on terms that are acceptable to the business, all terms may not be favorable to us and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will include risks commonly encountered in acquisitions of businesses, including:

- failing to achieve the financial and strategic goals for the acquired business;
- paying more than fair market value for an acquired company or assets;
- failing to integrate the operations and personnel of the acquired businesses in an efficient and timely manner;
- disrupting our ongoing businesses;
- distracting management focus from our existing businesses;
- acquiring unanticipated liabilities;
- failing to retain key personnel;
- incurring the expense of an impairment of assets due to the failure to realize expected benefits;
- damaging relationships with employees, clients or strategic partners;
- diluting the share value of existing stockholders; and
- incurring additional debt or reducing available cash to service our existing debt.

Any divestitures will be accompanied by the risks commonly encountered in the sale of businesses, which may include:

- disrupting our ongoing businesses;
- reducing our revenues;
- losing key personnel;
- distracting management focus from our existing businesses;
- indemnification claims for breaches of representations and warranties in sale agreements;
- damaging relationships with employees and clients as a result of transferring a business to new owners; and
- failure to close a transaction due to conditions such as financing or regulatory approvals not being satisfied.

These risks could have a material adverse effect on our business, financial condition and results of operations, particularly if they occur in the context of a significant acquisition or divestiture. Acquisitions of businesses having a significant presence outside the United States will increase our exposure to the risks of conducting operations in international markets.

Our business and operations are exposed to risks arising from developments and trends associated with climate change and ESG, including risks associated with our own reporting.

Various meteorological phenomena and extreme weather events (including, but not limited to, storms, flooding, drought, wildfire, and extreme temperatures) may disrupt our operations or those of our suppliers and require us to incur additional operating or capital expenditures or otherwise adversely impact our business, financial condition, or results of operations. Additionally, investors and regulators are placing increasing scrutiny on ESG matters. For example, the EU's Corporate Sustainability Reporting Directive ("CSRD") was finalized in December 2022 and requires detailed reporting relating to ESG topics. We expect to be subject to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business. This increased focus on ESG reporting may result in increased costs, changes in demand, enhanced compliance or disclosure obligations, increased legal exposure or other adverse impacts on our business, financial condition or results of operations. Further, our reporting on ESG data and targets or goals we may set in the future, including any targets or goals we may set with regard to Green House Gas emissions reduction, are based on certain assumptions, estimates and third-party data, and we may not meet such targets or goals on our established timeline or at all. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Our disclosures on these matters, a failure to satisfy evolving regulatory requirements or stakeholder expectations for ESG practices and reporting, or a failure to meet any commitments or targets we may set on our established timeline may potentially harm our reputation and impact relationships with customers or investors.

We are subject to losses from risks for which we do not insure.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits could have a material adverse effect on our business, financial condition and results of operations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our amended and restated certificate of incorporation, our directors will not be liable to us or any stockholders for monetary damages for any breach of fiduciary duty, except (i) for acts that breach his or her duty of loyalty to the company or its stockholders, (ii) for acts or omissions without good faith or involving intentional misconduct or knowing violation of the law, (iii) pursuant to Section 174 of DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The bylaws also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We may not be able to attract and retain the skilled employees that we need to support our business.

Our success depends on our ability to attract and retain experienced management, sales, research and development, analytics, software engineers, data scientists, marketing and technical support personnel. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them and our business could be seriously harmed. If we are unable to find qualified successors to fill key positions as needed, our business could be seriously harmed. The complexity of our solutions requires trained client service and technical support personnel. We may not be able to hire and retain such qualified personnel at compensation levels consistent with our compensation structure. Some of our competitors may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expense replacing employees and our ability to provide quality solutions could diminish, which could have a material adverse effect on our business, financial condition and results of operations.

Our senior leadership team is critical to our continued success, and the loss of such personnel could have a material adverse effect on our business, financial condition and results of operations.

Our future success substantially depends on the continued service and performance of the members of our senior leadership team. These individuals possess business and technical capabilities that are difficult to replace. If we lose key members of our senior management operating team or are unable to effect smooth transitions from one executive to another as part of our succession plan, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this could have a material adverse effect on our business, financial condition and results of operations.

Certain estimates of market opportunity, forecasts of market growth and our operating metrics included in this Form 10-K may prove to be inaccurate.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this Form 10-K relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this Form 10-K, our business could fail to grow at similar rates, if at all. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this 10-K, see "Business—Our Market Opportunity."

The price of our common stock may be volatile and you could lose all or part of your investment.

Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock, regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein and other factors beyond our control. Factors affecting the trading price of our common stock could include:

- our operating performance and the performance of our competitors and fluctuations in our operating results;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- announcements by us or our competitors of new products, services, strategic investments or acquisitions;

- actual or anticipated variations in our or our competitors' operating results, and our and our competitors' growth rates;

- failure by us or our competitors to meet analysts' projections or guidance that we or our competitors may give the market;

- changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

- changes in accounting standards, policies, guidance, interpretations or principles;

- the arrival or departure of key personnel;

- the number of shares to be publicly traded;

- future sales or issuances of our common stock, including sales or issuances by us, our officers or directors and our significant stockholders;

- general domestic and global economic, market and political conditions and events impacting the same, including geopolitical conflicts like those in the Middle East and between Russia and Ukraine, terrorist activity, natural disasters, pandemics and other catastrophic events; and

- other developments affecting us, our industry or our competitors.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business or publish inaccurate or negative reports, our stock price could decline.

The trading market for our common stock may be influenced in part by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, publish inaccurate or unfavorable research about our business or cease coverage of our company, we could lose visibility in the financial markets, which in turn could cause our stock price and trading volume to decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

At Dun & Bradstreet, we are committed to identifying, categorizing, evaluating, managing, and mitigating risks related to our data, technology, and operations through our enterprise risk management ("ERM") program, our cybersecurity ("Cyber") program, and our compliance and ethics ("C&E") program. Our ERM, Cyber, and C&E programs continuously coordinate on vulnerability, threat, and risk monitoring and periodic reporting to provide a comprehensive view of evolving cybersecurity risks. Through these programs, we evaluate risks at various levels ranging from systems, applications, processes, products, and analytics, to incidents, and macro and aggregate risks in the environment and ecosystems in which we operate. We also utilize this risk-based approach to assess, identify and manage risks from cybersecurity threats associated with third parties with whom we do business, including those that provide services, systems, and data processing. We apply consistent methodologies to evaluate inherent and residual risk levels to identify and prioritize management of our highest risks, including material cybersecurity risks.

We utilize our risk management processes to prioritize our annual Cyber workplans, including monitoring and internal audit and external assurance reviews, such as our SOC 2, Type 2 Independent Service Auditor's Report on controls relevant to security, availability, and confidentiality, and our participation in the TRUSTe Data Privacy Framework verification program. We have engaged an industry-leading cybersecurity firm to conduct a cyber threat profile that addresses not only our immediate environment, but also the broader cyber threat landscape and threat actors that may be targeting our industry or the geographic locations in which we operate. We actively participate in several global and regional trade and policy associations, think tanks, and professional organizations related to cybersecurity, information policy, privacy, and artificial intelligence to maintain timely insights on rapidly evolving cybersecurity and data risks affecting our business.

We take a holistic approach to identification, mitigation and management of cybersecurity and data risks through governance and compliance processes integrated across our Cyber program and our C&E program. These processes include integrated policies, risk assessments, impact assessments, third party reviews and monitoring, incident response, and external

certification programs such as ISO 27001: Information Security Management Systems, ISO 27701: Privacy Information Management Systems, and APEC Cross-Border Privacy Rules System. We recognize that our first line of defense is our employees and we incorporate cybersecurity awareness education in our annual Code of Conduct and Ethics training program to ensure our employees understand their roles in safeguarding against potential cyber threats.

We have established an Enterprise Risk Committee, which is led by our Chief Risk Officer and includes our executive management team, our Chief Cybersecurity and Technology Risk Officer, our Chief Ethics and Compliance Officer, and our Head of Internal Audit, for the purpose of monitoring the Company's identification, assessment, mitigation and management of enterprise risks, including cybersecurity risks. Our Chief Risk Officer, Chief Cybersecurity and Technology Risk Officer and Chief Ethics and Compliance Officer each report to the Enterprise Risk Committee on relevant cyber and data risks, controls, and progress against action plans on at least a quarterly basis, and work in coordination with cross-functional teams to oversee our information security strategy and work collaboratively with business leaders across the organization to assess, identify, and manage risks from cybersecurity threats, and to address cybersecurity incidents globally when they arise.

With respect to incident response, we maintain a global incident and breach response program coordinated by our Chief Cybersecurity and Technology Risk Officer and our Chief Ethics and Compliance Officer. Our incident and breach response program follows requirements of applicable laws and recognized frameworks, such as those established by ISO and the U.S. National Institute of Standards and Technology, and applies a risk-based approach across six phases comprised of (i) preparation, (ii) detection, (iii) reporting and escalation, (iv) analysis and evaluation, (v) response, and (vi) post-incident activities.

Our ERM program is led by our Chief Risk Officer, who reports to our Chief Executive Officer. Our Cyber program is led by our Chief Cybersecurity and Technology Risk Officer, who reports to our Chief Technology Officer. Our C&E program is led by our Chief Ethics and Compliance Officer, who reports to our Chief Legal Officer. The collective relevant cybersecurity experience and expertise of the persons holding the positions of Chief Risk Officer, Chief Cybersecurity and Technology Risk Officer, and Chief Ethics and Compliance Officer is over 75 years, and includes multiple information security and privacy professional certifications, and various pan-industry leadership roles related to cybersecurity and data risks.

Our board of directors oversees risk directly and through its committees. Our audit committee is responsible for oversight of our policies and practices with respect to risk assessment and risk management including our cybersecurity and ERM programs. At each regular meeting of the audit committee of our board of directors, our Chief Risk Officer, Chief Cybersecurity and Technology Risk Officer and Chief Ethics and Compliance Officer each report on risks, controls, and risk mitigation actions to address existing and emerging cybersecurity and data risks, any incidents, and progress against the Company's cybersecurity strategic roadmap. The audit committee provides guidance and feedback to management on areas of focus to continuously improve the programs and to mitigate our evolving risks. Our audit committee chairman reports on these discussions and other matters to our board of directors on a quarterly basis.

We do not believe that risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our overall business strategy, results of operations, or financial condition over the long term. See Item 1A. Risk Factors – *"Data security and integrity are critically important to our business, and cybersecurity incidents, including cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability and/or significant harm to our reputation."* for more information about these and other risks related to information security.

Item 2. Properties

Our corporate headquarters is located at 5335 Gate Parkway, Jacksonville, Florida 32256, a property we purchased on June 30, 2021. As of December 31, 2023, we lease space in 47 locations, including Center Valley, Pennsylvania, Florham Park, New Jersey, Austin, Texas, Paddington, England and Dublin, Ireland. These locations are geographically distributed worldwide to meet sales and operating needs.

Item 3. Legal Proceedings

General

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, some of which include claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting and employment claims made by our current or former employees. From time to time, we also receive requests for information from various state and federal regulatory authorities, some of which may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies.

On a regular basis we accrue reserves for these claims based on our historical experience and our ability to reasonably estimate and ascertain the probability of any liability. See Note 9 "Contingencies", to the consolidated financial statements included in Item 8 of Part II of this Report, which is incorporated by reference into this Part I, Item 3.

Environmental Matter

In March of 2011, we received a Request for Information from the Environmental Protection Agency ("EPA"), regarding our former printing facility located along the Gowanus Canal. The facility was operated by us as a printing plant between 1914 and 1966, at which time we sold it. In 2010, the adjacent Gowanus Canal was identified by the EPA as a Superfund site under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), to be cleaned and restored. On September 30, 2013, the EPA issued its Record of Decision. The EPA's cost demand to all contributors seeks recovery in two phases, the Remedial Design phase and the implementation of the Remedial Action phase. On March 24, 2014, the EPA issued a Unilateral Administrative Order ("UAO") to 27 potentially responsible parties ("PRPs"), including us, directing the PRPs to perform work at the Gowanus Canal Superfund Site. D&B denied liability, reserved rights and indicated that we will cooperate with the EPA and comply with the UAO. Following an allocation proceeding for the Remedial Design portion of the work, in which certain PRPs participated, the allocator issued an allocation decision on February 28, 2019, in which we were allocated a 0.407% share of the cost of remediation. On April 11, 2019, the EPA issued another UAO to D&B and other PRPs for certain work. D&B again denied liability, reserved rights and indicated that we will cooperate with the EPA and comply with the UAO. On January 28, 2020, EPA issued a UAO to six PRPs ordering completion of Remedial Action for the upper portions of the Canal. D&B was not included in the UAO. On November 16, 2020, EPA issued a news release increasing the estimated cost of the overall cleanup plan for the Gowanus Canal to be over $1.5 billion. However, EPA did not provide information to support this cost estimate. We have accrued total liabilities of approximately $5.4 million in connection with the remediation through December 31, 2023, but the total cost or range of costs associated with this matter, including potential future costs related to natural resource damages, cannot be determined at this time.

Item 4. Mine Safety Disclosures
Not Applicable


Part II


Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Shares of our common stock are listed on the New York Stock Exchange ("NYSE") and trade under the symbol "DNB" since the initial public offering of our common stock on July 1, 2020. Prior to that time, there was no public market for our shares.

Holders of Record

As of February 16, 2024, the closing price of our common stock on the NYSE was $10.68 per share and we had 200 holders of record of our common stock. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividends

On February 8, 2024, a quarterly cash dividend was declared in the amount of $0.05 per share on our common stock. The dividend is payable on March 21, 2024 to shareholders of record as of March 7, 2024. We expect to continue the payment of quarterly cash dividends in the future, but there can be no assurance that the Board of Directors will continue to declare them.

Use of Proceeds and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities

None

Issuer Purchases of Equity Securities

None

Within 120 days after the close of our fiscal year, we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Exchange Act, which will include information concerning securities authorized for issuance under our equity compensation plans and other matters required by Items 10 through 14 of Part III of this Report.

Cumulative Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of Dun and Bradstreet Holdings, Inc. under the Securities Act.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Index, the Russell 1000 Index and the S&P North American Technology Sector Index. The graph assumes $100 was invested at the market close on July 1, 2020, which was the first day our common stock began trading on the NYSE. Data for the S&P 500 Index, the Russell 1000 Index and the S&P North American Technology Sector Index assume reinvestment of dividends. The offering price of our common stock in our IPO, which had a closing stock price of $25.35 on July 1, 2020, was $22.00 per share. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Comparison of Cumulative Total Return among Dun and Bradstreet Holdings Inc., S&P 500 Index, the Russell 1000 Index and the S&P North American Technology Sector Index

*$100 invested on July 1, 2020 in Dun & Bradstreet or each respective index, including reinvestment of dividends.

	07/01/2020	12/31/2020	06/30/2021	12/31/2021	06/30/2022	12/31/2022	06/30/2023	12/31/2023
Dun & Bradstreet Holdings, Inc.	$100	$98	$84	$81	$59	$49	$46	$47
S&P 500 Index	$100	$122	$140	$156	$125	$128	$150	$162
Russell 1000 Index	$100	$124	$142	$157	$124	$127	$148	$160
S&P North American Technology Sector	$100	$124	$144	$157	$107	$102	$143	$164

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations, financial condition and cash flows of Dun & Bradstreet Holdings, Inc. MD&A is provided as a supplement to, and should be read in conjunction with our audited consolidated financial statements and accompanying notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts in tables are in millions. This Management's Discussion and Analysis of Financial Condition and Results of Operations contain

forward-looking statements. See "Forward-Looking Statements" and "Item 1A.—Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.

Overview

Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Our mission is to deliver a global network of trust, enabling clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. Clients embed our trusted, end-to-end solutions into their daily workflows to inform commercial credit decisions, evaluate whether suppliers and other third parties are financially viable, reputable, compliant and resilient, enhance salesforce productivity and gain visibility into key markets. Our solutions support our clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes.

Leveraging our category-defining commercial credit data and analytics, our Finance & Risk solutions are used in the critical decisioning processes of finance, risk, compliance and procurement departments worldwide. We are a market leader in commercial credit decisioning, with many of the top businesses in the world utilizing our solutions to make informed decisions when considering extending business loans and trade credit. We are also a leading provider of data and analytics to businesses looking to analyze supplier relationships and more effectively collect outstanding receivables. We believe our proprietary Paydex score, a numerical indicator based on promptness of a business's payments to its suppliers and vendors, is widely relied upon as an important measure of credit health for businesses. We are well positioned to provide accessible and actionable insights and analytics that mitigate risk and uncertainty, and ultimately protect and drive increased profitability for our clients.

Our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or "alternative," data to assist clients in optimizing their sales and marketing strategy by cleansing customer relationship management ("CRM") data and narrowing their focus and efforts on the highest probability prospects. As global competition continues to intensify, businesses need assistance with focusing their sales pipelines into a condensed list so that they can have their best sellers target the highest probability return accounts. We provide invaluable insights into businesses that can help our clients grow their businesses in a more efficient and effective manner.

We leverage these differentiated capabilities to serve a broad set of clients across multiple industries and geographies. As of December 31, 2023, we had a global client base of approximately 240,000, including some of the largest companies in the world. Our data and analytics support a wide range of use cases covering nearly all industry verticals, including financial services, technology, communications, government, retail, transportation and manufacturing. In terms of our geographic footprint, we have an industry-leading presence in North America, an established presence in the United Kingdom and Ireland ("U.K."), Northern Europe (Sweden, Norway, Denmark, Finland, Estonia and Latvia), Central Europe (Germany, Austria, Switzerland and various other central and eastern European countries) (together as "Europe"), Greater China and India through our majority or wholly-owned subsidiaries and a broader global presence through our Worldwide Network alliances ("WWN alliances").

We believe that we have an attractive business model that is underpinned by highly recurring, diversified revenue, significant operating leverage, low capital requirements and strong free cash flow. The proprietary and embedded nature of our data and analytics solutions and the integral role that we play in our clients' decision-making processes have historically translated into high client retention and revenue visibility. We also benefit from strong operating leverage given our centralized database and solutions, which allow us to generate strong contribution margins and free cash flow.

Segments

Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.

We manage our business and report our financial results through the following two segments:

- North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

- International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in UK, Europe, Greater China, India and indirectly through our WWN alliances.

Factors Affecting our Results of Operations

Economic Conditions

Our business is impacted by general economic conditions and exposed to global market volatility and uncertainties from the evolving macroeconomic environment and ongoing effects of geopolitical conflicts, such as fluctuations in foreign currency exchange rates, changes in interest rates and inflation trends, and potential economic slowdowns. Approximately 30% of our revenues are generated from non-U.S. markets. Fluctuation of U.S. dollar exchange rates against currencies of markets where we operate, in particular Euro, British Pound and SEK, may adversely impact our revenue and profits. Inflation has been widespread globally in 2022 as central banks across the world raised interest rates significantly in an effort to tame inflation. The pace of inflation has moderated in 2023. However, interest rates may remain elevated for a longer period depending on the U.S. Federal Reserve's monetary policy and its reaction to the macroeconomic developments. In a high interest rate environment, borrowing costs for businesses are higher and it could result in cautious commercial spending and lower discretionary spending, and consequently lower demand for our Sales & Marketing solutions.

In addition, in a challenging macroeconomic environment, the probability of businesses, including the businesses of our clients, becoming insolvent increases. Disruptions in the financial markets could limit the ability or willingness of our clients to extend credit to their customers or cause our clients to constrain budgets, which could adversely impact demand for our data and analytics solutions.

We are also exposed to macroeconomic pressure as a result of geopolitical conflicts, including the Russian-Ukraine war, the conflicts in the Middle East and the ongoing global trade tensions. While our financial performance has not been impacted materially by these events, the broader implications of these macro events on our business are difficult to predict and depend on, among many factors, their ultimate impact to our customers, vendors, and the financial markets. We will remain flexible so that we can adjust to events and uncertainties while we continue to move forward.

Regulatory Requirements

In recent years, there has been an increased legislative, regulatory, and judicial focus on privacy and data protection practices. As a result, federal and local governments have enacted and continue to amend, various new laws, rules and regulations. One example of such legislation is the California Consumer Privacy Act of 2018 ("CCPA"), as amended by the California Privacy Rights Act ("CPRA") and similar laws in other U.S. states, such as Colorado, Connecticut, Utah, Virginia, Florida, Oregon, Texas, Montana, Delaware, Iowa, New Jersey, Tennessee, and Indiana. These laws apply to certain businesses that collect and process personal information from residents in those states, and include significant transparency obligations and bestow broad data subject rights on individuals similar to data subject rights under GDPR and other laws in Europe. We are also subject to data protection and privacy laws and regulations in countries outside of the U.S. where we conduct business, including recently adopted and amended laws in Europe, Canada, China, India, Hong Kong, and Singapore. See "Business—Regulatory Matters" in Item 1.

Recent Developments

The following developments impact the year-over-year comparability of our results of operations, balance sheet and cash flows:

Accounts Receivable Facility

In September 2022, the Company entered into a three-year revolving securitization facility agreement to transfer trade receivables of one of our U.S. subsidiaries through our bankruptcy-remote subsidiary to a third party financial institution on a recurring basis in exchange for cash equal to the gross receivables transferred. The facility initially had monthly drawing limits ranging from $160 million to $215 million, and was subsequently modified to $170 million to $215 million in December 2022. In October 2023, the monthly drawing limit was modified to $215 million. During the years ended December 31, 2023 and 2022, the Company received a net cash benefit of $31.9 million and $183.1 million, respectively, related to the facility. See Note 7 to the consolidated financial statements for further discussion.

Purchase of Non-Controlling Equity Interest

On November 1, 2022, we purchased the non-controlling equity interest ("NCI") of our China operations from a third-party entity for RMB 815.4 million, of which RMB 169.1 million, or $23.2 million, was paid in November 2022 and $95.7 million was paid in 2023. We recognized a foreign exchange loss of $2.6 million associated with the payments for the year ended December 31, 2023. The transaction was accounted for as an equity transaction among shareholders, and accordingly, no gain or loss was recognized in consolidated net income or comprehensive income. See Note 17 to the consolidated financial statements for detailed discussion.

Debt Refinancing

On January 18, 2022, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility, to establish Incremental Term Loans in an aggregate principal amount of $460 million. We used the proceeds of such Incremental Term Loans to redeem our outstanding $420 million in aggregate principal amount of our 6.875% Senior Secured Notes due 2026 and pay related fees, costs, premiums and expenses.

On July 25, 2023, we further amended the credit agreement and reduced the applicable margin for the term loan maturing in 2026 by 0.25% overall, resulting in a margin spread of SOFR plus 3.00% per annum.

On July 31, 2023, our corporate family rating was upgraded. As a result, the applicable margin for our term loan debt, including the 2026 Term Loan and the 2029 Term Loan, was reduced by 0.25%.

On January 29, 2024, we amended our credit agreement related to the existing $451.9 million 2029 Term Loan, to reduce its interest rate by 0.25% resulting in a margin spread of SOFR plus 2.75% per annum and to increase the term loan facility by $2,651.7 million to establish a new term loan with an aggregate principal amount of $3,103.6 million ("2029 Term Loan B") and a maturity date of January 18, 2029. The proceeds from the 2029 Term Loan B were used to fully repay the existing term loans, including Term Loan 2026 and Term Loan 2029. Concurrently, we also amended our credit agreement governing the Revolving Facility to extend the maturity date to February 15, 2029, and to reduce the applicable margin by 50 basis points, resulting in a margin spread of SOFR plus 2.50% per annum, subject to a leverage-based pricing grid. The Credit Spread Adjustment under the Revolving Facility was also removed as part of the amendment.

See Note 6 to the consolidated financial statements for further discussion.

Recently Issued Accounting Standards

See Note 3 to the consolidated financial statements for disclosure of the impact that recent accounting pronouncements may have on the consolidated financial statements.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements and accounting for the underlying transactions and balances reflected therein, we have applied the significant accounting policies described in Note 2 to the consolidated financial statements. Of those policies, we consider the policies described below to be critical because they are both most important to the portrayal of our financial condition and results, and they require management's subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

If actual results in a given period ultimately differ from previous estimates, the actual results could have a material impact on such period.

Revenue Recognition

We recognize revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). Application of the various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether multiple goods and services in the contract are each separate performance obligations. Other judgments include determining whether we are acting as the principal in a transaction, primarily as it relates to transactions with alliances and partners, and whether separate contracts with the same client entered into at or about the same time should be combined into a single contract. We also use judgment to assess whether it is probable we will collect the consideration to which we will be entitled in exchange for the goods or services transferred. We base our judgment on the client's ability and intention to pay that amount of consideration when it falls due which includes an assessment of their historical payment experience, credit risk indicators and the market and economic conditions affecting the client.

We allocate the transaction price to each performance obligation deliverable based on the relative standalone selling price basis. When the standalone selling price is not directly observable from actual standalone sales, we estimate a standalone selling price making maximum use of any observable data and estimates of what a client in the market would be willing to pay for those goods or services.

Pension and Postretirement Benefit Obligations

Our defined-benefit pension plans are accounted for on an actuarial basis, which requires the selection of various assumptions. For each plan, the most significant assumptions include an expected long-term rate of return on plan assets, a discount rate, mortality rates of participants and expectation of mortality improvement.

The expected long-term rate of return on the plan assets that is utilized in determining pension expense is derived based on target asset allocation as well as expected returns on asset categories of plan investments. For the U.S. Qualified Plan, our most significant pension obligation, the long-term rate of return assumption was 5.40%, 5.50% and 6.00% for 2023, 2022 and 2021, respectively. For 2024, we will use a long-term rate of return of 5.60%. The 5.60% assumption represents our best estimate of the expected long-term future investment performance of the U.S. Qualified Plan, after considering expectations for future capital market returns and the plan's asset allocation. As of December 31, 2023, the U.S. Qualified Plan was 34% invested in return-seeking assets and 66% invested in liability-hedging assets.

Another key assumption is the discount rate, which is used to measure the present value of pension plan obligations and postretirement health care obligations. The discount rates are derived using a yield curve approach which matches projected plan benefit payment streams with bond portfolios, reflecting actual liability duration unique to our plans. We use the spot rate approach to measure service and interest cost components of net periodic benefit costs by applying the specific spot rates along that yield curve to the plans' liability cash flows. We believe this approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.

Mortality assumptions are used to estimate life expectancy of plan participants, determining projected pension obligations and the period over which retirement plan benefits are expected to be paid. For our U.S. plans mortality assumptions, we used PRI 2012 mortality table ("PRI-2012") at December 31, 2023 and 2022, together with mortality improvement projection scales MP-2021. The mortality improvement projection scale for the December 31, 2023 and 2022 remeasurement was adjusted for COVID-19 factors, which resulted in a reduction of the projected benefit obligations for the U.S. plan of approximately $10 million as of December 31, 2022. At December 31, 2021, the adoption of the updated mortality improvement scale MP-2021 resulted in a reduction of the projected benefit obligations for the U.S. plans of approximately $5 million.

Changes in the above key assumptions for our global pension plans would have the following effects to our pension obligations at December 31, 2023 (In millions):

| | Long-Term Rate of Return | | | | Discount Rate | | | |
| | 25 Basis Points | | | | 25 Basis Points | | | |
	Increase		Decrease		Increase		Decrease	
Increase (decrease) in pension cost	$	(3.6)	$	3.6	$	1.3	$	(1.5)
Increase (decrease) in pension obligation	$	—	$	—	$	(34.2)	$	35.6

We believe that the assumptions used are appropriate, though changes in these assumptions would affect our pension and other postretirement obligations and benefit costs.

See Note 11 to the consolidated financial statements for more information regarding costs of, and assumptions for, our pension and postretirement benefit obligations and costs.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment at least annually at December 31 and more often if an event occurs or circumstances change which indicate it is more likely than not that fair value is less than carrying amount. If a qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit or an indefinite-lived intangible asset exceeds its estimated fair value, an additional quantitative evaluation is performed. The annual impairment tests of goodwill and indefinite-lived intangible assets may be completed through qualitative assessments. We may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for goodwill or indefinite-lived intangible assets in any period. We may resume the qualitative assessment for any reporting unit or indefinite-lived intangible asset in any subsequent period.

Goodwill

As of December 31, 2023 and 2022, our consolidated balance sheet included goodwill of $3,445.8 million and $3,431.3 million, respectively. We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment

or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and the U.K., Europe, Greater China, India and our WWN alliances within the International segment.

For the qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact on the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting unit specific factors such as changes in key personnel, strategy, customers or competition. In addition we assess whether the market value of the Company compared to the book amounts are indicative of an impairment.

For the quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted as necessary for non-recurring items, for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (i.e., recent divestitures or acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we use the discounted cash flow method to estimate the fair value of a reporting unit. The projected cash flows are based on management's most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditure projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management. When applicable, as a reasonableness check, we reconcile the estimated fair values derived in the valuations for the total Company based on the individual reporting units to our total enterprise value (calculated by multiplying the closing price of our common stock by the number of shares outstanding at that time, adjusted for the value of our debt).

Our determination of EBITDA multiples and projected cash flows are sensitive to the risk of future variances due to market conditions as well as business unit execution risks. Management assesses the relevance and reliability of the multiples and projected cash flows by considering factors unique to its reporting units, including recent operating results, business plans, economic projections, anticipated future cash flows, recent market transactions involving comparable businesses and other data. EBITDA multiples and projected cash flows can also be significantly impacted by the future growth opportunities for the reporting unit as well as for the Company itself, general market and geographic sentiment and pending or recently completed merger transactions.

Consequently, if future results fall below our forward-looking projections for an extended period of time, the results of future impairment tests could indicate that impairment exists. Although we believe the multiples of EBITDA in our market approach and the projected cash flows in our income approach are reasonable assumptions about our business, a significant increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our ability to retain market share and thus on the projected values for our reporting units.

An impairment charge is recorded if a reporting unit's carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating expense in the period that the impairment is identified.

For 2023, 2022 and 2021, we performed qualitative tests for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired.

Indefinite-Lived Intangible Assets

Under the qualitative approach, we perform impairment tests for indefinite-lived intangible assets based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. If we elect to bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more likely than not that the estimated carrying amount of such asset exceeds its fair value, we proceed to a quantitative approach.

Under the quantitative approach, we estimate the fair value of the indefinite-lived intangible asset and compare it to its carrying value. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined primarily using income approach based on the expected present value of the projected cash flows of the assets.

Our indefinite-lived intangible assets are primarily related to the Dun & Bradstreet trade name which was recognized in connection with historical merger and acquisition transactions. As a result of the impairment tests performed using quantitative approach, no impairment charges for indefinite-lived intangible assets have been recognized for the years ended December 31, 2023, 2022 and 2021.

Fair Value Measurements

Assets and liabilities are subject to fair value measurements in certain circumstances, including purchase accounting applied to assets and liabilities acquired in a business combination and long-lived assets that are written down to fair value when they are impaired. We use the acquisition method of accounting for all business combinations. This method requires us to allocate the cost of the acquisition to the assets acquired and the liabilities assumed based on the estimates of fair value for such items, including intangible assets and technology acquired. The excess of the purchase consideration over the fair value of assets acquired and liabilities assumed is recorded as goodwill. A fair value measurement is determined as the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often requires us to make significant estimates and assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to the asset or liability being valued. Other significant assumptions include projecting our future cash flows related to revenues and expenses based on our business plans and outlook which can be significantly impacted by our future growth opportunities, general market environment and geographic sentiment. We may use third-party valuation consultants to assist in the determination of such estimates. See Notes 11, 12, 14 and 16 to the consolidated financial statements for further information on fair value measurements and acquisitions.

Income Taxes

As of December 31, 2023 and 2022, our consolidated balance sheet included non-current deferred tax liabilities of $887.3 million and $1,023.7 million, respectively. We are subject to income taxes in the United States and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, as applicable, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances in certain jurisdictions that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material adverse effect on our financial condition, results of operations or cash flows.

The Organization for Economic Co-operation and Development ("OECD") introduced Global Anti-Base Erosion and Profit Shifting ("BEPS") Pillar 2 rules with four new taxing mechanisms under which multi-national entities would pay a minimum level of tax. Numerous countries, including European Union member states, have enacted or are expected to enact legislation to be effective as early as January 1, 2024, with general implementation of a global minimum tax by January 1, 2025, which could adversely affect our effective tax rate.

Key Components of Results of Operations

Revenue

We generate our North America and International segment revenue primarily through subscription-based contractual arrangements that we enter into with clients to provide data, analytics and analytics-related services either individually, or as part of an integrated offering of multiple services. These arrangements occasionally include offerings from more than one business unit to the same client.

• We provide Finance & Risk solutions that offer clients access to our most complete and up-to-date global information, comprehensive monitoring and portfolio analysis. We also provide various business information reports that are consumed in a transactional manner across multiple platforms. Clients also use our services to manage supply chain risks and comply with anti-money laundering and global anti-bribery and corruption regulations.

• We generate our Sales & Marketing solutions revenue by providing sophisticated analytics and solutions to help our clients increase revenue from new and existing businesses, enabling B2B sales and marketing professionals to accelerate sales, enhance go-to-market activity, engage clients in a meaningful way, close business faster and improve efficiency in advertising campaigns.

Expenses

Cost of Services (exclusive of depreciation and amortization)

We define cost of services as those expenses that are directly related to producing our products, services and solutions. These expenses primarily include data acquisition fees, costs related to our databases, service fulfillment costs, call center and technology support costs, hardware and software maintenance costs, telecommunication expenses, personnel-related costs associated with these functions and occupancy costs associated with the facilities where these functions are performed.

Selling and Administrative Expenses

Selling and administrative expenses primarily include personnel-related costs for sales, administrative and corporate management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions.

Depreciation and Amortization

Depreciation and amortization expenses consist of depreciation related to investments in property, plant and equipment, as well as amortization of purchased and developed software and other intangible assets, principally database and client relationships recognized in connection with historical merger and acquisition transactions, notably the go-private transaction in 2019 as a result of a private equity buyout.

Non-Operating Income and (Expense) - Net

Non-operating income and (expense) - net includes interest expense, interest income, costs associated with early debt repayments, dividends from cost-method investments, gains and losses from divestitures, mark-to-market expense related to certain derivatives, and other non-operating income and expenses.

Provision for Income Tax Expense (Benefit)

Provision for income tax expense (benefit) represents international, U.S. federal, state and local income taxes based on income in multiple jurisdictions for our corporate subsidiaries. Additionally, we recognize interest and penalties related to unrecognized tax benefits in provision (benefit) for income taxes.

Key Metrics

In addition to reporting GAAP results, we evaluate performance and report our results on the non-GAAP financial measures discussed below. We believe that the presentation of these non-GAAP measures provides useful information to investors and rating agencies regarding our results, operating trends and performance between periods. These non-GAAP financial measures include organic revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted EBITDA margin, adjusted net income and adjusted net earnings per diluted share. Adjusted results are non-GAAP measures that adjust for the impact due to certain acquisition and divestiture related revenue and expenses, such as costs for banker fees, legal fees, due diligence, retention payments and contingent consideration adjustments, restructuring charges, equity-based compensation, and other non-core gains and charges that are not in the normal course of our business, such as costs associated with early debt redemptions, gains and losses on sales of businesses, impairment charges, the effect of significant changes in tax laws and material tax and legal settlements. We exclude amortization of recognized intangible assets resulting from the application of purchase accounting because it is non-cash and not indicative of our ongoing and underlying operating performance. Intangible assets are recognized as a result of historical merger and acquisition transactions. We believe that recognized intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable operating cycle. Unlike other depreciating assets, such as developed and purchased software licenses or property

and equipment, there is no replacement cost once these recognized intangible assets expire and the assets are not replaced. Additionally, our costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in our operating costs as personnel, data fees, facilities, overhead and similar items. Management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Amortization of recognized intangible assets will recur in future periods until such assets have been fully amortized. In addition, we isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both after and before the effects of foreign exchange rate changes. The change in revenue performance attributable to foreign currency rates is determined by converting both our prior and current periods' foreign currency revenue by a constant rate. As a result, we monitor our revenue growth both after and before the effects of foreign exchange rate changes. We believe that these supplemental non-GAAP financial measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance and comparability of our operating results from period to period. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the factors management uses in planning for and forecasting future periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to our reported results prepared in accordance with GAAP.

Our non-GAAP or adjusted financial measures reflect adjustments based on the following items, as well as the related income tax.

Organic Revenue

We define organic revenue as reported revenue before the effect of foreign exchange excluding revenue from acquired businesses, if applicable, for the first twelve months. In addition, organic revenue excludes current and prior year revenue associated with divested businesses, if applicable. We believe the organic measure provides investors and analysts with useful supplemental information regarding the Company's underlying revenue trends by excluding the impact of acquisitions and divestitures. Revenue from divested businesses is related to the business-to-consumer business in Germany that was sold during the second quarter of 2022.

Adjusted EBITDA and Adjusted EBITDA Margin

We define adjusted EBITDA as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. excluding the following items:

- depreciation and amortization;

- interest expense and income;

- income tax benefit or provision;

- other non-operating expenses or income;

- equity in net income of affiliates;

- net income attributable to non-controlling interests;

- equity-based compensation;

- restructuring charges;

- merger, acquisition and divestiture-related operating costs;

- transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program; and

- other adjustments primarily related to non-cash charges and gains, including impairment charges and adjustments as the result of the application of purchase accounting, mainly in 2022 related to the deferred commission cost amortization. In addition, other adjustments also include non-recurring charges such as legal expense associated with significant legal and regulatory matters.

We calculate adjusted EBITDA margin by dividing adjusted EBITDA by revenue.

Adjusted Net Income

We define adjusted net income as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. adjusted for the following items:

- incremental amortization resulting from the application of purchase accounting. We exclude amortization of recognized intangible assets resulting from the application of purchase accounting because it is non-cash and is not indicative of our ongoing and underlying operating performance. The Company believes that recognized intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable operating cycle. Unlike other depreciating assets, such as developed and purchased software licenses or property and equipment, there is no replacement cost once these recognized intangible assets expire and the assets are not replaced. Additionally, the Company's costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Company's operating costs as personnel, data fees, facilities, overhead and similar items;

- equity-based compensation;

- restructuring charges;

- merger, acquisition and divestiture-related operating costs;

- transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program;

- merger, acquisition and divestiture-related non-operating costs;

- debt refinancing and extinguishment costs;

- non-operating pension-related income (expenses) includes certain costs and income associated with our pension and postretirement plans, consisting of interest cost, expected return on plan assets and amortized actuarial gains or losses, prior service credits and if applicable, plan settlement charges. These adjustments are non-cash and market-driven, primarily due to the changes in the value of pension plan assets and liabilities which are tied to financial market performance and conditions;

- non-cash gain and loss resulting from the modification of our interest rate swaps;

- other adjustments primarily related to non-cash charges and gains, including impairment charges and adjustments as the result of the application of purchase accounting, mainly in 2022 related to the deferred commission cost amortization. In addition, other adjustments also include non-recurring charges such as legal expense associated with significant legal and regulatory matters;

- tax effect of the non-GAAP adjustments; and

- other tax effect adjustments related to the tax impact of statutory tax rate changes on deferred taxes and other discrete items.

Adjusted Net Earnings Per Diluted Share

We calculate adjusted net earnings per diluted share by dividing adjusted net income (loss) by the weighted average number of common shares outstanding for the period plus the dilutive effect of common shares potentially issuable in connection with awards outstanding under our stock incentive plan.

Results of Operations

This section of this Form 10-K generally discusses year ended December 31, 2023 and 2022 financial results and year-over-year comparisons between these years. Discussions related to the year ended December 31, 2021 financial results and year-over-year comparisons between the years ended December 31, 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

GAAP Results

The following table sets forth our historical results of operations for the periods indicated below (In millions):

	Year Ended December 31,	
	2023	**2022**
Revenue	$ 2,314.0	$ 2,224.6
Cost of services (exclusive of depreciation and amortization)	831.0	721.4
Selling and administrative expenses	742.7	745.6
Depreciation and amortization	586.8	587.2
Restructuring charge	13.2	20.5
Operating costs	2,173.7	2,074.7
Operating income (loss)	140.3	149.9
Interest income	5.8	2.2
Interest expense	(221.9)	(193.2)
Other income (expense) - net	(5.3)	13.9
Non-operating income (expense) - net	(221.4)	(177.1)
Income (loss) before provision (benefit) for income taxes and equity in net income of affiliates	(81.1)	(27.2)
Less: provision (benefit) provision for income taxes	(34.2)	(28.8)
Equity in net income of affiliates	3.2	2.5
Net income (loss)	(43.7)	4.1
Less: net (income) loss attributable to the non-controlling interest	(3.3)	(6.4)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (47.0)	$ (2.3)
Net income (loss) margin [1]	(2.0)%	(0.1)%

(1) Net income (loss) margin is defined as Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. divided by Revenue.

Key Performance Measures

Management, including our Chief Operating Decision Makers, evaluates the financial performance of our businesses based on a variety of key indicators. These indicators include the non-GAAP measures organic revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net earnings per diluted share. Adjusted results are non-GAAP measures that adjust for the impact due to certain acquisition and divestiture related revenue and expenses, such as costs for banker fees, legal fees, due diligence, retention payments and contingent consideration adjustments, restructuring charges, equity-based compensation, transition costs and other non-core gains and charges that are not in the normal course of our business, such as costs associated with early debt redemptions, gains and losses on sales of businesses, impairment charges, the effect of significant changes in tax laws and material tax and legal settlements. In addition, we isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both after and before the effects of foreign exchange rate changes. The change in revenue performance attributable to foreign currency rates is determined by converting both our prior and current periods' foreign currency by a constant rate. As a result, we monitor our adjusted revenue growth both after and before the effects of foreign exchange rate changes.

The table below sets forth our key performance measures including non-GAAP measures for the periods indicated (In millions, except per share data):

| | Year Ended December 31, | |
	2023	2022
Total revenue	$ 2,314.0	$ 2,224.6
Adjusted EBITDA	$ 892.2	$ 863.5
Adjusted EBITDA margin	38.6 %	38.8 %
Adjusted net income	$ 431.6	$ 439.6
Adjusted net earnings per diluted share	$ 1.00	$ 1.02

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are presented in the tables below (In millions, except per share data):

| | Year Ended December 31, | |
	2023	2022
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (47.0)	$ (2.3)
Depreciation and amortization	586.8	587.2
Interest expense - net	216.1	191.0
(Benefit) provision for income tax - net	(34.2)	(28.8)
EBITDA	721.7	747.1
Other income (expense) - net	5.3	(13.9)
Equity in net income of affiliates	(3.2)	(2.5)
Net income (loss) attributable to non-controlling interest	3.3	6.4
Equity-based compensation	83.4	66.0
Restructuring charges	13.2	20.5
Merger, acquisition and divestiture-related operating costs	7.1	23.4
Transition costs	52.9	24.4
Other adjustments [1]	8.5	(7.9)
Adjusted EBITDA	$ 892.2	$ 863.5
North America	$ 743.3	$ 718.0
International	215.4	202.2
Corporate and other	(66.5)	(56.7)
Adjusted EBITDA	$ 892.2	$ 863.5

[1] Adjustments for 2023 were primarily related to legal fees associated with ongoing legal matters discussed in Note 9 to the consolidated financial statements and impairment charges. Adjustments for 2022 were primarily related to non-cash purchase accounting adjustments for deferred commission cost amortization.

	Year Ended December 31,	
	2023	2022
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (47.0)	$ (2.3)
Incremental amortization of intangible assets resulting from the application of purchase accounting	465.8	494.0
Equity-based compensation	83.4	66.0
Restructuring charges	13.2	20.5
Merger, acquisition and divestiture-related operating costs	7.1	23.4
Transition costs	52.9	24.4
Merger, acquisition and divestiture-related non-operating costs	1.8	3.7
Debt refinancing and extinguishment costs	2.5	24.3
Non-operating pension-related income	(18.3)	(42.2)
Non-cash gain from interest rate swap amendment [1]	(10.6)	—
Other adjustments [2]	9.7	(7.9)
Tax impact of non-GAAP adjustments	(142.6)	(144.6)
Other tax effect adjustments	13.7	(19.7)
Adjusted net income (loss) attributable to Dun & Bradstreet Holdings, Inc. [3]	$ 431.6	$ 439.6
Adjusted diluted earnings (loss) per share of common stock	$ 1.00	$ 1.02
Weighted average number of shares outstanding - diluted	432.8	430.0

(1) Amount represents non-cash amortization gain resulted from the amendment of our interest rate swap derivatives. The amount is reported within "Interest expense-net" for the year ended December 31, 2023. See Note 14 to the consolidated financial statements for a more detailed discussion.

(2) Adjustments for 2023 were primarily related to legal fees associated with ongoing legal matters discussed in Note 9 to the consolidated financial statements and impairment charges. Adjustments for 2022 were primarily related to non-cash purchase accounting adjustments for deferred commission cost amortization.

(3) Starting in the first quarter of 2023, we exclude non-operating pension-related income from Adjusted net income (loss) and all prior periods have been adjusted accordingly.

Revenue

Year Ended December 31, 2023 versus Year Ended December 31, 2022

Total revenue was $2,314.0 million for the year ended December 31, 2023, compared to $2,224.6 million for the year ended December 31, 2022, an increase of $89.4 million, or 4.0% (4.2% before the effect of foreign exchange). The increase was attributable to growth in the underlying business, partially offset by the negative impact of foreign exchange and the impact of the divestiture of our business-to-consumer business in Germany in the second quarter of 2022.

Excluding the impact of the divestiture of $1.8 million and the negative impact of foreign exchange of $2.9 million, total organic revenue increased $94.1 million, or 4.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, reflecting growth across both of our segments. The changes in revenue are discussed further in the segment level discussion below.

Revenue by segment was as follows (In millions):

		Year Ended December 31,				$ Increase (Decrease)		% Increase (Decrease)
		2023		2022				
North America:								
Finance & Risk	$	888.1	$	866.9	$	21.2		2.4 %
Sales & Marketing		756.4		720.2		36.2		5.0 %
Total North America	$	1,644.5	$	1,587.1	$	57.4		3.6 %
International:								
Finance & Risk	$	448.6	$	419.1	$	29.5		7.0 %
Sales & Marketing		220.9		218.4		2.5		1.1 %
Total International	$	669.5	$	637.5	$	32.0		5.0 %
Total Revenue:								
Finance & Risk	$	1,336.7	$	1,286.0	$	50.7		3.9 %
Sales & Marketing		977.3		938.6		38.7		4.1 %
Total Revenue	$	2,314.0	$	2,224.6	$	89.4		4.0 %

North America Segment

For the year ended December 31, 2023, North America revenue increased $57.4 million, or 3.6% (3.7% before the effect of foreign exchange), compared to the year ended December 31, 2022. See further discussion below on revenue by solutions.

Finance & Risk

For the year ended December 31, 2023, North America Finance & Risk revenue increased $21.2 million, or 2.4% (2.5% before the effect of foreign exchange), compared to the year ended December 31, 2022, primarily due to a net increase in revenue across our Third Party Risk, Supply Chain Management and Finance Solutions of approximately $35 million, partially offset by decreased revenue of approximately $10 million from our Credibility Solutions and approximately $6 million from the Public Sector, primarily as a result of the expiration of a government contract in April 2022.

Sales & Marketing

For the year ended December 31, 2023, North America Sales & Marketing revenue increased $36.2 million, or 5.0% (5.1% before the effect of foreign exchange), compared to the year ended December 31, 2022, primarily driven by higher revenue of approximately $34 million from our Master Data Management Solutions and approximately $11 million driven by higher data sales, partially offset by decreased revenue from other marketing solutions.

International Segment

For the year ended December 31, 2023, International revenue increased $32.0 million, or 5.0% (5.5% before the effect of foreign exchange) compared to the year ended December 31, 2022. Excluding the negative impact of foreign exchange of $1.6 million and the impact of the divestiture in 2022 of our business-to-consumer business in Germany of $1.8 million, International organic revenue increased $35.4 million, or 5.8%. See further discussion below on revenue by solutions.

Finance & Risk

For the year ended December 31, 2023, International Finance & Risk revenue increased $29.5 million, or 7.0% (7.2% before the effect of foreign exchange) compared to the year ended December 31, 2022. Excluding the positive impact of foreign exchange of $0.4 million, revenue increased $29.1 million, or 7.2%, attributable to growth across all markets, including higher revenue of approximately $8 million from Europe driven by growth in Finance Analytics and API solutions, higher revenue of approximately $8 million from our WWN alliances related to increased cross border data fees, increased revenue of approximately $7 million from our U.K. market attributable to growth in our Third Party Risk and Compliance solutions as well

as Finance Analytics, and higher revenue of approximately $4 million from Greater China, driven by growth in Finance Analytics and API solutions.

Sales and Marketing

For the year ended December 31, 2023, International Sales & Marketing revenue increased $2.5 million, or 1.1% (2.1% before the effect of foreign exchange) compared to the year ended December 31, 2022. Excluding the negative impact of foreign exchange of $2.0 million and the impact of the divestiture in 2022 of our business-to-consumer business in Germany of $1.8 million, organic revenue increased $6.3 million, or 3.0%, primarily due to higher revenue from the U.K. and Europe driven by new to market and localized solutions, such as Hoovers, as well as higher data sales delivered via our latest API solutions.

Consolidated Operating Costs

Consolidated operating costs were as follows (In millions):

	Year Ended December 31,		$ Increase (Decrease)	% Increase (Decrease)
	2023	**2022**		
Cost of services (exclusive of depreciation and amortization)	$ 831.0	$ 721.4	$ 109.6	15.2 %
Selling and administrative expenses	742.7	745.6	(2.9)	(0.4)%
Depreciation and amortization	586.8	587.2	(0.4)	(0.1)%
Restructuring charges	13.2	20.5	(7.3)	(35.8)%
Operating costs	$ 2,173.7	$ 2,074.7	$ 99.0	4.8 %
Operating income (loss)	$ 140.3	$ 149.9	$ (9.6)	(6.4)%

Cost of Services (exclusive of depreciation and amortization)

Cost of services (exclusive of depreciation and amortization) was $831.0 million for the year ended December 31, 2023, an increase of $109.6 million, or 15.2%, compared to the year ended December 31, 2022, primarily due to higher data acquisition and processing costs of approximately $88 million and higher net personnel costs of approximately $18 million. Total cost of services were unfavorably impacted by foreign exchange of approximately $2 million for the year ended December 31, 2023, compared to the prior year.

Selling and Administrative Expenses

Selling and administrative expenses were $742.7 million for the year ended December 31, 2023, a decrease of $2.9 million, or 0.4%, compared to the year ended December 31, 2022, due to lower costs of approximately $19 million primarily related to professional fees, facilities and back-office processing costs, partially offset by higher net personnel costs of approximately $16 million driven by equity-based compensation.

Depreciation and Amortization

Depreciation and amortization expenses were $586.8 million for the year ended December 31, 2023, a decrease of $0.4 million, or 0.1%, compared to the year ended December 31, 2022, primarily due to lower amortization associated with intangible assets recognized in connection with historical merger and acquisition transactions, partially offset by higher amortization due to increased internally developed software subject to amortization.

Restructuring Charges

Restructuring charges were $13.2 million for the year ended December 31, 2023, a decrease of $7.3 million, or 35.8%, compared to the year ended December 31, 2022, primarily due to higher severance and facility exit costs in the prior year related to initiatives in our North America business to improve operational performance and profitability.

Operating Income (Loss)

Consolidated operating income was $140.3 million for the year ended December 31, 2023, a decrease of $9.6 million, or 6.4%, compared to the year ended December 31, 2022. The decrease in operating income was primarily driven by higher data acquisition and processing costs of approximately $77 million and higher net personnel costs of approximately $34 million, partially offset by higher revenue of $89.4 million, lower restructuring costs of $7.3 million and lower costs of approximately $5 million related to professional fees and our facilities.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and adjusted EBITDA margin by segment were as follows (In millions):

	Year Ended December 31,				$ Increase (Decrease)	% Increase (Decrease)
	2023		**2022**			
North America:						
Adjusted EBITDA	$	743.3	$	718.0	$ 25.3	3.5 %
Adjusted EBITDA margin		45.2 %		45.2 %		— bps
International:						
Adjusted EBITDA	$	215.4	$	202.2	$ 13.2	6.5 %
Adjusted EBITDA margin		32.2 %		31.7 %		50 bps
Corporate and other:						
Adjusted EBITDA	$	(66.5)	$	(56.7)	$ (9.8)	(17.3) %
Consolidated total:						
Adjusted EBITDA	$	892.2	$	863.5	$ 28.7	3.3 %
Adjusted EBITDA margin		38.6 %		38.8 %		(20)bps
Net income (loss) margin		(2.0)%		(0.1)%		(190)bps

Consolidated net loss margin on a GAAP basis was 2.0% for the year ended December 31, 2023, compared to a net loss margin of 0.1% for the year ended December 31,2022, a change of 190 basis points. Consolidated adjusted EBITDA was $892.2 million for the year ended December 31, 2023, compared to $863.5 million for the year ended December 31, 2022, an increase of $28.7 million, or 3.3%, primarily due to revenue growth and lower costs related to professional fees and facilities, partially offset by higher costs driven by data acquisition and processing costs, management incentive plan costs and employee benefit costs (i.e. healthcare costs), and the negative impact of foreign exchange. Consolidated adjusted EBITDA growth over prior year was negatively impacted by foreign exchange of approximately $4 million. Consolidated adjusted EBITDA margin was 38.6% for the year ended December 31, 2023, compared to 38.8% for the prior year, a decrease of 20 basis points.

North America Segment

North America adjusted EBITDA was $743.3 million for the year ended December 31, 2023, an increase of $25.3 million, or 3.5%, compared to the year ended December 31, 2022. The increase in adjusted EBITDA was primarily due to revenue growth, lower net personnel costs and lower costs related to professional fees and facilities, partially offset by higher data acquisition and processing costs and the negative impact of foreign exchange associated with our offshore technology facility. Adjusted EBITDA margin was 45.2% for both years ended December 31, 2023 and 2022.

International Segment

International adjusted EBITDA was $215.4 million for the year ended December 31, 2023, an increase of $13.2 million, or 6.5%, compared to the year ended December 31, 2022. The increase in adjusted EBITDA was primarily due to revenue growth from the underlying business, partially offset by higher costs related to personnel and data processing, and higher foreign exchange losses resulting from a strengthening U.S. dollar. Adjusted EBITDA margin was 32.2% for the year ended December 31, 2023, compared to 31.7% for the prior year, an improvement of 50 basis points.

Corporate and Other

Corporate adjusted EBITDA was a loss of $66.5 million for the year ended December 31, 2023, a change of $9.8 million, or 17.3%, compared to the year ended December 31, 2022. The change in adjusted EBITDA was primarily attributable to higher management incentive plan costs and employee benefit costs (i.e. healthcare costs).

Interest Income (Expense) — Net

Interest income (expense) – net was as follows (In millions):

	Year Ended December 31,		$ Change	% Change
	2023	2022		
Interest income	$ 5.8	$ 2.2	$ 3.6	168.9 %
Interest expense	(221.9)	(193.2)	(28.7)	(14.8)%
Interest income (expense) – net	$ (216.1)	$ (191.0)	$ (25.1)	(13.1)%

Interest income increased $3.6 million for the year ended December 31, 2023 compared to the prior year, primarily due to higher interest rates.

Interest expense increased $28.7 million for the year ended December 31, 2023 compared to the prior year, primarily due to higher interest rates, partially offset by the amortization gain from the interest rate swap amendment in the current year and the write off of debt issuance costs and discount in the prior year in connection with the early redemption of the 6.875% Senior Secured Notes in 2022.

Other Income (Expense) — Net

Other income (expense) - net was as follows (In millions):

	Year Ended December 31,		$ Change	% Change
	2023	2022		
Non-operating pension income (expense)	$ 18.3	$ 42.2	$ (23.9)	(57)%
Debt redemption premium	—	(16.3)	16.3	100 %
Miscellaneous other income (expense) – net	(23.6)	(12.0)	(11.6)	(97)%
Other income (expense) – net	$ (5.3)	$ 13.9	$ (19.2)	(138)%

Non-operating pension income (expense) decreased $23.9 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to higher interest costs in the current year.

Early debt redemption premium of $16.3 million for the year ended December 31, 2022 was related to the early redemption of the 6.875% Senior Secured Notes in January 2022. See Note 6 to the consolidated financial statements for further discussion.

The change in miscellaneous other income (expense) - net of $11.6 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to fees incurred for the accounts receivable securitization facility and our credit facility. For further discussion on the accounts receivable securitization facility, see Note 7 to the consolidated financial statements.

Provision for Income Taxes

Effective tax rate for the year ended December 31, 2021	(51.8)%
Impact of uncertain tax positions	(4.3)
Impact of income earned in non-U.S. jurisdictions [1]	42.5
Impact of non-deductible charges [2]	(30.5)
Impact of tax credits and deductions	2.2
Impact of GILTI Inclusion	(29.3)
Impact of change in state tax [3]	181.1
Impact of valuation allowance	0.5
Other	(4.4)
Effective tax rate for the year ended December 31, 2022	106.0 %
Impact of uncertain tax positions	6.2
Impact of income earned in non-U.S. jurisdictions [1]	(40.1)
Impact of non-deductible charges [2]	26.6
Impact of tax credits and deductions	(10.7)
Impact of GILTI Inclusion	62.8
Impact of change in state tax [3]	(114.8)
Impact of valuation allowance	1.4
Other	4.8
Effective tax rate for the year ended December 31, 2023	42.2 %

(1)   Primarily due to the effect of year-over-year change in consolidated pre-tax income and pre-tax income from our non-U.S. jurisdictions which have lower statutory tax rates.

(2)   Primarily attributable to non-deductible equity-based compensation.

(3)   Primarily related to the reduced impact of state apportionment changes in 2023 as compared to 2022.

Net Income (Loss)

Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. was a net loss of $47.0 million, or a loss per share of $0.11, for the year ended December 31, 2023, compared to a net loss of $2.3 million, or a loss per share of $0.01, for the year ended December 31, 2022. The $44.7 million increase in net loss for the year ended December 31, 2023 compared to the prior year was primarily due to increased net interest expense of $25.1 million, lower pension income of $23.9 million, a decrease in operating income of $9.6 million in the current year (as discussed above), and higher miscellaneous other expenses of approximately $12 million driven by higher fees incurred for the accounts receivable securitization facility and our credit facility, partially offset by a larger tax benefit of $5.4 million in the current year and the early debt redemption premium of $16.3 million in the prior year.

Adjusted Net Income and Adjusted Diluted Earnings Per Share

Adjusted net income was $431.6 million, or adjusted earnings per share of $1.00, for the year ended December 31, 2023, compared to adjusted net income of $439.6 million, or adjusted earnings per share of $1.02, for the year ended December 31, 2022. The decrease in adjusted net income and adjusted earnings per share for the year ended December 31, 2023 was primarily attributable to higher depreciation and amortization, higher interest expense and higher non-operating expenses driven by fees associated with the accounts receivable securitization facility and our credit facility, partially offset by higher adjusted EBITDA (as discussed above) and higher tax benefits in the current year.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity consist of cash flows provided by operating activities, cash and cash equivalents on hand and our short-term borrowings under our senior secured credit facility. Our principal uses of liquidity are working capital, capital investments (including computer software), debt service, business acquisitions and other general corporate purposes.

We believe that cash provided by operating activities, supplemented as needed with available financing arrangements, is sufficient to meet our short-term needs for at least the next twelve months, including interest payments, contractual obligations, capital expenditures, dividend payments, tax liabilities and restructuring charges. We continue to generate substantial cash from ongoing operating activities and manage our capital structure to meet short- and long-term objectives including investing in existing businesses and strategic acquisitions. In addition, we have the ability to use the short-term borrowings from the Revolving Facility to supplement the seasonality in the timing of receipts in order to fund our working capital needs.

Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any future acquisitions, future capital investments and future results of operations. Our access to the capital markets can be impacted by factors outside of our control, including fluctuation in interest rates, inflation, potential economic slowdowns or recession and the ongoing geopolitical conflicts. Currently, while we do not expect our ability to fund our operating needs to be affected by the current market volatility and uncertainties for the foreseeable future, the ultimate impact will be difficult to predict, and depends on, among many factors, the duration of inflation, the severity of the economic slowdown, the current global geopolitical risk, such as the Middle East and Russia/Ukraine conflicts, and their effects on global market conditions and on our clients and vendors, which continue to be uncertain at this time and cannot be predicted. We actively manage the impact of rising interest rates by reducing debt and entering into interest rate swaps and cross-currency swaps.

Cash Flow Overview

As of December 31, 2023, we had cash and cash equivalents of $188.1 million, of which $159.1 million was held by our foreign operations. We utilize a variety of planning strategies in an effort to ensure that our worldwide cash is available when and where it is needed. Subsequent to the enactment of the Tax Cuts and Jobs Act ("2017 Act"), a significant portion of the cash and cash equivalents held by our foreign subsidiaries is no longer subject to U.S. income tax upon repatriation to the United States. However, a portion of our cash held by our foreign operations is still subject to foreign income tax or withholding tax upon repatriation. As a result, we intend to reinvest indefinitely all earnings post 2017 from our China and India subsidiaries. Cash held in our China and India operations totaled $47.0 million as of December 31, 2023.

In September 2022, the Company entered into a three-year revolving securitization facility agreement to transfer trade receivables of one of our U.S. subsidiaries through our bankruptcy-remote subsidiary to a third party financial institution on a recurring basis in exchange for cash equal to the gross receivables transferred. As of December 31, 2022, the facility had initial monthly drawing limits ranging from $170 million to $215 million, which was subsequently modified to $215 million in October 2023. For the years ended December 31, 2023 and 2022, the Company received a net cash benefit of $31.9 million and $183.1 million, respectively, related to the facility. See Note 7 to the consolidated financial statements for further discussion.

Information about our cash flows, by category, is presented in the Consolidated Statements of Cash Flows. The following table summarizes our cash flows for the periods presented (In millions):

	Year Ended December 31,	
	2023	2022
Net cash provided by (used in) operating activities	$ 452.2	$ 537.1
Net cash provided by (used in) investing activities	(191.8)	(210.5)
Net cash provided by (used in) financing activities	(282.4)	(281.1)
Total cash provided during the period before the effect of exchange rate changes	$ (22.0)	$ 45.5

Cash Provided by (Used in) Operating Activities

Lower operating cash flows for the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily driven by lower net cash benefits of $151.2 million in the year ended December 31, 2023 related to the accounts receivable securitization facility as discussed in the earlier section within Cash Flow Overview and higher interest payments of approximately $35 million, partially offset by lower net tax payments of approximately $40 million. The remaining change was primarily due to a net increase in cash, driven by improvement in collection from accounts receivables, net of payments to our vendors and employees.

We expect operating cash requirements in 2024 to be primarily related to payments for interest, contractual obligations, tax liability and other working capital needs. A portion of our outstanding debt is subject to the variability of

interest rates. A 100 basis point increase or decrease in the weighted average interest rate would result in an incremental increase or decrease in annual interest expense of approximately $31 million, respectively. We mitigate the exposure from the variation of interest rates by entering into interest rate swap arrangements, resulting in a net exposure of approximately $4 million, including borrowings under the revolving facility. See Note 14 to the consolidated financial statements for further discussion. In addition, we typically have various contractual obligations in our normal course of business, including those recorded as liabilities in our consolidated balance sheet, and certain purchase commitments that are not recognized, but are disclosed in the notes to our consolidated financial statements. A significant portion of these contractual obligations are related to payments for enterprise-wide information-technology services. See Note 20 to the consolidated financial statements for further discussion on contractual obligations. We anticipate interest payments and payments for our contractual obligations to be approximately $276.3 million and $434.1 million in 2024, respectively. We expect cash requirements to be comparable to 2023 and sufficient in 2024 to meet other working capital needs in the normal course of business, such as payments for salaries and wages, and data acquisition. We expect to continue to generate substantial cash from ongoing operating activities.

Cash Provided by (Used in) Investing Activities

Lower net cash used in investing activities for the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to lower payments of $18.5 million for capital expenditure and software development.

We expect capital expenditures in 2024 to be in the range of $195 million to $205 million.

Cash Provided by (Used in) Financing Activities

The increase in net cash used in financing activities during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to higher net proceeds of $452.6 million in the prior year related to term loan issuance, higher payment of $72.1 million in the current year for the purchase of the non-controlling interest in our China operations, higher dividend payments of $43.2 million in the current year, and higher payments of approximately $26 million related to finance lease arrangements and other financing activities in the current year period, partially offset by higher payment of $510.2 million for debt redemption and term loan repayment in the prior year and higher net borrowing of $84.4 million for the credit facility in the current year.

See below and Note 6 to the consolidated financial statements for further discussion on our debt.

Cash Requirements and Other Obligations

Contractual Commitments

At December 31, 2023, we had contractual commitments to repay debt, settle payments to purchase services, fund pension plans, make lease payments and settle tax liabilities. The following table presents our contractual obligations as of December 31, 2023 (In millions):

	Total		Payment due within one year	
Contractual obligations				
Short-term and long-term debt [1]	$	4,979.2	$	299.6
Commitments to purchase obligations [2]	$	2,124.9	$	434.1
Pension and other postretirement benefits payments/contributions [3]	$	197.0	$	6.9
Operating leases [4]	$	54.0	$	17.3
Tax liabilities related to the 2017 Act	$	39.3	$	9.8

(1) Amounts include interest payments. See Note 6 to the consolidated financial statements for further discussion.

(2) See Note 20 to the consolidated financial statements for further discussion.

(3) See Note 11 to the consolidated financial statements for further discussion.

(4) See Note 8 to the consolidated financial statements for further discussion.

Dividends

Our dividend rate was $0.05 per share of common stock for each quarter in 2023. We currently have the capacity and intend to continue returning capital to shareholders in the form of dividends, subject to declaration by our Board of Directors.

Capital Resources and Debt

Currently, in addition to cash generated from our operating activities, we also borrow from time to time from our credit facility and issue long-term debt.

Below is a summary of our borrowings as of December 31, 2023 and December 31, 2022 (In millions):

		At December 31, 2023			At December 31, 2022		
	Maturity	**Principal amount**	**Debt issuance costs and discount**	**Carrying value**	**Principal amount**	**Debt issuance costs and discount**	**Carrying value**
Debt maturing within one year:							
2026 Term loan	February 8, 2026	$ 28.1	$ —	$ 28.1	$ 28.1	$ —	$ 28.1
2029 Term loan	January 18, 2029	4.6	—	4.6	4.6	—	4.6
Total short-term debt		$ 32.7	$ —	$ 32.7	$ 32.7	$ —	$ 32.7
Debt maturing after one year:							
2026 Term loan	February 8, 2026	$ 2,623.6	$ 33.0	$ 2,590.6	$ 2,651.7	$ 49.2	$ 2,602.5
2029 Term loan	January 18, 2029	447.3	5.3	442.0	451.9	6.5	445.4
Revolving facility	September 11, 2025	25.0	—	25.0	50.3	—	50.3
5.000% Senior unsecured notes	December 15, 2029	460.0	5.1	454.9	460.0	6.0	454.0
Total long-term debt		$ 3,555.9	$ 43.4	$ 3,512.5	$ 3,613.9	$ 61.7	$ 3,552.2
Total debt		$ 3,588.6	$ 43.4	$ 3,545.2	$ 3,646.6	$ 61.7	$ 3,584.9

Senior Secured Credit Facilities

Our Senior Secured Credit Facilities consist of a senior secured term loan facility and a senior secured revolving credit facility. Our senior secured term loan facility includes a seven-year senior secured term loan with a maturity date of February 8, 2026 ("2026 Term Loan"), and a seven-year senior secured term loan with a maturity date of January 18, 2029 ("2029 Term Loan"). Our five-year senior secured revolving credit facility has a maturity date of September 11, 2025.

Borrowings under the Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a Secured Overnight Financing Rate ("SOFR") or LIBOR for the interest period relevant to such borrowing, subject to interest rate floors, and secured by substantially all of the Company's assets. During the second quarter of 2023, we modified agreements governing our Senior Secured Credit Facility and interest rate swaps to complete the transition of reference rate from LIBOR to SOFR. We utilized the expedients set forth in ASC Topic 848, including those relating to derivative instruments used in hedging relationships. This transition did not result in a financial impact to our consolidated financial statements.

On January 18, 2022, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility, to establish Incremental Term Loans, or the 2029 Term Loan, in an aggregate principal amount of $460 million with a maturity date of January 18, 2029. We used the proceeds from the 2029 Term Loan to redeem our then-outstanding 6.875% Senior Secured Notes. See discussion below under "Senior Unsecured Notes."

On July 25, 2023, we amended our credit agreement dated February 8, 2019, specifically related to the 2026 Term Loan, to reduce the applicable margin by 0.25% overall, resulting in a margin spread of SOFR plus 3.00% per annum.

On July 31, 2023, the applicable margin for our term loan debt, including the 2026 Term Loan and the 2029 Term Loan, was reduced by 0.25% in connection with the upgrade of our corporate family credit rating.

Other details of the Senior Secured Credit Facilities (See Note 6 for further discussion):

- For the 2029 Term Loan, beginning June 30, 2022, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on January 18, 2029. The 2029 Term Loan bears interest at a rate per annum equal to 300 and 325 basis points over a SOFR rate for the interest period at December 31, 2023 and 2022, respectively. The interest rates associated with the outstanding balance of the 2029 Term Loan at December 31, 2023 and 2022 were 8.355% and 7.573%, respectively.

- For the 2026 Term Loan, beginning June 30, 2020, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. The 2026 Term Loan bears interest at a rate per annum equal to 285 basis points over a SOFR rate, inclusive of the SOFR credit spread adjustment, at December 31, 2023 and 325 basis points over the LIBOR rate at December 31, 2022. The interest rates associated with the outstanding balances of the 2026 Term Loan at December 31, 2023 and December 31, 2022 were 8.205% and 7.639%, respectively.

- For borrowings under the Revolving Facility, the spread, inclusive of the SOFR credit spread adjustment, was 310 basis points over a SOFR rate and 300 basis points over the LIBOR rate at December 31, 2023 and 2022, respectively. The aggregate amount available under the Revolving Facility is $850 million. The available borrowings under the Revolving Facility at December 31, 2023 and December 31, 2022 were $825 million and $799.7 million, respectively. The interest rates associated with the outstanding balances of the Revolving Facility at December 31, 2023 and December 31, 2022 were 8.462% and 7.574%, respectively.

Senior Unsecured Notes

Aggregate principal amount of $460 million of 5.000% Senior Unsecured Notes were outstanding at December 31, 2023 and 2022. The notes may be redeemed at our option, in whole or in part, following specified events and on specified redemption dates and at the redemption prices specified in the indenture governing the 5.000% Senior Unsecured Notes.

On January 18, 2022, we redeemed our then-outstanding $420 million 6.875% Senior Secured Notes using the proceeds from the issuance of our 2029 Term Loan.

The Senior Secured Credit Facilities and the 5.000% Senior Unsecured Notes contain certain covenants that limited our ability to enter into certain transactions. In addition, the Revolving Facility contains a financial covenant requiring the maintenance of debt to EBITDA ratios which are defined in the facility credit agreement in effect. We were in compliance with the respective financial and non-financial covenants at December 31, 2023 and December 31, 2022.

See Note 6 to the consolidated financial statements for a more complete discussion of our debt.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements, other than our foreign exchange forward contracts, interest rate swaps and cross currency swaps discussed in Note 14 to the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our market risks primarily consist of the impact of changes in currency exchange rates on assets and liabilities, the impact of changes in the market value of certain of our investments and the impact of changes in interest rates on our borrowing costs and fair value calculations.

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward and option contracts to hedge short-term foreign currency denominated loans and certain third-party and intercompany transactions. We also use cross-currency swaps to hedge our net investments in our

foreign subsidiaries. In addition, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance, as discussed under "Interest Rate Risk Management" below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized in the appropriate period income. Collateral is generally not required for these types of instruments.

A discussion of our accounting policies for financial instruments is included in the summary of significant accounting policies in Note 2 to our consolidated financial statements, and further disclosure relating to financial instruments is included in Note 14 to our consolidated financial statements.

Interest Rate Risk Management

Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets.

We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The objective of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. For further detail of our debt, see Note 6 to the consolidated financial statements. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in Other Comprehensive Income (Loss) and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

A 100 basis point increase or decrease in the weighted average interest rate on our outstanding debt subject to rate variability would result in an incremental increase or decrease in annual interest expense of approximately $31 million for the year ended December 31, 2023, respectively. We mitigate the exposure from the variation of interest rates by entering into interest rate swap arrangements, resulting in a net exposure of approximately $4 million, including borrowings under the revolving facility. Overall, total interest payments were $213.3 million for the year ended December 31, 2023, or a weighted average interest rate of 5.84%. See Note 14 to the consolidated financial statements for further discussion.

Foreign Exchange Risk Management

We have numerous operations in various countries outside of the United States and conduct business in several countries through minority equity investments and strategic relationships with local providers. Our operations outside of the United States generated approximately 30%, 30% and 33% of our total revenue for the year ended December 31, 2023, the year ended December 31, 2022, and the year ended December 31, 2021, respectively. Approximately 20% of our assets as of both December 31, 2023 and 2022, were located outside of the United States.

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Typically, these contracts have maturities of 12 months or less. These contracts are denominated primarily in the British pound sterling, the Euro, the Swedish Krona, and the Norwegian Krone. The gains and losses on the forward contracts associated with our balance sheet positions are recorded in "Other Income (Expense)—Net" in the consolidated statements of operations and comprehensive income (loss) and are essentially offset by the losses and gains on the underlying foreign currency transactions. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative accounting guidance. We currently hedge substantially all our intercompany balance positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts.

At December 31, 2023 and December 31, 2022, the notional amounts of our foreign exchange forward contracts were $653.1 million and $455.1 million, respectively. Realized gains and losses associated with these contracts were $29.6 million and $24.3 million, respectively, for the year ended December 31, 2023; $34.1 million and $48.2 million, respectively, for the

year ended December 31, 2022; and $11.4 million and $10.1 million, respectively, for the year ended December 31, 2021. For further detail, see Note 14 to the consolidated financial statements.

If exchange rates to which we are exposed under our outstanding foreign exchange forward contracts were to increase, on average, 10% from year-end 2023 levels, the unrealized losses on our foreign exchange forward contracts would be approximately $44 million, excluding the expected gains on the underlying hedged items. If exchange rates, on average, were to decrease 10% from year-end 2023 levels, the unrealized gains on our foreign exchange forward contracts would be approximately $44 million, excluding the expected losses on the underlying hedged items. However, the estimated potential gains and losses on these contracts would substantially be offset by changes in the dollar equivalent value of the underlying hedged items.

To protect the value of our investments in our foreign operations against adverse changes in foreign currency exchange rates, we hedge a portion of our net investment in one or more of our foreign subsidiaries by using cross-currency interest rate swaps. Cross currency swaps are designated as net investment hedges of a portion of our foreign investments denominated in the non-U.S. dollar currency. The change in the fair value of the swaps in each period is reported in other comprehensive income (loss) "OCI", net of tax. Such amounts will remain in accumulated OCI until the liquidation or substantial liquidation of our investment in the underlying foreign operations. If the exchange rate of Euro against U.S dollar were to increase 10% from the level at December 31, 2023, there would be an additional unfavorable impact of approximately $41 million to the fair value of the cross currency swaps recognized in OCI, which would be offset by favorable currency translation gains on the Company's Euro net investment in foreign subsidiaries.

Item 8. Financial Statements and Supplementary Data


Dun & Bradstreet Holdings, Inc.
Index to Financial Statements


Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Dun & Bradstreet Holdings, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Dun & Bradstreet Holdings, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over IT systems used in the revenue recognition process

As discussed in Note 18 to the consolidated financial statements, the Company generated $1,644.5 million of revenue in North America for the year-ended December 31, 2023. The processing and recording of revenue in North America is reliant upon multiple information technology (IT) systems.

We identified the sufficiency of audit evidence over IT systems used in the revenue recognition process in North America as a critical audit matter. Subjective auditor judgment was required to evaluate the sufficiency of audit evidence obtained because of the complexity of the IT environment related to the revenue recognition process. Specifically, obtaining an understanding of the systems used in the Company's recognition of revenue and evaluating the related internal controls required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We performed risk assessment procedures and applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. We involved IT professionals with specialized skills and knowledge, who assisted in 1) gaining an understanding of the systems used in the Company's recognition of revenue and 2) evaluating the design and testing the operating effectiveness of certain internal controls over the revenue process. This included the general IT and IT application controls related to recording revenue in North America. On a sample basis, we also tested certain revenue transactions by comparing the recorded amounts to underlying documentation. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed including the appropriateness of the nature and extent of audit evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2019

New York, New York
February 22, 2024

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In millions, except per share data)

		Year Ended December 31,				
		2023		**2022**		**2021**
Revenue	$	2,314.0	$	2,224.6	$	2,165.6
Cost of services (exclusive of depreciation and amortization)		831.0		721.4		664.3
Selling and administrative expenses		742.7		745.6		714.7
Depreciation and amortization		586.8		587.2		615.9
Restructuring charges		13.2		20.5		25.1
Operating costs		2,173.7		2,074.7		2,020.0
Operating income (loss)		140.3		149.9		145.6
Interest income		5.8		2.2		0.7
Interest expense		(221.9)		(193.2)		(206.4)
Other income (expense) - net		(5.3)		13.9		14.9
Non-operating income (expense) - net		(221.4)		(177.1)		(190.8)
Income (loss) before provision (benefit) for income taxes and equity in net income of affiliates		(81.1)		(27.2)		(45.2)
Less: provision (benefit) for income taxes		(34.2)		(28.8)		23.4
Equity in net income of affiliates		3.2		2.5		2.7
Net income (loss)		(43.7)		4.1		(65.9)
Less: net (income) loss attributable to the non-controlling interest		(3.3)		(6.4)		(5.8)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$	(47.0)	$	(2.3)	$	(71.7)
Basic earnings (loss) per share of common stock:						
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$	(0.11)	$	(0.01)	$	(0.17)
Diluted earnings (loss) per share of common stock:						
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$	(0.11)	$	(0.01)	$	(0.17)
Weighted average number of shares outstanding-basic		430.5		429.1		428.7
Weighted average number of shares outstanding-diluted		430.5		429.1		428.7
Other comprehensive income (loss), net of income taxes:						
Net income (loss)	$	(43.7)	$	4.1	$	(65.9)
Foreign currency adjustments:						
Foreign currency translation adjustments, net of tax [1]	$	29.9	$	(124.6)	$	(76.6)
Net investment hedge derivative, net of tax [2]		(12.5)		2.0		—
Cash flow hedge derivative, net of tax expense (benefit) [3]		(31.9)		41.0		7.8
Defined benefit pension plans:						
Prior service credit (cost), net of tax expense (benefit) [4]		0.1		(0.2)		(0.2)
Net actuarial gain (loss), net of tax expense (benefit) [5]		(4.2)		(46.0)		108.6
Total other comprehensive income (loss), net of tax	$	(18.6)	$	(127.8)	$	39.6
Comprehensive income (loss), net of tax	$	(62.3)	$	(123.7)	$	(26.3)
Less: comprehensive (income) loss attributable to the non-controlling interest		(3.4)		2.3		(8.0)
Comprehensive income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$	(65.7)	$	(121.4)	$	(34.3)

(1) Tax Expense (Benefit) of $7.9 million, $(9.9) million and $(1.6) million, for the years ended December 31, 2023, 2022 and 2021, respectively.

(2) Tax Expense (Benefit) of $(4.5) million and $0.9 million for the years ended December 31, 2023 and 2022, respectively.

(3) Tax Expense (Benefit) of $(11.5) million, $14.6 million and $2.8 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

(4) Tax Expense (Benefit) of less than $0.1 million, $(0.1) million and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(5) Tax Expense (Benefit) of $(1.8) million, $(15.6) million and $38.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Balance Sheets
(In millions, except share data and per share data)

	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 188.1	$ 208.4
Accounts receivable, net of allowance of $20.1 at December 31, 2023 and $14.3 at December 31, 2022 (Notes 4, 7 and 17)	258.0	271.6
Prepaid taxes	51.8	57.7
Other prepaids	100.1	77.2
Other current assets (Notes 4 and 14)	58.3	89.0
Total current assets	656.3	703.9
Non-current assets		
Property, plant and equipment, net of accumulated depreciation of $45.7 at December 31, 2023 and $38.4 at December 31, 2022 (Note 17)	102.1	96.9
Computer software, net of accumulated amortization of $507.1 at December 31, 2023 and $348.8 at December 31, 2022 (Note 17)	666.3	631.8
Goodwill (Notes 17 and 18)	3,445.8	3,431.3
Other intangibles (Notes 17 and 18)	3,915.9	4,320.1
Deferred costs (Note 4)	161.7	143.7
Other non-current assets (Note 17)	187.8	144.2
Total non-current assets	8,479.6	8,768.0
Total assets	$ 9,135.9	$ 9,471.9
Liabilities		
Current liabilities		
Accounts payable	$ 111.7	$ 80.5
Accrued payroll	111.9	109.5
Short-term debt (Note 6)	32.7	32.7
Deferred revenue (Note 4)	590.0	563.1
Other accrued and current liabilities (Note 17)	196.1	316.8
Total current liabilities	1,042.4	1,102.6
Long-term pension and postretirement benefits (Note 11)	143.9	158.2
Long-term debt (Note 6)	3,512.5	3,552.2
Deferred income tax (Note 10)	887.3	1,023.7
Other non-current liabilities (Note 17)	118.2	126.8
Total liabilities	5,704.3	5,963.5
Commitments and contingencies (Notes 9 and 20)		
Equity		
Common Stock, $0.0001 par value per share, authorized—2,000,000,000 shares; 439,735,256 shares issued and 438,848,336 shares outstanding at December 31, 2023 and 436,604,447 shares issued and 435,717,527 shares outstanding at December 31, 2022	—	—
Capital surplus	4,429.2	4,443.7
Accumulated deficit	(811.1)	(764.1)
Treasury Stock, 886,920 shares at both December 31, 2023 and December 31, 2022	(0.3)	(0.3)
Accumulated other comprehensive loss	(198.7)	(180.0)
Total stockholders' equity	3,419.1	3,499.3
Non-controlling interest	12.5	9.1
Total equity	3,431.6	3,508.4
Total liabilities and stockholders' equity	$ 9,135.9	$ 9,471.9

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows provided by (used in) operating activities:			
Net income (loss)	$ (43.7)	$ 4.1	$ (65.9)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	586.8	587.2	615.9
Amortization of unrecognized pension loss (gain)	(2.8)	(0.4)	1.9
Debt early redemption premium expense	—	16.3	29.5
Deferred debt issuance costs amortization and write-off	18.3	23.8	31.2
Pension settlement charge	—	2.1	—
Equity-based compensation expense	83.4	66.0	33.3
Restructuring charge	13.2	20.5	25.1
Restructuring payments	(15.2)	(16.9)	(20.6)
Changes in deferred income taxes	(131.9)	(151.0)	(77.4)
Changes in operating assets and liabilities: [(1)]			
(Increase) decrease in accounts receivable	13.7	113.3	(13.7)
(Increase) decrease in prepaid taxes, other prepaids and other current assets	(13.2)	(23.2)	62.7
Increase (decrease) in deferred revenue	25.8	8.8	16.5
Increase (decrease) in accounts payable	30.2	(5.2)	(0.1)
Increase (decrease) in accrued payroll	5.1	3.6	10.8
Increase (decrease) in other accrued and current liabilities	(35.9)	(18.1)	(31.2)
(Increase) decrease in other long-term assets	(41.6)	(53.2)	(34.2)
Increase (decrease) in long-term liabilities	(38.1)	(41.2)	(84.4)
Net, other non-cash adjustments	(1.9)	0.6	4.3
Net cash provided by (used in) operating activities	452.2	537.1	503.7
Cash flows provided by (used in) investing activities:			
Acquisitions of businesses, net of cash acquired	—	(0.5)	(844.8)
Cash settlements of foreign currency contracts and net investment hedge	5.0	6.0	22.3
Payments for real estate purchase [(2)]	—	—	(76.6)
Capital expenditures	(4.7)	(12.6)	(9.7)
Additions to computer software and other intangibles	(194.7)	(205.3)	(170.7)
Other investing activities, net	2.6	1.9	0.8
Net cash provided by (used in) investing activities	(191.8)	(210.5)	(1,078.7)
Cash flows provided by (used in) financing activities:			
Payment for debt early redemption premiums	—	(16.3)	(29.5)
Payments of dividends	(86.1)	(42.9)	—
Payment of long term debt	—	(420.0)	(450.0)
Proceeds from borrowings on Credit Facility	515.1	315.1	314.1
Proceeds from issuance of Senior Notes	—	—	460.0
Proceeds from borrowings on Term Loan Facility	—	460.0	300.0
Payments of borrowings on Credit Facility	(540.4)	(424.8)	(154.1)
Payments of borrowing on Term Loan Facility	(32.7)	(106.6)	(28.1)
Payment of debt issuance costs	—	(7.4)	(9.5)
Payment for purchase of non-controlling interests	(95.7)	(23.6)	—
Other financing activities, net [(3)]	(42.6)	(14.6)	(2.8)
Net cash provided by (used in) financing activities	(282.4)	(281.1)	400.1
Effect of exchange rate changes on cash and cash equivalents	1.7	(14.2)	(0.3)
Increase (decrease) in cash and cash equivalents	(20.3)	31.3	(175.2)
Cash and Cash Equivalents, Beginning of Period	208.4	177.1	352.3
Cash and Cash Equivalents, End of Period	$ 188.1	$ 208.4	$ 177.1
Supplemental Disclosure of Cash Flow Information:			
Cash Paid for:			
Income taxes payment (refund), net	$ 100.2	$ 139.8	$ 12.7
Interest	$ 213.3	$ 178.5	$ 191.8
Noncash Investing and Financing activities:			
Fair value of acquired assets	$ —	$ 1.3	$ 1,447.4
Cash paid for acquired businesses	—	(0.5)	(882.1)
Unpaid purchase price accrued in "Other accrued and current liabilities"	—	—	(6.9)
6,237,087 shares of common stock issued for the acquisition	—	—	(158.9)
Assumed liabilities from acquired businesses including non-controlling interest	$ —	$ 0.8	$ 399.5
Noncash additions to computer software	$ 7.9	$ 15.0	$ 7.9
Noncash additions to property, plant and equipment	$ —	$ —	$ 1.7

(1) Net of the effect of acquisitions, see further details in Note 16.

(2) Related to payment for the purchase of our headquarters office building in Jacksonville, Florida.

(3) Amounts in 2023 primarily related to payments for finance lease liabilities and other long term obligations. See further detail in Note 8. Amounts in 2022 and 2021 primarily related to distributions to non-controlling shareholders.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In millions)

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholders' equity (deficit)	Non-controlling interest	Total equity (deficit)
Year ended December 31, 2021										
Balance, January 1, 2021	$ —	$4,310.2	$ (690.1)	$ —	$ 26.2	$ (120.3)	$ (0.4)	$ 3,525.6	$ 58.3	$ 3,583.9
Net income (loss)	—	—	(71.7)	—	—	—	—	(71.7)	5.8	(65.9)
Shares issued for Bisnode acquisition	—	158.9	—	—	—	—	—	158.9	—	158.9
Equity-based compensation plans	—	31.3	—	(0.3)	—	—	—	31.0	—	31.0
Pension adjustments, net of tax expense of $39.0	—	—	—	—	—	108.4	—	108.4	—	108.4
Change in cumulative translation adjustment, net of tax benefit of $1.6	—	—	—	—	(78.8)	—	—	(78.8)	2.2	(76.6)
Cash flow hedge derivative, net of tax expense of $2.8	—	—	—	—	—	—	7.8	7.8	—	7.8
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(2.2)	(2.2)
Balance, December 31, 2021	$ —	$4,500.4	$ (761.8)	$ (0.3)	$ (52.6)	$ (11.9)	$ 7.4	$ 3,681.2	$ 64.1	$ 3,745.3
Year ended December 31, 2022										
Balance, January 1, 2022	$ —	$4,500.4	$ (761.8)	$ (0.3)	$ (52.6)	$ (11.9)	$ 7.4	$ 3,681.2	$ 64.1	$ 3,745.3
Net income (loss)	—	—	(2.3)	—	—	—	—	(2.3)	6.4	4.1
Purchase of non-controlling interest [1]	—	(73.8)	—	—	—	—	—	(73.8)	(42.4)	(116.2)
Reclassification of cumulative translation adjustment related to the purchase of non-controlling interest	—	—	—	—	(3.8)	—	—	(3.8)	3.8	—
Equity-based compensation plans	—	60.7	—	—	—	—	—	60.7	—	60.7
Dividends declared [2]	—	(43.6)	—	—	—	—	—	(43.6)	—	(43.6)
Pension adjustments, net of tax benefit of $15.7	—	—	—	—	—	(46.2)	—	(46.2)	—	(46.2)
Change in cumulative translation adjustment, net of tax benefit of $9.9	—	—	—	—	(115.9)	—	—	(115.9)	(8.7)	(124.6)
Net investment hedge derivative, net of tax expense of $0.9	—	—	—	—	2.0	—	—	2.0	—	2.0
Cash flow hedge derivative, net of tax expense of $14.6	—	—	—	—	—	—	41.0	41.0	—	41.0
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(14.1)	(14.1)
Balance, December 31, 2022	$ —	$4,443.7	$ (764.1)	$ (0.3)	$ (170.3)	$ (58.1)	$ 48.4	$ 3,499.3	$ 9.1	$ 3,508.4

	Common stock		Capital surplus		(Accumulated deficit) retained earnings		Treasury stock		Cumulative translation adjustment		Defined benefit postretirement plans		Cash flow hedging derivative		Total stockholders' equity (deficit)		Non-controlling interest		Total equity (deficit)
Year ended December 31, 2023																			
Balance, January 1, 2023	$	—	$4,443.7	$	(764.1)	$	(0.3)	$	(170.3)	$	(58.1)	$	48.4	$	3,499.3	$	9.1	$	3,508.4
Net income (loss)		—	—		(47.0)		—		—		—		—		(47.0)		3.3		(43.7)
Equity-based compensation plans		—	73.0		—		—		—		—		—		73.0		—		73.0
Dividends declared [(2)]		—	(87.5)		—		—		—		—		—		(87.5)		—		(87.5)
Pension adjustments, net of tax benefit of $1.8		—	—		—		—		—		(4.1)		—		(4.1)		—		(4.1)
Change in cumulative translation adjustment, net of tax expense of $7.9		—	—		—		—		29.8		—		—		29.8		0.1		29.9
Net investment hedge derivative, net of tax benefit of $4.5		—	—		—		—		(12.5)		—		—		(12.5)		—		(12.5)
Cash flow hedge derivative, net of tax benefit of $11.5		—	—		—		—		—		—		(31.9)		(31.9)		—		(31.9)
Balance, December 31, 2023	$	—	$4,429.2	$	(811.1)	$	(0.3)	$	(153.0)	$	(62.2)	$	16.5	$	3,419.1	$	12.5	$	3,431.6

(1) See Note 17 "Supplemental Financial Data" for further discussion.

(2) See Note 13 "Earnings (Loss) Per Share" for further discussion.

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 -- Basis of Presentation and Description of Business

The accompanying financial statements of Dun & Bradstreet Holdings, Inc. and its subsidiaries ("we" or "us" or "our" or the "Company") were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; tax liabilities related to our undistributed foreign earnings associated with the 2017 Tax Cuts and Jobs Act ("2017 Act"); liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; impairment assessment for goodwill and other intangible assets; long-term asset recoverability and estimated useful life; stock-based compensation; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the changes in the consolidated financial statements in the period in which we determine any changes to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

Our consolidated financial statements presented herein reflect the latest estimates and assumptions made by management that affect the reported amounts of assets and liabilities and related disclosures as of the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are recorded under the equity method of accounting. When events and circumstances warrant, equity investments accounted for under the equity method of accounting are evaluated for impairment. An impairment charge is recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other-than temporary. We elect to account for investments over which we do not have significant influence at cost adjusted for impairment or other changes resulting from observable market data. Market values associated with these investments are not readily available. Our cost investments were not material as of December 31, 2023 and 2022.

Description of Business

Dun & Bradstreet Holdings, Inc. through its operating company The Dun & Bradstreet Corporation ("Dun & Bradstreet" or "D&B") helps companies around the world improve their business performance. A global leader in business to business data and analytics, we glean insight from data to enable our clients to connect with the prospects, suppliers, clients and partners that matter most. Since 1841, companies of every size rely on Dun & Bradstreet to help them manage risk and reveal opportunity. We transform data into valuable business insights which are the foundation of our global solutions that clients rely on to make mission critical business decisions.

Dun & Bradstreet provides solution sets that meet a diverse set of clients' needs globally. Clients use Finance & Risk solutions to mitigate credit, compliance and supplier risk, increase cash flow and drive increased profitability. Our Sales & Marketing solutions help clients better use data to grow sales, digitally engage with clients and prospects, improve marketing effectiveness and also offer data management capabilities that provide effective and cost efficient marketing solutions to increase revenue from new and existing clients.

Reporting Segments

We manage our business and report our financial results through the following two segments:

- North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

- International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the United Kingdom and Ireland ("U.K."), Northern Europe (Sweden, Norway, Denmark, Finland, Estonia and

Latvia), Central Europe (Germany, Austria, Switzerland and various other central and eastern European countries) (together as "Europe"), Greater China, India and indirectly through our Worldwide Network alliances ("WWN alliances").

All intercompany transactions and balances have been eliminated in consolidation. Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation.

Note 2 - Significant Accounting Policies

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to clients in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as we satisfy a performance obligation.

We generate revenue from licensing our data and providing related data services to our clients. Our data is integrated into our hosted or on-premise software applications. Data is also delivered directly into client third-party applications (or our on-premise applications) using our application programming interfaces ("API") or as computer files. Some of our data and reports can be purchased through our websites individually or in packages.

Most of our revenue comes from clients we contract with directly. We also license data, trademarks and related technology and support services to our Worldwide Network partners for exclusive distribution of our products to clients in their territories. We also license our data to our alliance partners who use the data to enhance their own products or enable it to be seamlessly delivered to their customers.

Revenue is net of any sales or indirect taxes collected from clients, which are subsequently remitted to government authorities.

Performance Obligations and Revenue Recognition

All our clients license our data and/or software applications. The license term is generally a minimum of 12 months and non-cancelable. If the client can benefit from the license only in conjunction with a related service, the license is not distinct and is combined with the other services as a single performance obligation.

We recognize revenue when (or as) we satisfy a performance obligation by transferring promised licenses and or services underlying the performance obligation to the client. Some of our performance obligations are satisfied over time as the product is transferred to the client. Performance obligations which are not satisfied over time are satisfied at a point in time.

Determining whether the products and services in a contract are distinct and identifying the performance obligations requires judgment. When we assess contracts with clients we determine if the data we promise to transfer to the client is individually distinct or is combined with other licenses or services which together form a distinct product or service and a performance obligation. We also consider if we promise to transfer a specific quantity of data or provide unlimited access to data.

We determined that when clients can purchase a specified quantity of data based on their selection criteria and data layout, each data record is distinct and a performance obligation, satisfied on delivery. If we promise to update the initial data set at specified intervals, each update is a performance obligation, which we satisfy when the update data is delivered.

When we provide clients continuous access to the latest data using our API-based and online products, the client can consume and benefit from this content daily as we provide access to the data. We determined that for this type of offering our overall promise is a service of daily access to data which represents a single performance obligation satisfied over time. We recognize revenue ratably for this type of performance obligation.

Clients can purchase unlimited access to data in many of our products for the non-cancelable contract term. These contracts are priced based on their anticipated usage volume of the product and we have the right to increase the transaction price in the following contract year if usage in the current contract year exceeds certain prescribed limits. The limits are set at a level that the client is unlikely to exceed so in general, we fully constrain any variable consideration until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. For these

contracts the performance obligation is satisfied over time as we provide continuous access to the data. We recognize revenue ratably over the contract term.

For products sold under our annual and monthly discount plans the client receives a discount based on the amount they commit to spend annually, or the actual amount spent at the end of each monthly billing cycle. Each report or data packet purchased is a separate performance obligation which is satisfied when the report or data packet is delivered. The client can also purchase a monitoring service on the report or data packet which is a performance obligation satisfied over time because the client benefits from the service as we monitor the data and provide alerts when the data changes. We recognize revenue ratably over the monitoring period.

In some contracts, including annual discount plans, the client commits to spend a fixed amount on the products. Breakage occurs if the client does not exercise all their purchasing rights under the contract. We recognize breakage at the end of the contract when the likelihood of the client exercising their remaining rights becomes remote.

Many of our contracts provide the client an option to purchase additional products. If the option provides the client a discount which is incremental to discounts typically given for those products, the contract provides the client a material right that it would not receive without entering into the contract. An amount of the transaction price is allocated to the material right performance obligation and is recognized when the client exercises the option or when the option expires.

We have long-term contracts with our Worldwide Network partners. These contracts are typically for an initial term of up to 10 years and automatically renew for further terms unless notice is given before the end of the initial or renewal term. We grant each partner the exclusive right to sell our products in the countries that constitute their territory. We provide them access to data, use of our brand and technology and other services and support necessary for them to sell our products and services in their territory. We determined this arrangement is a series of distinct services and represents a single performance obligation satisfied over time. These contracts contain multiple streams of consideration, some of which are fixed and some are variable. These variable amounts are allocated to the specific service period during which the sales or usage occurred if the variable amount is commensurate with the benefit to the client of the additional service and is consistent with our customary pricing practices. Otherwise the variable amount is accounted for as a change in the transaction price for the contract. We recognize revenue ratably for this performance obligation.

We license our data to our alliance partners. Most contracts specify the number of licensed records or data sets to be delivered. If the licenses are distinct, we satisfy them on delivery of the data. Contract consideration is often a sales or usage-based royalty, sometimes accompanied by a guaranteed minimum amount. Any fixed consideration is allocated to each performance obligation based on the standalone selling price of the data. We apply the variable consideration exception for license revenue in the form of royalties when the license is the sole or predominant item to which the royalty relates. Royalty revenue is recognized when the later of the following events have occurred: (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all the royalty has been allocated has been satisfied (or partially satisfied).

Contracts with Multiple Performance Obligations

Our contracts with clients often include promises to transfer multiple performance obligations. For these contracts we allocate the transaction price to each performance obligation in the contract on a relative standalone selling price basis. The standalone selling price is the price at which we would sell the promised service separately to a client. We use the observable price based on prices in contracts with similar clients in similar circumstances. When the standalone selling price is not directly observable from actual standalone sales, we estimate a standalone selling price making maximum use of any observable data and estimates of what a client in the market would be willing to pay for those goods or services.

We allocate variable consideration to a performance obligation or a distinct product if the terms of the variable payment relate specifically to our efforts to satisfy the performance obligation or transfer the distinct product and the allocation is consistent with the allocation objective. If these conditions are not met or the transaction price changes for other reasons after contract inception, we allocate the change on the same basis as at contract inception.

Contract Combinations and Modifications

Many of our clients have multiple contracts for various products. Contracts entered into at or near the same time with the same client are combined into a single contract when they are negotiated together with a single commercial objective or the contracts are related in other ways.

(Tabular dollar amounts, except share data and per share data, in millions)

Contract modifications are accounted for as a separate contract if additional products are distinct and the transaction price increases by an amount that reflects the standalone selling prices of the additional products. Otherwise, we generally account for the modifications as if they were the termination of the existing contracts and creation of new contracts if the remaining products are distinct from the products transferred before the modification. The new transaction price is the unrecognized revenue from the existing contracts plus the new consideration. This amount is allocated to the remaining performance obligations based on the relative standalone selling prices.

Restructuring Charges

Restructuring charges have been recorded in accordance with Accounting Standards Codification ("ASC") 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

Right of use ("ROU") asset impairment charges and lease costs related to facilities we ceased to occupy are reflected in "Restructuring charges." Certain termination costs and obligations that do not meet the lease criteria are accounted for in accordance with ASC 420-10.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits and contract terminations in accordance with ASC 420-10. We establish a liability for a cost associated with an exit or disposal activity, including severance and other lease costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructuring activities are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructuring activities, we have to make estimates related to the expenses associated with the restructuring activities. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

Leases

In accordance with Topic 842, at the inception of a contract, we assess whether the contract is, or contains, a lease. A contract contains a lease if it conveys to us the right to control the use of property, plant and equipment (an identified asset). We control the identified asset if we have a right to substantially all the economic benefits from use of the asset and the right to direct its use for a period of time.

Our leases expire over the next seven years, with the majority expiring within two years. Leases may include options to early terminate the lease or renew at the end of the initial term. Generally, these lease terms do not affect the term of the lease because we are not reasonably certain that we will exercise our option.

We use the incremental borrowing rate to determine the present value of the lease payments because the implicit rate is generally not available to a lessee. We determine the incremental borrowing rate based on what the Company would have to pay on a collateralized basis in the currency in which the arrangement is denominated over a similar term as the lease.

We recognize operating lease expense on a straight-line basis over the term of the lease. Lease payments may be fixed or variable. Only lease payments that are fixed, in-substance fixed or depend on a rate or index are included in determining the lease liability. Variable lease payments include payments made to the lessor for taxes, insurance and maintenance of the leased asset and are recognized as operating costs as incurred.

We apply certain practical expedients allowed by Topic 842. Lease payments for leases with an initial term of 12 months or less are not included in right of use assets or operating lease liabilities. Instead, they are recognized as short term lease operating costs on a straight-line basis over the term. We have also elected not to separate lease and non-lease components for certain equipment leases. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for lease ROU assets and liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

Employee Benefit Plans

We provide various defined benefit plans to our employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in the consolidated financial statements. See Note 11.

Legal Contingencies

We are involved in legal proceedings, claims and litigation arising in the ordinary course of business for which we believe we have adequate reserves, and such reserves are not material to the consolidated financial statements. In addition, from time to time, we may be involved in additional matters which could become material and for which we may also establish reserve amounts as discussed in Note 9. We record a liability when management believes that it is both probable that a liability has been incurred and we can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded; instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents

We consider all investments purchased with an initial term from the date of purchase by the Company to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates fair value because of the short maturity of the instruments.

Accounts Receivable Trade and Contract Assets

We classify the right to consideration in exchange for products or services transferred to a client as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional. Receivables include amounts billed and currently due from clients.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include unbilled amounts typically resulting from sale of long-term contracts when the revenue exceeds the amount billed to the client, and the right to payment is not subject to the passage of time. Amounts may not exceed their net realizable value.

Accounts Receivable Allowances

In order to determine an estimate of expected credit losses, receivables are segmented based on similar risk characteristics including historical credit loss patterns and industry or class of customers to calculate reserve rates. The Company uses an aging method for developing its allowance for credit losses by which receivable balances are stratified based on aging category. A reserve rate is calculated for each aging category which is generally based on historical information. The reserve rate is adjusted, when necessary, for current conditions (e.g., macroeconomic or industry related) and forecasts about the future. The Company also considers customer specific information (e.g., bankruptcy or financial difficulty) when estimating its expected credit losses, as well as the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances.

Expected credit losses are added to the accounts receivable allowance. Actual uncollectible account write-offs are recorded against the allowance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Our headquarters building and related site improvements are depreciated over a period of 53 years and 14 years, respectively. Equipment, including furniture, is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software

Computer software includes capitalized software development costs for various computer software applications for internal use, including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (back-office systems) and systems which we use to deliver our information solutions to clients (client-facing systems). Computer software also includes purchased software and software recognized in connection with acquisitions.

(Tabular dollar amounts, except share data and per share data, in millions)

Costs incurred during a software development project's preliminary stage and post-implementation stage are expensed as incurred. Development activities that are eligible for capitalization include software design and configuration, development of interfaces, coding, testing, and installation. Capitalized costs are amortized on a straight-line basis over the estimated lives which range from three to eight years, beginning when the related software is ready for its intended use.

We enter into cloud computing arrangements ("CCA") to access third party software without taking possession of the software. We assess development activities required to implement such services and defer certain implementation costs directly related to the hosted software that would be eligible for capitalization for internal-use software projects. Deferred implementation costs related to these service arrangements do not qualify as capitalized software and are required to be expensed over the term of the service arrangement, beginning when the implementation activities, including testing, are substantially completed and the related software is operational for users. We reported \$36.9 million and \$22.7 million associated with deferred CCA implementation costs as of December 31, 2023 and 2022, respectively, of which \$13.7 million and \$9.0 million was reported within "Other prepaids" and \$23.2 million and \$13.7 million was reported within "Other non-current assets" as of December 31, 2023 and 2022, respectively. The associated amortization expense was \$6.2 million, \$3.4 million and \$2.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.

Computer software and deferred implementation costs are tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets below).

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment at least annually at December 31 and more often if an event occurs or circumstances change which indicate it is more likely than not that fair value is less than carrying amount. If a qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit or an indefinite-lived intangible asset exceeds its estimated fair value, an additional quantitative evaluation is performed. The annual impairment tests of goodwill and indefinite-lived intangible assets may be completed through qualitative assessments. We may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for goodwill or indefinite-lived intangible assets in any period. We may resume the qualitative assessment for any reporting unit or indefinite-lived intangible asset in any subsequent period.

Goodwill

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and U.K., Europe, Greater China, India and our WWN alliances within the International segment.

For the qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact on the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting unit specific factors such as changes in key personnel, strategy, customers or competition. In addition, we assess whether the market value of the Company compared to the book amounts are indicative of an impairment.

For the quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year EBITDA for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (e.g., recent divestitures or acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we use the discounted cash flow method to estimate the fair value of a reporting unit. The projected cash flows are based on management's most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditure projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

(Tabular dollar amounts, except share data and per share data, in millions)

An impairment charge is recorded if a reporting unit's carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating cost in the period that the impairment is identified.

For 2023, 2022 and 2021, we performed qualitative tests for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired.

See Note 18 for further detail on goodwill by segment.

Indefinite-Lived Intangible Assets

Our indefinite-lived intangible assets are primarily related to the Dun & Bradstreet trade name which was recognized in connection with historical merger and acquisition transactions.

Under the qualitative approach, we perform impairment tests for indefinite-lived intangible assets based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. If we elect to bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more likely than not that the estimated carrying amount of such asset exceeds its fair value, we proceed to a quantitative approach.

Under the quantitative approach, we estimate the fair value of the indefinite-lived intangible asset and compare it to its carrying value. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined primarily using income approach based on the expected present value of the projected cash flows of the assets.

As a result of the impairment tests performed using quantitative approach, no impairment charges for indefinite-lived intangible assets have been recognized for the years ended December 31, 2023, 2022 and 2021.

Definite-Lived Intangible Assets

Other amortizable intangible assets are recognized in connection with acquisitions. They are amortized over their respective useful life, based on the timing of the benefits derived from each of the intangible assets. Definite-lived intangible assets are also assessed for impairment. Below is a summary of weighted average amortization period for intangible assets for the year ended December 31, 2023.

	Weighted average amortization period (years)
Intangible assets:	
Reacquired right	15
Database	17
Customer relationships	17
Technology	10
Partnership agreements	14
Trademark	2

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use assets, internal-use software and other intangible assets held for use, are tested for impairment when events or circumstances indicate the carrying amount of the asset group that includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is considered unrecoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach or quoted market price, whichever is applicable.

Income Taxes

We are subject to income taxes in the United States and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates

and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, as applicable, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We have currently recorded valuation allowances in certain jurisdictions that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material adverse effect on our financial condition, results of operations or cash flows.

Foreign Currency Translation

For all operations outside the United States where the local currency is the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using monthly average exchange rates. For those countries where the local currency is the functional currency, translation adjustments are accumulated in a separate component of stockholder equity. Foreign currency transaction gains and losses are recognized in earnings in the consolidated statement of operations and comprehensive income (loss).

Earnings Per Share ("EPS") of Common Stock

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the dilutive effect of our outstanding stock incentive awards. In the case of a net loss, the dilutive effect of the awards outstanding are not included in the computation of the diluted loss per share as the effect of including these shares in the calculation would be anti-dilutive. The dilutive effect of awards outstanding under the stock incentive plans reflected in diluted earnings per share was calculated under the treasury stock method.

Stock-Based Compensation

Stock-based compensation expense is determined based on the grant date fair value and recognized over the award's vesting period. For restricted stock and restricted stock units, grant date fair value is based on the closing price of our stock on the date of grant. For stock options with service condition, we estimate the grant date fair value using the Black-Scholes valuation model. For stock options with market condition, we estimate grant date fair value using a Monte Carlo valuation model. We recognize forfeitures and the corresponding reductions in expense as they occur.

Our stock-based compensation programs are described more fully in Note 12.

Financial Instruments

From time to time we use financial instruments to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks in order to minimize the potential negative impact and/or to reduce the volatility that these risks may have on our financial results. We do not use derivative financial instruments for trading or speculative purposes.

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward and option contracts to hedge certain short-term foreign currency denominated loans and third-party and intercompany transactions. We also use cross-currency swaps to hedge our net investments in our foreign subsidiaries. In addition, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance.

We recognize all such financial instruments on the balance sheet at their fair values, as either assets or liabilities, with an offset to earnings or other comprehensive earnings, depending on whether the derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. As of December 31, 2023 and 2022, certain of our derivative instruments meet hedge accounting criteria and are designated as one of the following on the date it is entered into:

Cash Flow Hedge - A hedge of the exposure to variability in the cash flows of a recognized asset, liability or a forecasted transaction. For qualifying cash flow hedges, the changes in fair value of hedging instruments are reported as Other comprehensive income (loss) ("OCI") and are reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

Net Investment Hedge - A hedge of the exposure to changes in the value of the net investment in a foreign operation that could occur as a result of changes in foreign exchange rates between a foreign operation's local currency and the Company's reporting currency. For qualifying net investment hedges, the changes in fair value of hedging instruments are reported as cumulative translation adjustment ("CTA"), a component of OCI, and remain in accumulated other comprehensive income ("AOCI") until the hedged net investment is sold or substantially liquidated.

We formally document all relationships between hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period, and we have documented policies for managing our exposures. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged. The hedge accounting effectiveness is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. If a hedging instrument is not designated as a hedge or ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized currently in income. See Note 14 for further discussion.

Fair Value Measurements

We account for certain assets and liabilities at fair value, including purchase accounting applied to assets and liabilities acquired in a business combination and long-lived assets that are written down to fair value when they are impaired. The inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input	Input Definition
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs for the asset or liability in which little or no market data exists, therefore requiring management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often requires us to make significant estimates and assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to our assets and liabilities being valued. Other significant assumptions include us projecting future cash flows related to revenues and expenses based on our business plans and outlook which can be significantly impacted by our future growth opportunities, general market environment and geographic sentiment. We may use third-party valuation consultants to assist in the determination of such estimates. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 3 -- Recent Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates ("ASUs") and applicable authoritative guidance. The ASUs not listed below were assessed and determined to be not applicable.

Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04 "Facilitation of the Effects of Reference Rate Reform on Financial Reporting" to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform - Scope," which clarified the scope and application of the original guidance in ASU No. 2020-04. On December 21, 2022, the FASB issued ASU No. 2022-06 which extends the transition date to December 31, 2024. During the second quarter of 2023, we modified agreements governing our Senior Secured Credit Facility and interest rate swaps to complete the transition of reference rate from LIBOR to SOFR. This transition did not result in a financial impact to our consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280)." The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, beginning after December 15, 2024. We do not expect the adoption of this authoritative guidance to have a material impact on our consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740)", which requires consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024. The guidance is to be applied on a prospective basis, though retrospective application is permitted. We do not expect the adoption of this authoritative guidance to have a material impact on our consolidated financial statements.

Note 4 -- Revenue

The total amount of the transaction price for our revenue contracts allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2023 is as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Future revenue	$ 1,391.2	$ 706.5	$ 440.2	$ 196.4	$ 154.8	$ 268.6	$ 3,157.7

The table of future revenue does not include any amount of variable consideration that is a sales or usage-based royalty in exchange for distinct data licenses or that is allocated to a distinct service period within a single performance obligation that is a series of distinct service periods.

Timing of Revenue Recognition

	Year Ended December 31,		
	2023	2022	2021
Revenue recognized at a point in time	$ 972.4	$ 925.0	$ 931.8
Revenue recognized over time	1,341.6	1,299.6	1,233.8
Total revenue recognized	$ 2,314.0	$ 2,224.6	$ 2,165.6

(Tabular dollar amounts, except share data and per share data, in millions)

Contract Balances

	At December 31,		
	2023	2022	2021
Accounts receivable, net	$ 258.0	$ 271.6	$ 401.7
Short-term contract assets [(1)]	$ 4.3	$ 6.2	$ 3.4
Long-term contract assets [(2)]	$ 18.0	$ 5.6	$ 9.1
Short-term deferred revenue	$ 590.0	$ 563.1	$ 569.4
Long-term deferred revenue [(3)]	$ 19.7	$ 13.9	$ 13.7

(1) Included within other current assets in the consolidated balance sheet
(2) Included within other non-current assets in the consolidated balance sheet
(3) Included within other non-current liabilities in the consolidated balance sheet

The decrease in accounts receivable of $130.1 million from December 31, 2021 to December 31, 2022 was primarily due to the accounts receivable securitization facility agreement the Company entered in September 2022.

The increase in deferred revenue of $32.7 million from December 31, 2022 to December 31, 2023 was primarily due to cash payments received or due in advance of satisfying our performance obligations, largely offset by $507.5 million of revenue recognized that was included in the deferred revenue balance at December 31, 2022.

The decrease in deferred revenue of $6.1 million from December 31, 2021 to December 31, 2022 was primarily due to $496.4 million of revenue recognized that was included in the deferred revenue balance at December 31, 2021, largely offset by cash payments received or due in advance of satisfying our performance obligations.

The increase in contract assets of $10.5 million from December 31, 2022 to December 31, 2023 was primarily due to new contract assets recognized, net of new amounts reclassified to receivables during 2023, partially offset by $11.4 million of contract assets included in the balance at January 1, 2023 that were reclassified to receivable when they became unconditional.

See Note 18 for a schedule providing a further disaggregation of revenue.

Assets Recognized for the Costs to Obtain a Contract

Commission assets, net of accumulated amortization included in deferred costs in the consolidated balance sheet, were $161.7 million and $143.7 million as of December 31, 2023 and December 31, 2022, respectively.

The amortization of commission assets, reported in selling and administrative expenses within the consolidated income statement, was $43.4 million, $37.2 million and $27.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 5 -- Restructuring Charges

We incurred restructuring charges (which generally consist of employee severance and termination costs, and contract terminations). These charges were incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.

We recorded a restructuring charge of $13.2 million for the year ended December 31, 2023. This charge consists of:

- Severance costs of $10.0 million under ongoing benefit arrangements. Approximately 190 employees were impacted. Most of the employees impacted exited the Company by the end of 2023. The cash payments for these employees will be substantially completed by the end of the first quarter of 2024; and

- Contract termination and other exit costs, including those to consolidate or close facilities of $3.2 million.

We recorded a restructuring charge of $20.5 million for the year ended December 31, 2022. This charge consists of:

(Tabular dollar amounts, except share data and per share data, in millions)

- Severance costs of $14.0 million under ongoing benefit arrangements. Approximately 270 employees were impacted. Most of the employees impacted exited the Company by the end of 2022. The cash payments for these employees were substantially completed by the end of the first quarter of 2023; and

- Contract termination and other exit costs, including write down of right of use assets and costs to consolidate or close facilities of $6.5 million.

We recorded a restructuring charge of $25.1 million for the year ended December 31, 2021. This charge consists of:

- Severance costs of $18.9 million under ongoing benefit arrangements. Approximately 190 employees were impacted. Most of the employees impacted exited the Company by the end of 2021. The cash payments for these employees were substantially completed by the end of the first quarter of 2022; and

- Contract termination and other exit costs, including write down of right of use assets and costs to consolidate or close facilities of $6.2 million.

The following table sets forth the restructuring reserves and utilization:

	Severance and termination	Contract termination and other exit costs	Total
Balance remaining as of December 31, 2020	$ 2.6	$ 7.1	$ 9.7
Charge taken during 2021 (1)	18.9	—	18.9
Payments made during 2021	(16.8)	(3.8)	(20.6)
Balance remaining as of December 31, 2021	$ 4.7	$ 3.3	$ 8.0
Charge taken during 2022 (1)	14.0	1.9	15.9
Payments made during 2022	(13.9)	(3.0)	(16.9)
Balance remaining as of December 31, 2022	$ 4.8	$ 2.2	$ 7.0
Charge taken during 2023 (1)	10.0	1.4	11.4
Payments made during 2023	(12.4)	(2.8)	(15.2)
Balance remaining as of December 31, 2023	$ 2.4	$ 0.8	$ 3.2

(1) Balance excludes charges accounted for under Topic 842.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 6 -- Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

		At December 31, 2023			At December 31, 2022		
	Maturity	Principal amount	Debt issuance costs and discount*	Carrying value	Principal amount	Debt issuance costs and discount*	Carrying value
Debt maturing within one year:							
2026 Term loan (1)	February 8, 2026	$ 28.1	$ —	$ 28.1	$ 28.1	$ —	$ 28.1
2029 Term loan (1)	January 18, 2029	4.6	—	4.6	4.6	—	4.6
Total short-term debt		$ 32.7	$ —	$ 32.7	$ 32.7	$ —	$ 32.7
Debt maturing after one year:							
2026 Term loan (1)	February 8, 2026	$ 2,623.6	$ 33.0	$ 2,590.6	$ 2,651.7	$ 49.2	$ 2,602.5
2029 Term loan (1)	January 18, 2029	447.3	5.3	442.0	451.9	6.5	445.4
Revolving facility (1) (2)	September 11, 2025	25.0	—	25.0	50.3	—	50.3
5.000% Senior unsecured notes (1)	December 15, 2029	460.0	5.1	454.9	460.0	6.0	454.0
Total long-term debt		$ 3,555.9	$ 43.4	$ 3,512.5	$ 3,613.9	$ 61.7	$ 3,552.2
Total debt		$ 3,588.6	$ 43.4	$ 3,545.2	$ 3,646.6	$ 61.7	$ 3,584.9

*Initial debt issuance costs were recorded as a reduction of the carrying amount of the debt and amortized over the contractual term of the debt. Balances represent the unamortized portion of debt issuance costs and discounts.

(1) The 5.000% Senior Unsecured Notes and the Senior Secured Credit Facilities contain certain covenants that limit our ability to incur additional indebtedness and guarantee indebtedness, create liens, engage in mergers or acquisitions, sell, transfer or otherwise dispose of assets, pay dividends and distributions or repurchase capital stock, prepay certain indebtedness and make investments, loans and advances. We were in compliance with these non-financial covenants at December 31, 2023 and December 31, 2022.

(2) The Revolving Facility contains a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 6.75. The financial covenant applies only if the aggregate principal amount of borrowings under the Revolving Facility and certain outstanding letters of credit exceeds 35% of the total amount of commitments under the Revolving Facility on the last day of any fiscal quarter. The financial covenant did not apply at December 31, 2023 and December 31, 2022.

Senior Secured Credit Facilities

On February 8, 2019, the Company entered into a credit agreement governing its Senior Secured Credit Facilities (the "Senior Secured Credit Facilities"). Subsequently, the credit agreement has been amended several times. Currently, the Senior Secured Credit Facilities consist of a senior secured term loan facility and a senior secured revolving credit facility. Our senior secured term loan facility includes a senior secured term loan with a maturity date of February 8, 2026 ("2026 Term Loan"), and a senior secured term loan with a maturity date of January 18, 2029 ("2029 Term Loan"). Our senior secured revolving credit facility has a maturity date of September 11, 2025.

Borrowings under the Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a Secured Overnight Financing Rate ("SOFR") or LIBOR for the interest period relevant to such borrowing, subject to interest rate floors, and secured by substantially all of the Company’s assets.

On January 18, 2022, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility, to establish Incremental Term Loans, or the 2029 Term Loan, in an aggregate principal amount of $460 million with a maturity date of January 18, 2029. Initial debt issuance costs of $7.4 million related to the 2029 Term Loan were recorded as a reduction of the carrying amount of the term loan and is amortized over its contractual term. We used the proceeds from the 2029 Term Loans to redeem our then-outstanding 6.875% Senior Secured Notes. As a result of the redemption, we recorded a loss on debt extinguishment of $23.0 million as the difference between the settlement payments of $436.3 million and the carrying amount of the debt of $413.3 million, including unamortized debt issuance costs of $6.7 million. The loss was recorded within "Non-operating income (expense)-net" for the year ended December 31, 2022.

(Tabular dollar amounts, except share data and per share data, in millions)

During the second quarter of 2023, we modified agreements governing our Senior Secured Credit Facility and interest rate swaps to complete the transition of reference rate from LIBOR to SOFR. We utilized the expedients set forth in ASC Topic 848, including those relating to derivative instruments used in hedging relationships. This transition did not result in a financial impact to our consolidated financial statements.

On July 25, 2023, we amended our credit agreement dated February 8, 2019, specifically related to the 2026 Term Loan, to reduce the applicable margin by 0.25% overall, resulting in a margin spread of SOFR plus 3.00% per annum.

On July 31, 2023, the applicable margin for our term loan debt, including the 2026 Term Loan and the 2029 Term Loan, was reduced by 0.25% in connection with the upgrade of our corporate family credit rating.

Other details of the Senior Secured Credit Facilities:

- For the 2029 Term Loan, beginning June 30, 2022, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on January 18, 2029. The 2029 Term Loan bears interest at a rate per annum equal to 300 and 325 basis points over a SOFR rate for the interest period at December 31, 2023 and December 31, 2022, respectively. The interest rates associated with the outstanding balance of the 2029 Term Loan at December 31, 2023 and December 31, 2022 were 8.355% and 7.573%, respectively.

- For the 2026 Term Loan, beginning June 30, 2020, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. The 2026 Term Loan bears interest at a rate per annum equal to 285 basis points over a SOFR rate, inclusive of the SOFR credit spread adjustment, at December 31, 2023 and 325 basis points over the LIBOR rate at December 31, 2022. The interest rates associated with the outstanding balances of the 2026 Term Loan at December 31, 2023 and December 31, 2022 were 8.205% and 7.639%, respectively.

- Borrowings under the Revolving Facility bear interest at a rate per annum equal to 310 basis points over a SOFR rate, inclusive of the SOFR credit spread adjustment, at December 31, 2023, and 300 basis points over the LIBOR rate at December 31, 2022. The aggregate amount available under the Revolving Facility is $850 million. The available borrowings under the Revolving Facility at December 31, 2023 and December 31, 2022 were $825 million and $799.7 million, respectively. The interest rates associated with the outstanding balances of the Revolving Facility at December 31, 2023 and December 31, 2022 were 8.462% and 7.574%, respectively. Initial debt issuance costs related to the Revolving Facility were included in "Other non-current assets" on the consolidated balance sheet and are amortized over the term of the Revolving Facility.

Senior Notes

5.000% Senior unsecured notes

On December 20, 2021, we issued $460 million in aggregate principal amount of 5.000% Senior Unsecured Notes due December 15, 2029. The proceeds from the issuance of Senior Unsecured Notes and cash on hand were used to fund the full redemption of the then-existing $450 million in aggregate principal amount of our 10.250% Senior Unsecured Notes due 2027, inclusive of an early redemption premium of $29.5 million, accrued interest and other fees and expenses. As a result of the redemption, we recorded a loss on debt extinguishment of $42.0 million within “Non-operating income (expense)-net” for the year ended December 31, 2021. Initial debt issuance costs of $6.9 million related to the 5.000% Senior Unsecured Notes were recorded as a reduction of the carrying amount of the notes and is amortized over the contractual term of the notes.

(Tabular dollar amounts, except share data and per share data, in millions)

The table below sets forth the scheduled maturities and interest payments for our total debt outstanding as of December 31, 2023, adjusted for the changes to our term loans on January 29, 2024 (see Note 21):

	2024	2025	2026	2027	2028	Thereafter	Total
Debt principal outstanding as of December 31, 2023	$ 23.3	$ 31.0	$ 31.0	$ 31.0	$ 31.1	$ 3,441.2	$ 3,588.6
Interest associated with debt outstanding as of December 31, 2023	276.3	273.7	271.2	268.7	266.1	34.6	1,390.6
Total debt and interest	$ 299.6	$ 304.7	$ 302.2	$ 299.7	$ 297.2	$ 3,475.8	$ 4,979.2

Other

We were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties totaling $10.2 million at December 31, 2023 and $11.8 million at December 31, 2022.

We entered into interest rate swaps and cross currency interest rate swaps, with various maturity dates, in order to manage the impact of interest rate changes. As of December 31, 2023, we had interest rate swap contracts and cross-currency interest rate contracts with an aggregate notional amount of $2,750 million and $375 million, respectively. As of December 31, 2022, we had interest rate swap contracts and cross-currency interest rate contracts with an aggregate notional amount of $1,250 million and $375 million, respectively. See Note 14 for more detailed discussion.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 7 -- Accounts Receivable Securitization Facility

In September 2022, the Company entered into a three-year revolving securitization facility agreement to transfer customer receivables of one of our U.S. subsidiaries (“Originator”) through our bankruptcy-remote subsidiary (“SPE”) to a third-party financial institution (“Purchaser”) on a recurring basis in exchange for cash equal to the gross receivables transferred. The facility had initial monthly drawing limits ranging from $160 million to $215 million, and was subsequently modified to $170 million to $215 million in December 2022. In October 2023, the monthly drawing limit was modified to $215 million. Transfers of our U.S. accounts receivable from the SPE to the Purchaser are accounted for as a sale of financial assets, and the accounts receivable are derecognized from the consolidated financial statements, as the SPE transfers effective control and risk associated with the transferred accounts receivable. Other than collection and administrative responsibilities, the Company and related subsidiaries have no continuing involvement in the transferred accounts receivable. The accounts receivable, once sold, are no longer available to satisfy creditors of the Company or the related subsidiaries in the event of bankruptcy. These sales are transacted at the face value of the relevant accounts receivable. The future outstanding balance of trade receivables that will be sold is expected to vary based on the level of activity and other factors. The receivables sold are fully guaranteed by the SPE that also pledges further accounts receivable as collateral under this agreement. The Company controls and therefore consolidates the SPE in its consolidated financial statements.

The Company derecognized accounts receivable of $872.6 million and $491.7 million for the years ended December 31, 2023 and 2022, respectively. The Company collected $872.6 million and $491.7 million of accounts receivable sold under this agreement during the years ended December 31, 2023 and 2022, respectively. Unsold accounts receivable of $112.0 million and $123.5 million were pledged by the SPE as collateral to the Purchaser as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, recourse liability related to the receivables sold that has not been collected was immaterial.

Fees incurred for the facility, including fees for administrative responsibilities were $12.4 million and $3.8 million for the years ended December 31, 2023 and 2022, respectively, and were reflected within "Non-operating income (expense) – net” in the consolidated statements of operations and comprehensive income (loss).

Cash activity related to the facility is reflected in "Net cash provided by operating activities" in the consolidated statements of cash flows.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 8 — Leases

The right of use assets and lease liabilities related to operating leases included in our balance sheet are as follows:

	December 31, 2023	December 31, 2022
Right of use assets included in other non-current assets	$ 43.1	$ 53.1
Short-term operating lease liabilities included in other accrued and current liabilities	$ 15.0	$ 17.7
Long-term operating lease liabilities included in other non-current liabilities	33.8	43.9
Total operating lease liabilities	$ 48.8	$ 61.6

We recognized $4.5 million and $5.9 million for both right of use assets and lease liabilities related to new operating leases for the years ended December 31, 2023 and 2022, respectively.

The operating lease cost, supplemental cash flow and other information, and maturity analysis for leases is as follows:

	Year Ended December 31,		
	2023	2022	2021
Operating lease costs	$ 16.1	$ 21.4	$ 28.1
Variable lease costs	8.0	5.8	5.1
Short-term lease costs	1.0	1.3	1.6
Sublease income	(3.1)	(3.4)	(2.4)
Total lease costs	$ 22.0	$ 25.1	$ 32.4

We recorded an impairment charge of $2.6 million and $1.9 million for the years ended December 31, 2022 and 2021, respectively, primarily as a result of our decision to consolidate office facilities in the United States and certain international markets.

Cash paid for operating leases is included in operating cash flows and was $21.5 million, $30.2 million and $36.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We entered into three-year equipment finance lease agreements and recognized $16.3 million and $4.1 million right of use assets during the years ended December 31, 2023 and 2022, respectively, which were reported within "Property, plant and equipment" and depreciated on a straight-line basis over the lease term. We recognized short-term lease liabilities of $1.9 million and $4.1 million within "Other accrued and current liabilities" for the years ended December 31, 2023 and 2022, respectively, and long-term lease liabilities of $3.6 million within "Other Non-Current Liabilities" for the year ended December 31, 2023. Total payments of $14.9 million were made in 2023 for these equipment finance leases and included in financing cash flows. Remaining finance leases related to leased vehicles as of December 2023 and 2022 were immaterial.

(Tabular dollar amounts, except share data and per share data, in millions)

The maturity analysis for operating lease liabilities is as follows:

	December 31, 2023
2024	$ 17.3
2025	15.2
2026	11.6
2027	6.1
2028	2.7
Thereafter	1.1
Undiscounted cash flows	54.0
Less imputed interest	5.2
Total operating lease liabilities	$ 48.8

Other supplemental information on remaining lease term and discount rate is as follows:

	December 31,	
	2023	2022
Weighted average remaining lease term (in years)	3.6	4.1
Weighted average discount rate	5.5 %	5.1 %

Note 9 -- Contingencies

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, such as claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting, and employment claims made by our current or former employees, some of which include claims for punitive or exemplary damages. Our ordinary course litigation may also include class action lawsuits, which make allegations related to various aspects of our business. From time to time, we are also subject to regulatory investigations or other proceedings by state and federal regulatory authorities as well as authorities outside of the U.S., some of which take the form of civil investigative demands or subpoenas. Some of these regulatory inquiries may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believe that none of these actions depart from customary litigation or regulatory inquiries incidental to our business.

We review lawsuits and other legal and regulatory matters (collectively "legal proceedings") on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending cases is generally not yet determinable.

While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities, strategic relationships and financing transactions, the Company indemnifies other parties, including clients, lessors and parties to other transactions with the Company, with respect to certain matters. We have agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has also entered into indemnity obligations with its officers and directors.

(Tabular dollar amounts, except share data and per share data, in millions)

Right of Publicity Class Actions

DeBose v. Dun & Bradstreet Holdings, Inc., No. 2:22-cv-00209-ES-CLW (D.N.J.)

On January 17, 2022, Plaintiff Rashad DeBose filed a Class Action Complaint against the Company, alleging that the Company used the purported class members' names and personas to promote paid subscriptions to the Company's Hoovers product website without consent, in violation of the Ohio right of publicity statute and Ohio common law prohibiting misappropriation of a name or likeness. On March 30, 2022, the Company filed a motion to dismiss the Complaint. The motion was briefed, and in November 2022 the Court requested supplemental briefing. Supplemental briefing was completed in January 2023. The Court has not yet set a date for oral argument. Discovery is ongoing.

In accordance with ASC 450 Contingencies, as the Company is continuing to investigate the claims and is still evaluating defenses, we therefore have no basis to determine that a loss in connection with this matter is probable, reasonably possible or estimable, and thus no reserve has been established nor has a range of loss been disclosed.

Batis v. Dun & Bradstreet Holdings, Inc., No. 4:22-cv-01924-AGT (N.D.Cal.)

On March 25, 2022, Plaintiff Odette R. Batis filed a Class Action Complaint against the Company, alleging that the Company used the purported class members' names and personas to promote paid subscriptions to the Company's Hoovers product website without consent, in violation of the California right of publicity statute, California common law prohibiting misappropriation of a name or likeness and California's Unfair Competition Law. On June 30, 2022, the Company filed a motion to dismiss the Complaint pursuant to California's anti-SLAPP statute. On February 10, 2023, the District Court denied the motion to dismiss. The decision was subject to an automatic right of appeal, and the Company has appealed the matter to the Ninth Circuit. On January 18, 2024, the Ninth Circuit affirmed the district court's determination that the anti-SLAPP statute does not apply. On February 1, 2024, D&B filed a petition for rehearing or rehearing en banc seeking to vacate the Ninth Circuit ruling. Subsequently, on February 15, 2024, the Ninth Circuit issued an order stating that the petition will be held in abeyance pending the resolution of en banc rehearing of another similar case pending before the Ninth Circuit, *Martinez v. ZoomInfo Technologies, Inc*.

In accordance with ASC 450 Contingencies, as the Company is continuing to investigate the claims and is still evaluating defenses, we therefore have no basis to determine that a loss in connection with this matter is probable, reasonably possible or estimable, and thus no reserve has been established nor has a range of loss been disclosed.

Note 10 -- Income Taxes

Income (loss) before provision for income taxes consisted of:

	Year Ended December 31,		
	2023	2022	2021
U.S.	$ (360.7)	$ (266.6)	$ (266.0)
Non-U.S	279.6	239.4	220.8
Income (loss) before provision for income taxes and equity in net income of affiliates	$ (81.1)	$ (27.2)	$ (45.2)

(Tabular dollar amounts, except share data and per share data, in millions)

	Year Ended December 31,		
	2023	2022	2021
Current tax provision:			
U.S. Federal	$ 29.2	$ 62.8	$ 56.9
State and local	10.1	11.8	13.8
Non-U.S.	58.4	49.3	40.1
Total current tax provision	$ 97.7	$ 123.9	$ 110.8
Deferred tax provision:			
U.S. Federal	$ (99.9)	$ (94.1)	$ (92.6)
State and local	(14.9)	(42.8)	15.1
Non-U.S.	(17.1)	(15.8)	(9.9)
Total deferred tax provision	$ (131.9)	$ (152.7)	$ (87.4)
Provision (benefit) for income taxes	$ (34.2)	$ (28.8)	$ 23.4

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes:

	Year Ended December 31,		
	2023	2022	2021
Statutory tax rate	21.0 %	21.0 %	21.0 %
State and local taxes, net of U.S. Federal tax benefits (1)	8.5	123.2	(58.0)
Nondeductible charges (2)	(13.5)	(34.0)	(5.3)
U.S. taxes on foreign income	(5.2)	(11.3)	(9.5)
Non-U.S. taxes (3)	25.6	65.7	23.2
Valuation allowance	(1.0)	(2.4)	(2.9)
Interest	(1.0)	(0.5)	0.5
Tax credits and deductions	21.9	32.6	30.4
Tax contingencies related to uncertain tax positions	1.7	(4.4)	0.7
GILTI tax (4)	(18.1)	(80.9)	(51.6)
Other	2.3	(3.0)	(0.3)
Effective tax rate	42.2 %	106.0 %	(51.8)%

(1) Primarily related to the impact of state apportionment changes in each year. The impact for 2021 also reflects the state apportionment changes to our net U.S. deferred taxes as a result of the relocation of our corporate headquarters.

(2) The impact for 2023, 2022 and 2021 reflects non-deductible compensation costs.

(3) For the year ended December 31, 2023, the impact was primarily due to higher non-U.S. pre-tax income. For the year ended December 31, 2022, the impact was primarily the effect of lower consolidated pre-tax loss, compared to the prior year.

(4) Primarily due to a reduction to the Global intangible low-taxed income ("GILTI") inclusion in the U.S. due to an election allowing for the exclusion of certain income.

Income taxes paid were $101.8 million, $143.8 million and $81.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Income taxes refunded were $1.6 million, $4.0 million and $69.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(Tabular dollar amounts, except share data and per share data, in millions)

Deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2023	2022
Deferred tax assets:		
Operating losses	$ 69.7	$ 62.3
Interest expense carryforward	183.3	153.5
Bad debts	6.5	5.1
Accrued expenses	12.9	9.5
Capital loss and credit carryforwards	13.6	15.4
Pension and postretirement benefits	28.5	33.9
Foreign exchange	1.9	9.0
ASC 842 - Lease liability	10.2	16.0
Equity Compensation	11.6	10.5
Other	5.4	9.3
Total deferred tax assets	$ 343.6	$ 324.5
Valuation allowance	(39.2)	(37.0)
Net deferred tax assets	$ 304.4	$ 287.5
Deferred tax liabilities:		
Intangibles	$ (1,109.0)	$ (1,230.8)
Commission Assets	(39.2)	(35.6)
Fixed assets	(14.7)	(12.5)
ASC 842 - ROU asset	(9.8)	(15.1)
Other	(1.8)	(1.2)
Total deferred tax liabilities	$ (1,174.5)	$ (1,295.2)
Net deferred tax (liabilities) assets	$ (870.1)	$ (1,007.7)

As a result of the enactment of the 2017 Tax Cuts and Jobs Act, we no longer assert indefinite reinvestment for any historical unrepatriated earnings through December 31, 2017. We intend to reinvest indefinitely all earnings from our China and India subsidiaries earned after December 31, 2017 and therefore have not provided for deferred income and foreign withholding taxes related to these jurisdictions.

We have federal, state and local, and foreign tax loss carryforwards, the tax effect of which was $69.7 million as of December 31, 2023. Of the $69.7 million, $50.5 million have an indefinite carry-forward period with the remainder of $19.2 million expiring at various times between 2024 and 2043. Additionally, we have non-U.S. capital loss carryforwards. The associated tax effect was $12.6 million and $11.9 million as of December 31, 2023 and 2022, respectively.

We have established valuation allowances against certain U.S. state and non-U.S. net operating losses and capital loss carryforwards in the amounts of $39.2 million and $36.5 million as of December 31, 2023 and 2022, respectively. In our opinion, certain U.S. state and non-U.S. net operating losses and capital loss carryforwards are more likely than not to expire before we can utilize them.

We or one of our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the Internal Revenue Service (“IRS”) for years prior to 2019. In state and local jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2019. In foreign jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2016.

(Tabular dollar amounts, except share data and per share data, in millions)

The following is a reconciliation of the gross unrecognized tax benefits:

Gross unrecognized tax benefits as of December 31, 2020	$	18.9
Additions for current year's tax positions		0.5
Increase in prior years' tax positions		0.6
Settlements with taxing authority		(0.4)
Reduction due to expired statute of limitations [(1)]		(1.0)
Gross unrecognized tax benefits as of December 31, 2021	$	18.6
Additions for current year's tax positions		1.0
Increase in prior years' tax positions		0.4
Settlements with taxing authority		(0.3)
Reduction due to expired statute of limitations [(2)]		(0.8)
Gross unrecognized tax benefits as of December 31, 2022	$	18.9
Additions for current year's tax positions		0.5
Increase in prior years' tax positions		0.2
Reduction due to expired statute of limitations [(3)]		(2.2)
Gross unrecognized tax benefits as of December 31, 2023	$	17.4

(1) The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2017 tax year.

(2) The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2018 tax year.

(3) The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2019 tax year.

The amount of gross unrecognized tax benefits of $17.4 million that, if recognized, would impact the effective tax rate is $16.7 million, net of tax benefits.

We recognize accrued interest expense related to unrecognized tax benefits in the Provision (Benefit) for Income Taxes line in the consolidated statement of operations and comprehensive income (loss). The total amount of interest expense, net of tax benefits, recognized for the years ended December 31, 2023, 2022 and 2021 was $1.5 million $0.8 million and $0.8 million, respectively. The total amount of accrued interest, net of tax benefits, as of December 31, 2023 and 2022 was $3.1 million and $1.8 million, respectively.

Note 11 -- Pension and Postretirement Benefits

Through June 30, 2007, we offered coverage to substantially all of our U.S. based employees under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). Prior to that time, the U.S. Qualified Plan covered active and retired employees. The benefits to be paid upon retirement were based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and years of service. Amounts allocated under the U.S. Qualified Plan receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and are funded in accordance with the Internal Revenue Code.

Effective June 30, 2007, we amended the U.S. Qualified Plan. Any pension benefit that had been accrued through such date under the plan was "frozen" at its then current value and no additional benefits, other than interest on such amounts, is accrued under the U.S. Qualified Plan.

Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

Prior to January 1, 2019, we also provided various health care benefits for eligible retirees. Postretirement benefit costs and obligations are determined actuarially. Effective January 1, 2019, the pre-65 health plan was terminated and the post-65 health plan is closed to new participants.

Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

(Tabular dollar amounts, except share data and per share data, in millions)

Benefit Obligation and Plan Assets

The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also presents the line items in the consolidated balance sheet where the related assets and liabilities are recorded:

	Pension plans		Postretirement benefit obligations	
	Year Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Change in benefit obligation:				
Benefit obligation at beginning of year	$ (1,400.4)	$ (1,832.4)	$ (1.0)	$ (1.3)
Service cost	(1.6)	(3.0)	—	—
Interest cost	(64.6)	(35.2)	—	—
Benefits paid	93.2	91.2	0.2	0.2
Plan amendment	0.5	0.2	—	—
Settlement	0.1	8.4	—	—
Plan participants' contributions	(0.9)	(0.9)	—	—
Actuarial (loss) gain	(28.9)	337.3	—	0.1
Effect of changes in foreign currency exchange rates	(14.9)	34.0	—	—
Benefit obligation at end of year	$ (1,417.5)	$ (1,400.4)	$ (0.8)	$ (1.0)
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,250.2	$ 1,696.4	$ —	$ —
Actual return on plan assets	106.2	(323.8)	—	—
Employer contributions	6.7	7.0	0.2	0.2
Plan participants' contributions	0.9	0.9	—	—
Benefits paid	(93.2)	(91.2)	(0.2)	(0.2)
Settlement	(0.1)	(8.4)	—	—
Effect of changes in foreign currency exchange rates	12.0	(30.7)	—	—
Fair value of plan assets at end of year	$ 1,282.7	$ 1,250.2	$ —	$ —
Net funded status of plan	$ (134.8)	$ (150.2)	$ (0.8)	$ (1.0)

	Pension plans		Postretirement benefit obligations	
	December 31,		December 31,	
	2023	2022	2023	2022
Amounts recorded in the consolidated balance sheets:				
Prepaid pension assets [1]	$ 5.6	$ 4.0	$ —	$ —
Short-term pension and postretirement benefits [2]	(1.4)	(1.4)	(0.1)	(0.2)
Long-term pension and postretirement benefits [3]	(139.0)	(152.8)	(0.7)	(0.8)
Net amount recognized	$ (134.8)	$ (150.2)	$ (0.8)	$ (1.0)
Accumulated benefit obligation	$ 1,410.9	$ 1,393.4	N/A	N/A
Amount recognized in accumulated other comprehensive loss consists of:				
Actuarial loss (gain)	$ 82.3	$ 76.3	$ (0.1)	$ (0.1)
Prior service cost (credit)	(0.6)	(0.1)	(1.3)	(1.7)
Total amount recognized - pretax	$ 81.7	$ 76.2	$ (1.4)	$ (1.8)

(Tabular dollar amounts, except share data and per share data, in millions)

(1) Included within other non-current assets in the consolidated balance sheet.
(2) Included within accrued payroll in the consolidated balance sheet.
(3) Included within long-term pension and postretirement benefits in the consolidated balance sheet.

The above actuarial loss (gain) and prior service cost and credit represent the cumulative effect of demographic, investment experience and plan amendment, as well as assumption changes that have been made in measuring the plans' liabilities.

In addition, we provide retirement benefits to certain former executives. At December 31, 2023 and 2022, the associated obligations were $4.5 million and $5.1 million, respectively, of which $4.1 million and $4.5 million, respectively, were also reflected within "Long-term pension and postretirement benefits."

The actuarial gain or loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization period for the U.S. Qualified Plan is 20 years, and four to 31 years for the non-U.S. plans. For our U.S. Qualified Plan and for certain of our non-U.S. plans, the amortization periods are the average life expectancy of all plan participants. This is as a result of almost all plan participants being deemed inactive.

For the year ended December 31, 2023, significant changes in the pension projected benefit obligation include an actuarial loss of $28.9 million of which approximately $33 million and $6 million was attributable to the change in discount rates and actuarial experience losses, respectively, partially offset by a gain of approximately $5 million due to the updates to the annuity conversion assumptions for cash balance accounts for our U.S. plan and approximately $5 million primarily related to mortality assumptions.

For the year ended December 31, 2022, significant changes in the pension projected benefit obligation include an actuarial gain of $337.3 million of which approximately $415 million and $10 million was attributable to the change in discount rates and mortality assumptions, respectively, partially offset by loss of approximately $50 million due to the updates to the assumed cash balance conversion interest rates for our U.S. plan and approximately $38 million primarily related to actuarial experience losses.

Underfunded or Unfunded Accumulated Benefit Obligations

At December 31, 2023 and December 31, 2022, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation were as follows:

	December 31,	
	2023	2022
Accumulated benefit obligation	$ 1,391.7	$ 1,375.3
Fair value of plan assets	1,257.9	1,227.5
Unfunded accumulated benefit obligation	$ 133.8	$ 147.8
Projected benefit obligation	$ 1,398.2	$ 1,381.7

The underfunded or unfunded accumulated benefit obligations at December 31, 2023 consisted of $67.7 million and $66.1 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.

The underfunded or unfunded accumulated benefit obligations at December 31, 2022 consisted of $99.0 million and $48.8 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.

The decrease of $14.0 million for the underfunded or unfunded accumulated benefit obligations at December 31, 2023 was primarily due to higher plan assets at December 31, 2023.

(Tabular dollar amounts, except share data and per share data, in millions)

Net Periodic Pension Cost

The following table sets forth the components of the net periodic cost (income) associated with our pension plans and our postretirement benefit obligations:

	Pension plans			Postretirement benefit obligations		
	Year Ended December 31,			Year Ended December 31,		
	2023	2022	2021	2023	2022	2021
Components of net periodic cost (income):						
Service cost	$ 1.6	$ 3.0	$ 5.2	$ —	$ —	$ —
Interest cost	64.6	35.2	27.4	—	—	—
Expected return on plan assets	(80.1)	(79.2)	(83.0)	—	—	—
Amortization of prior service cost (credit)	—	—	—	(0.4)	(0.4)	(0.4)
Amortization of actuarial loss (gain)	(2.4)	0.1	2.3	—	—	—
Net periodic cost (income)	$ (16.3)	$ (40.9)	$ (48.1)	$ (0.4)	$ (0.4)	$ (0.4)

We also incurred settlement charges of $2.1 million for the year ended December 31, 2022.

The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income (Loss):

	Pension plans			Postretirement benefit obligations		
	Year Ended December 31,			Year Ended December 31,		
	2023	2022	2021	2023	2022	2021
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)						
Actuarial (loss) gain arising during the year, before tax benefit (expense) of $1.1, $15.6 and $(38.3) for the years ended December 31, 2023, 2022 and 2021, respectively.	$ (3.6)	$ (61.9)	$ 145.1	$ —	$ 0.2	$ 0.1
Prior service credit (cost) arising during the year, before tax benefit (expense) of $(0.2), less than $0.1 and $(0.1) for the years ended December 31, 2023, 2022 and 2021, respectively	$ 0.5	$ 0.2	$ 0.3	$ —	$ (0.1)	$ —
Less:						
Amortization of actuarial (loss) gain, before tax benefit (expense) of $(0.7), less than $0.1 and $0.6 for the years ended December 31, 2023, 2022 and 2021, respectively.	$ 2.4	$ (0.1)	$ (2.3)	$ —	$ —	$ —
Amortization of prior service (cost) credit, before tax benefit (expense) of $(0.1), $(0.1) and less than $(0.1) for the years ended December 31, 2023, 2022 and 2021, respectively.	$ —	$ —	$ —	$ 0.4	$ 0.4	$ 0.4

We apply the long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost.

(Tabular dollar amounts, except share data and per share data, in millions)

Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are amortized.

Assumptions

The following table sets forth the significant weighted-average assumptions we used to determine the projected benefit obligation and the periodic benefit cost:

	Pension plans			Postretirement benefit obligations		
	Year Ended December 31,			Year Ended December 31,		
	2023	2022	2021	2023	2022	2021
Discount rate for determining projected benefit obligation at December 31	4.57 %	4.83 %	2.38 %	4.81 %	4.70 %	1.80 %
Discount rate in effect for determining service cost	3.82 %	1.64 %	1.89 %	N/A	N/A	N/A
Discount rate in effect for determining interest cost	4.76 %	2.05 %	1.47 %	4.71 %	2.00 %	1.20 %
Weighted average expected long-term return on plan assets	5.60 %	5.32 %	5.70 %	N/A	N/A	N/A
Rate of compensation increase for determining projected benefit obligation at December 31	2.87 %	2.89 %	2.88 %	N/A	N/A	N/A
Rate of compensation increase for determining net pension cost	2.97 %	2.81 %	3.04 %	N/A	N/A	N/A
Interest credit rates for cash balance (1)	4.45% / 4.02%	4.45% / 3.94%	4.45% / 3.00%	N/A	N/A	N/A

(1) For our U.S. Qualified plan, interest for benefits accrued prior to January 1, 1997 is based on 30-year Treasury yield with a guaranteed minimum rate of 3.00% for accruals prior to January 1, 1997 and 4.45% for accruals after January 1, 1997. The resulting assumed interest rate for accruals prior to January 1, 1997 is 4.02% for December 31, 2023, 3.94% for December 31, 2022 and 3.00% for December 31, 2021. The resulting assumed interest rate for accruals after January 1, 1997 is 4.45%.

The expected long-term rate of return assumption was 5.40%, 5.50% and 6.00% for 2023, 2022 and 2021, respectively, for the U.S. Qualified Plan, our principal pension plan. This assumption is based on the plan's target asset allocation. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

We use discount rates to measure the present value of pension plan obligations and postretirement health care obligations at year-end, as well as, to calculate next year's pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above. We measure service and interest costs by applying the specific spot rates along that yield curve to the plans' liability cash flows ("Spot Rate Approach"). We believe the approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.

For the mortality assumption we used PRI 2012 mortality table ("PRI-2012") for our U.S. plans at December 31, 2023 and 2022, together with mortality improvement projection scales MP-2021. The mortality improvement projection scale was adjusted for COVID-19 factors for the remeasurement as of December 31, 2023 and 2022.

Plan Assets (U.S. Qualified Plan and non-U.S. pension plans)

The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use plan asset returns to help finance pension obligations, thus improving our plan's funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements.

We define our primary risk concern to be the plan's funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the plan's objectives. However, we monitor and ensure that the investment strategies we employ make reasonable efforts to maximize returns while controlling for risk parameters.

Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment strategy level by requiring underlying managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted.

The plan assets are primarily invested in funds offered and managed by Aon Investment USA, Inc.

Our plan assets are currently invested mainly in funds overseen by our delegated manager using manager of manager funds which are a combination of both active and passive (indexed) investment strategies. The plan's return seeking assets include equity securities that are diversified across U.S. and non-U.S. stocks, including emerging market equities, in order to further reduce risk at the total plan level. Additional diversification in return seeking assets is achieved by using multi-asset credit, private credit, real estate and hedge fund of funds strategies.

A portion of the plan assets are invested in a liability hedging portfolio to reduce funded status volatility and reduce overall risk for the plan. The portfolio uses manager of manager funds that are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations.

We have formally identified the primary objective for each asset class within our plan. U.S. equities are held for their long-term capital appreciation and dividend income, which is expected to exceed the rate of inflation. Non-U.S. equities are held for their long-term capital appreciation, as well as diversification relative to U.S. equities and other asset classes. Multi-asset credit, private credit, real estate and hedge fund of funds further diversifies the return-seeking assets with reduced correlation due to different return expectations and flows. These diversifying asset classes also provide a hedge against unexpected inflation. Liability hedging assets are held to reduce overall plan volatility and as a source of current income. Additionally, they are designed to provide a hedge relative to the interest rate sensitivity of the plan's liabilities. Cash is held only to meet liquidity requirements.

Investment Valuation

Our pension plan assets are measured at fair value in accordance with ASC 820, "Fair Value Measurement and Disclosures." ASC 820 defines fair value and establishes a framework for measuring fair value under current accounting pronouncements. See Note 2 to our consolidated financial statements for further detail on fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

A financial instrument's level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Aon Collective Trust Investment Funds

Aon Collective Investment Trust ("CIT") Funds are offered under the Aon CITs and their units are valued at the reported Net Asset Value ("NAV"). Some Funds are within Level 1 of the valuation hierarchy as the NAV is determined and published

(Tabular dollar amounts, except share data and per share data, in millions)

daily and are the basis for current transactions, while other Funds do not publish a daily NAV, therefore, are excluded from the fair value hierarchy.

- Equity funds' investment objectives are to achieve long-term growth of capital by investing diversified portfolio of primarily U.S. and non-U.S. equity securities and approximate as closely as practicable the total return of the S&P 500 and global stock indices.
- Fixed income funds' investment objectives are to seek current income and capital appreciation by investing in a diversified portfolio of domestic and foreign debt securities, government obligations and bond funds with various durations.
- Real estate funds' investment objective is to achieve a return by investing primarily in securities of U.S. and foreign real estate investment trusts, real estate operating companies and other companies that principally engaged in the real estate industry or derive at least 50% of their revenues or earnings owning, operating, developing and /or managing real estate.

Aon Alternative Investment Funds

These investments are valued at the reported NAV; however, these investments do not publish a daily NAV, therefore, are excluded from the fair value hierarchy.

The Aon Private Credit Opportunities Fund is established as a fund-of-funds for investors seeking exposure to a diversified portfolio of private credit investments by allocating to a select pool of United States and European-based private credit funds.

The Aon Liquid Alternatives Fund LTD Class A seeks to generate consistent long-term capital appreciation, it is also concerned with preservation of capital. The Fund diversifies its holdings among a number of Managers that collectively implement a range of alternative investment strategies.

The Aon Opportunistic Alternatives SP Shareholder Summary Class A's investment objective is to generate attractive returns over a full market cycle by investing in a range of alternative investment opportunities with sources of return that have a low correlation to the broader financial markets, while also seeking to preserve capital under the direction of the Investment Manager.

The Aon Opportunistic Credit Portfolio SP is a segregated portfolio of Aon Alternatives Fund SPC, a Cayman Islands exempted company registered as a segregated portfolio company. The Portfolio's investment objective is to seek to generate attractive returns by investing in a range of credit opportunities.

Short-Term Investment Funds ("STIF")

These investments include cash, bank notes, corporate notes, government bills and various short-term debt instruments. The investment objective is to provide safety of principal and daily liquidity by investing in high quality money market instruments. They are valued at the reported NAV and within Level 1 of the valuation hierarchy as the NAV is determined and published daily, and are the basis for current transactions of the units based on the published NAV.

The Venture Capital Fund

The Fund is structured as a conventional, private venture capital firm. The Fund will target investments that are in early-stage technology companies. The Fund expects to invest in seed stage development companies, principally in the software and technology-enabled businesses sector. It is classified as other investments measured at the NAV and is excluded from the fair value hierarchy.

The U.S. Qualified Plan has an additional unfunded commitment of $0.1 million to the Venture Capital Fund at December 31, 2022, and $21.3 million and $24.8 million to the Aon Private Credit Opportunities Fund I, Aon Private Credit Opportunities Fund II and Aon Opportunistic Credit Fund at December 31, 2023 and 2022, respectively.

There were no transfers among the levels of the fair value hierarchy during the years ended December 31, 2023 and 2022.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with

(Tabular dollar amounts, except share data and per share data, in millions)

other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2023:

Asset category	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Short-term investment funds	$ 23.4	$ —	$ —	$ 23.4
Aon Collective Investment Trust Funds:				
Equity funds	$ 222.3	$ —	$ —	$ 222.3
Fixed income funds	622.7	—	—	622.7
Real estate funds	3.3	—	—	3.3
Total Aon Collective Investment Trust Funds	$ 848.3	$ —	$ —	$ 848.3
Total	$ 871.7	$ —	$ —	$ 871.7
Other Investments Measured at Net Asset Value				
Aon Collective Investment Trust Funds				$ 92.4
Aon Alternative Investment Funds:				
Fixed income funds				$ 76.3
Venture Capital Fund				6.6
Other Non-U.S. commingled equity and fixed income				235.7
Total other investments measured at net asset value				$ 318.6
Total investments at fair value				$ 1,282.7

(Tabular dollar amounts, except share data and per share data, in millions)

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2022:

Asset category	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Short-term investment funds	$ 9.1	$ —	$ —	$ 9.1
Aon Collective Investment Trust Funds:				
Equity funds	$ 192.6	$ —	$ —	$ 192.6
Fixed income funds	591.0	—	—	591.0
Real estate funds	3.0	—	—	3.0
Total Aon Collective Investment Trust Funds	$ 786.6	$ —	$ —	$ 786.6
Total	$ 795.7	$ —	$ —	$ 795.7
Other Investments Measured at Net Asset Value				
Aon Collective Investment Trust Funds				$ 123.4
Aon Alternative Investment Funds:				
Fixed income funds				$ 99.8
Venture Capital Fund				7.0
Other Non-U.S. commingled equity and fixed income				224.3
Total other investments measured at net asset value				$ 331.1
Total investments at fair value				$ 1,250.2

Allocations

We employ a total return investment approach in which a mix of equity, debt and alternative (e.g., real estate) investments is used to achieve a competitive long-term rate of return on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 37% return-seeking assets (range of 25% to 45%) and 63% liability-hedging assets (range of 55% to 75%).

The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset allocations		Target asset allocations	
	December 31,		December 31,	
	2023	2022	2023	2022
Return-seeking assets	36 %	43 %	37 %	37 %
Liability-hedging assets	64 %	57 %	63 %	63 %
Total	100 %	100 %	100 %	100 %

Contributions and Benefit Payments

We expect to contribute $6.7 million to our non-U.S. pension plans and $0.2 million to our postretirement benefit plan in 2024. We did not make a contribution in 2023 and are not required to make a contribution to the U.S. Qualified Plan in 2024 for

(Tabular dollar amounts, except share data and per share data, in millions)

the 2023 plan year based on the minimum funding requirements as defined in the Pension Protection Act of 2006 as amended. Final funding requirements for 2023 will be determined based on our January 2024 funding actuarial valuation.

The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2033. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions:

	Pension plans	Postretirement benefit plans
2024	$ 96.0	$ 0.2
2025	$ 98.0	$ 0.2
2026	$ 99.4	$ 0.1
2027	$ 101.3	$ 0.1
2028	$ 102.5	$ 0.1
2029 - 2033	$ 506.9	$ 0.1

401(k) Plan

We have a 401(k) Plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees with age 50 or older are allowed to contribute additional pre-tax "catch-up" contributions. In addition, the Company matches up to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations.

We had expense associated with our 401(k) Plan of $10.6 million, $10.7 million and $11.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 12 -- Stock Based Compensation

Under the Dun & Bradstreet 2020 Omnibus Incentive Plan (the "Plan"), we are authorized to issue up to 40,000,000 shares of the Company's common stock in the form of stock-based awards, such as, but not limited to, restricted stock, restricted stock units and stock options. As of December 31, 2023, a total of 17,762,314 shares of our common stock were available for future grants under the Plan.

The following table sets forth the components of our stock-based compensation and expected tax benefit related to the plans in effect during the respective year:

	Year Ended December 31,		
	2023	2022	2021
Stock-based compensation expense:			
Restricted stock and restricted stock units (1)	$ 69.6	$ 53.7	$ 18.7
Stock options	13.8	9.9	3.0
Incentive units (2)	—	2.4	11.6
Total compensation expense	$ 83.4	$ 66.0	$ 33.3
Expected tax benefit:			
Restricted stock and restricted stock units	$ 6.8	$ 6.8	$ 3.4
Stock options	0.6	0.5	0.2
Total compensation expense	$ 7.4	$ 7.3	$ 3.6

(1) Higher expense for restricted stock and restricted stock units in 2023 and 2022 compared to the respective prior year was primarily due to the additions of grants and the expense recognition associated with accelerated shares.

(2) Related to stock-based awards granted prior to the IPO.

Stock Options

We accounted for stock options based on grant date fair value. Service condition options were valued using the Black-Scholes valuation model. Market condition options were valued using a Monte Carlo valuation model.

On August 5, 2022, we granted to certain executives 4,914,868 stock options that contained both a service condition and a market condition. The stock options have a 10-year term and will vest ratably over three years, commencing on the first anniversary of the grant date. The executives must remain continuously employed through the latter of (1) the vesting periods or (2) the time when the market condition is met. The market condition, which impacts the exercisability of the stock options, requires that D&B's share price must exceed the grant date share price by 20% for 20 trading days in any 30-day trading window during the 10-year term of the award. As these awards contain a market condition, the fair value on the date of grant was calculated using a Monte Carlo simulation model.

The following weighted average assumptions were used for options granted:

	Year Ended December 31,		
	2023	**2022**	**2021**
Expected dividend yield [1]	N/A	1.29 %	N/A
Expected stock price volatility [2]	N/A	33 %	N/A
Risk-free interest rate [3]	N/A	2.77 %	N/A
Expected life of options (in years) [4]	N/A	4.5	N/A
Weighted average grant date fair value	N/A	$5.42	N/A

(1) For the 2022 grants, the expected dividend yield was based on our quarterly dividend divided by the three-month average stock price as of the grant date, annualized and continuously compounded.

(2) For 2022 grants, expected stock price volatility was calculated based 50% on D&B's historical volatility and 50% on the leverage-adjusted volatility of our peer companies.

(3) Risk free interest rate was based on the term-matched, zero-coupon risk-free rate from the Treasury Constant Maturity yield curve, continuously compounded.

(4) For the 2022 grants, the expected term was based on the midpoint between the time of hurdle achievement and the expiration date.

The following table summarizes the stock options activity for the year ended December 31, 2023:

	Stock options			
	Number of options	**Weighted-average exercise price**	**Weighted average remaining contractual term (in years)**	**Aggregate intrinsic value (in millions)**
Balances, January 1, 2023	11,094,868	$19.29	6.8	$—
Granted	—	$—		
Forfeited	(229,000)	$18.56		
Exercised	—	$—		
Balances, December 31, 2023	10,865,868	$19.31	5.7	$—
Expected to vest as of December 31, 2023	4,785,868	$15.89	8.5	$—
Exercisable as of December 31, 2023	6,080,000	$22.00	3.5	$—

There were 4,914,868 stock options granted during 2022. As of December 31, 2023, total unrecognized compensation cost related to stock options was $7.2 million, which was expected to be recognized over a weighted average period of 1.7 years.

No stock option were exercised for the years ended December 31, 2023, 2022 and 2021.

Restricted Stock and Restricted Stock Units

Restricted stock and restricted stock units are valued on the award grant date at the closing market price of our stock.

(Tabular dollar amounts, except share data and per share data, in millions)

The following table summarizes the restricted stock and restricted stock units activity for the year ended December 31, 2023:

	Restricted stock and Restricted stock units			
	Number of shares	Weighted-average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balances, January 1, 2023	7,007,683	$17.28	1.2	$85.9
Granted	5,000,399	$11.27		
Forfeited	(603,594)	$15.37		
Vested	(2,721,965)	$17.59		
Balances, December 31, 2023	8,682,523	$13.78	1.0	$101.6

The weighted average grant date fair value per share of restricted stock and restricted stock units granted for the years ended December 31, 2022 and 2021 were $16.18 and $21.37, respectively. As of December 31, 2023, total unrecognized compensation cost related to non-vested restricted stock and restricted stock units were $50.0 million, which are expected to be recognized over a weighted average period of 1.9 years.

The following table summarizes information relating to the vesting of restricted stock and restricted stock units:

	Year ended December 31,		
	2023	2022	2021
Fair value of shares vested	$ 30.9	$ 15.8	$ 6.8
Tax benefit realized upon vesting	$ 3.7	$ 2.4	$ 0.9

Employee Stock Purchase Plan ("ESPP")

Under the Dun & Bradstreet Holdings, Inc. Employee Stock Purchase Plan, eligible employees are allowed to voluntarily make after-tax contributions ranging from 3% to 15% of eligible earnings. The Company contributes varying matching amounts to employees, as specified in the plan document, after a one year holding period. We recorded the associated expense of $2.2 million, $2.9 million and $4.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 13 -- Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period.

In periods when we report net income, diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period plus the dilutive effect of our outstanding stock incentive awards. For periods when we report a net loss, diluted earnings per share is equal to basic earnings per share, as the impact of our outstanding stock incentive awards is considered to be antidilutive.

(Tabular dollar amounts, except share data and per share data, in millions)

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,		
	2023	2022	2021
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (47.0)	$ (2.3)	$ (71.7)
Weighted average number of shares outstanding-basic	430,495,779	429,106,164	428,666,791
Weighted average number of shares outstanding-diluted (1)	430,495,779	429,106,164	428,666,791
Earnings (loss) per share of common stock:			
Basic	$ (0.11)	$ (0.01)	$ (0.17)
Diluted	$ (0.11)	$ (0.01)	$ (0.17)

(1) The weighted average number of shares outstanding used in the computation of diluted earnings per share excludes the effect of potentially issuable common shares totaling 11,681,260 shares, 9,618,019 shares and 1,092,148 shares for the years ended December 31, 2023, 2022 and 2021, respectively. These potentially issuable common shares were not included in the calculation of diluted earnings per share because their effect would be anti-dilutive.

Below is a reconciliation of our common stock issued and outstanding:

	Common Shares	Treasury Shares (1)	Common Shares Outstanding
Shares as of December 31, 2020	423,418,131	(465,903)	422,952,228
Shares issued for the year ended December 31, 2021	9,177,810	260,357	9,438,167
Shares forfeited for the year ended December 31, 2021	(524,942)	(667,671)	(1,192,613)
Shares as of December 31, 2021	432,070,999	(873,217)	431,197,782
Shares issued for the year ended December 31, 2022	5,335,911	N/A	5,335,911
Shares forfeited for the year ended December 31, 2022 (2)	(802,463)	(13,703)	(816,166)
Shares as of December 31, 2022	436,604,447	(886,920)	435,717,527
Shares issued for the year ended December 31, 2023	4,507,883	N/A	4,507,883
Shares forfeited for the year ended December 31, 2023 (2)	(1,377,074)	N/A	(1,377,074)
Shares as of December 31, 2023	439,735,256	(886,920)	438,848,336

(1) Primarily related to the forfeiture of unvested incentive units granted prior to the IPO.

(2) Includes shares surrendered related to payroll tax withheld for the vested restricted shares.

The following dividends were declared by our Board of Directors and subsequently paid during the years ended December 31, 2023 and December 31, 2022:

	Dividends Per Share			
	Year ended December 31,			
	2023		2022 (1)	
	Declared	Paid	Declared	Paid
First Quarter	$ 0.05	$ 0.05	$ —	$ —
Second Quarter	0.05	0.05	—	—
Third Quarter	0.05	0.05	0.05	0.05
Fourth Quarter	0.05	0.05	0.05	0.05
Total	$ 0.20	$ 0.20	$ 0.10	$ 0.10

(1) Starting July 28, 2022, our Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock.

On February 8, 2024, the Board of Directors approved the declaration of a quarterly dividend of $0.05 per share of common stock, payable on March 21, 2024 to shareholders of record at the close of business on March 7, 2024. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.

Dividends accrued for restricted shares are contingent and payable upon vesting of the underlying restricted shares.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 14 -- Financial Instruments

The Company is exposed to global market risks, including risks from changes in foreign exchange rates and changes in interest rates. Accordingly, we use derivatives to manage the aforementioned financial exposures that occur in the normal course of business. We do not use derivatives for trading or speculative purposes. By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2023 and 2022, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures and by selection of reputable counterparties. Collateral is generally not required for these types of investments. See Note 2 for our financial instrument accounting policy.

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2023 and 2022, because we sell to a large number of clients in different geographical locations and industries.

Interest Rate Risk Management

Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet.

We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The purpose of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in OCI, net of tax, and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

On March 30, 2021, the Company entered into three-year interest rate swaps with an aggregate notional amount of $1,000 million, effective March 29, 2021 through March 27, 2024 ("2024 interest rate swaps"). For these swaps, the Company pays a fixed rate of 0.467% and receives the one-month LIBOR rate. Effective August 28, 2023, we amended these agreements. The amendments extend the maturity date to March 27, 2025. Under the amended agreements, the Company pays a fixed rate of 3.214% and receives the one-month SOFR rate. As a result of the amendment, the 2024 interest rate swaps were de-designated and the unrealized gain of $29.0 million included within accumulated other comprehensive income (loss) was frozen and will be systematically reclassified to earnings as a reduction to interest expense over the original term of the 2024 interest rate swaps. Additionally, the amended swaps had an aggregate fair value of $29.0 million at inception and will be ratably recorded to accumulated other comprehensive income (loss) and reclassified to earnings as an increase to interest expense over the term of the amended interest rate swaps. At the inception of the amended interest rate swaps, we performed quantitative effectiveness assessment and determined that the swaps qualified for cash flow hedge accounting. Changes in the fair value of the hedging instruments are recorded in OCI, net of tax, and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings. Additionally, we will perform quantitative tests to assess hedging effectiveness over the remaining life of the amended swaps.

On February 2, 2023, the Company entered into three-year interest rate swaps with an aggregate notional amount of $1,500 million, effective January 27, 2023 through February 8, 2026. For these swaps, the Company pays a fixed rate of 3.695% and receive the one-month LIBOR rate through June 27, 2023 and receive the one-month Term SOFR rate after June 27, 2023 for the remainder of the term.

On March 2, 2022, the Company entered into three-year interest rate swaps with an aggregate notional amount of $250 million, effective February 28, 2022 through February 27, 2025. For these swaps, the Company pays a fixed rate of 1.629% and receives the one-month Term SOFR rate.

During the second quarter of 2023, we modified our Senior Secured Credit Facility to complete the transition of reference rate from LIBOR to SOFR. As a result, our interest rate swap agreements which previously received one-month LIBOR interest were also modified to receive one-month SOFR interest. We utilized the expedients set forth in ASC Topic 848, including those relating to derivative instruments used in hedging relationships. This transition did not result in a financial impact to our consolidated financial statements.

(Tabular dollar amounts, except share data and per share data, in millions)

The following table summarizes our interest rate swaps as of December 31, 2023 and 2022:

Expiration date	Fixed rate	Notional amount	
		December 31, 2023	December 31, 2022
February 27, 2025	1.629%	$250	$250
March 27, 2025 (1)	3.214%	1,000	—
March 27, 2024 (1)	0.467%	—	1,000
February 8, 2026	3.695%	1,500	—
Total interest rate swaps		$2,750	$1,250

(1) See discussion above.

Foreign Exchange Risk Management

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Certain derivatives are designated as accounting hedges.

Foreign exchange forward contracts

To decrease earnings volatility, we currently hedge substantially all our intercompany balance positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts. The underlying transactions and the corresponding foreign exchange forward contracts are marked to market at the end of each quarter and the fair value impacts are reflected within "Non-operating income (expense) – net" in the consolidated statements of operations and comprehensive income (loss).

These contracts are denominated primarily in the British pound sterling, the Euro, the Swedish Krona, and the Norwegian Krone. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative guidance and typically have maturities of 12 months or less.

As of December 31, 2023 and December 31, 2022, the notional amounts of our foreign exchange contracts were $653.1 million and $455.1 million, respectively. Realized gains and losses associated with these contracts were $29.6 million and $24.3 million, respectively, for the year ended December 31, 2023; $34.1 million and $48.2 million, respectively, for the year ended December 31, 2022; and $11.4 million and $10.1 million, respectively, for the year ended December 31, 2021. Unrealized gains and losses associated with these contracts were $8.0 million and $2.3 million, respectively, at December 31, 2023; $3.5 million and $0.3 million, respectively, at December 31, 2022; and $1.9 million and $0.7 million, respectively, at December 31, 2021.

Cross-currency interest rate swaps

To protect the value of our investments in our foreign operations against adverse changes in foreign currency exchange rates, we hedge a portion of our net investment in one or more of our foreign subsidiaries by using cross-currency interest rate swaps. Cross currency swaps are designated as net investment hedges of a portion of our foreign investments denominated in the non-U.S. dollar currency. The component of the gains and losses on our net investment in these designated foreign operations driven by changes in foreign exchange rates, are partly offset by movements in the fair value of our cross-currency swap contracts. The change in the fair value of the swaps in each period is reported in OCI, net of tax. Such amounts will remain in accumulated OCI until the liquidation or substantial liquidation of our investment in the underlying foreign operations. Through the respective maturity dates of each of the swap contracts, we receive monthly fixed-rate interest payments, which are recorded as contra expense within "Interest expense" in the consolidated statements of operations and

(Tabular dollar amounts, except share data and per share data, in millions)

comprehensive income (loss). They are designated as net investment hedges of a portion of our foreign investments denominated in the Euro currency.

On July 15, 2022, we executed three tranches of cross currency swaps, each with a notional amount of $125 million (€124 million) at two, three, and four-year terms, where we receive USD coupons at fixed rates of 2.205%, 1.883%, and 1.723%, respectively, and pay EUR coupons of 0%. On the maturity date of each tranche, we will receive the notional amount of $125 million, and pay the counterparty €124 million. We received aggregate payments of $7.3 million and $3.3 million for the years ended December 31, 2023 and 2022, respectively. These payments were recorded as contra expense within "Interest expense" in the consolidated statements of operations and comprehensive income (loss).

On April 28, 2022, we executed three tranches of cross currency swaps, each with a notional amount of $125 million (€119 million) at two, three, and four-year terms, where we received USD coupons at fixed rates of 2.187%, 1.997%, and 1.855%, respectively, and paid EUR coupons of 0%. These swaps were terminated on July 15, 2022 and replaced with new swaps with similar notional amounts (see discussion above). Upon the termination of the swaps, we received cash of $14.2 million, which was reported in OCI and will remain within accumulated OCI until the period in which a disposal or substantial liquidation of the entities being hedged occurs. In addition, for the year ended December 31, 2022, aggregate payments of $1.6 million were recorded as contra expense within "Interest expense" in the consolidated statements of operations and comprehensive income (loss).

On April 13, 2022, the Company entered into three tranches of cross currency interest rate swaps, each with a notional amount of $125 million (€116 million) at two, three, and four-year terms, where we received USD coupons at fixed rates of 1.920%, 1.730%, and 1.550%, respectively, and paid EUR coupons of 0%. These swaps were terminated on April 28, 2022. Upon the termination of the swaps, we received $5.8 million, which was reported in OCI and will remain within accumulated OCI until the period in which a disposal or substantial liquidation of the entities being hedged occurs.

Fair Values of Derivative Instruments in the Consolidated Balance Sheets

	Asset derivatives				Liability derivatives			
	December 31,				December 31,			
	2023		2022		2023		2022	
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:								
Cash flow hedge derivative:								
Interest rate swaps	Other current assets	$ 33.1	Other current assets	$ 65.7	Other accrued & current liabilities	$ —	Other accrued & current liabilities	$ —
Net investment hedge derivative:								
Cross-currency swaps	Other current assets	—	Other current assets	—	Other accrued & current liabilities	34.1	Other accrued & current liabilities	17.1
Total derivatives designated as hedging instruments		$ 33.1		$ 65.7		$ 34.1		$ 17.1
Derivatives not designated as hedging instruments:								
Foreign exchange forward contracts	Other current assets	$ 8.0	Other current assets	$ 3.5	Other accrued & current liabilities	$ 2.3	Other accrued & current liabilities	$ 0.3
Total derivatives not designated as hedging instruments		$ 8.0		$ 3.5		$ 2.3		$ 0.3
Total derivatives		$ 41.1		$ 69.2		$ 36.4		$ 17.4

(Tabular dollar amounts, except share data and per share data, in millions)

The Effect of Derivative Instruments on the Consolidated Statement of Operations and Comprehensive Income (Loss)

	Amount of pre-tax net gain or (loss) recognized in OCI on derivative		
	Year Ended December 31,		
Derivatives designated as hedging instruments	**2023**	**2022**	**2021**
Cash flow hedge derivative:			
Interest rate swaps	$ (43.4)	$ 55.6	$ 11.1
Net investment hedge derivative:			
Cross-currency swaps	$ (17.0)	$ 2.9	$ —

		Amount of gain or (loss) reclassified from accumulated OCI into income		
		Year Ended December 31,		
Derivatives designated as hedging instruments	**Location of gain or (loss) reclassified from accumulated OCI into income**	**2023**	**2022**	**2021**
Cash flow hedge derivative:				
Interest rate swaps	Interest expense	$ 75.4	$ 13.2	$ (3.4)

		Amount of gain or (loss) recognized in income on derivative		
		Year Ended December 31,		
Derivatives designated as hedging instruments	**Location of gain or (loss) reclassified from accumulated OCI into income**	**2023**	**2022**	**2021**
Cash flow hedge derivative:				
Interest rate swaps	Interest expense	$ 75.4	$ 13.2	$ (3.4)

		Amount of gain (loss) recognized in income on derivatives		
		Year Ended December 31,		
Derivatives not designated as hedging instruments	**Location of gain or (loss) recognized in income on derivatives**	**2023**	**2022**	**2021**
Foreign exchange collar [(1)]	Non-operating income (expense) – net	$ —	$ —	$ (2.5)
Foreign exchange forward contracts	Non-operating income (expense) – net	$ 7.9	$ (12.1)	$ 1.4

(1) The loss recognized within "Non-operating income (expense) – net" for the year ended December 31, 2021 was related to a zero-cost foreign exchange collar entered into in connection with the acquisition of Bisnode. We settled the collar on January 8, 2021 upon the close of the Bisnode acquisition.

The net amount related to the interest rate swaps expected to be reclassified into earnings over the next 12 months is approximately $38 million.

(Tabular dollar amounts, except share data and per share data, in millions)

Fair Value of Financial Instruments

Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments, cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term borrowings and long-term borrowings.

The following table summarizes fair value measurements by level at December 31, 2023 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (level I)	Significant other observable inputs (level II)	Significant unobservable inputs (level III)	Balance at December 31, 2023
Assets:				
Cash equivalents [1]	$ 0.9	$ —	$ —	$ 0.9
Other current assets:				
Foreign exchange forwards [2]	$ —	$ 8.0	$ —	$ 8.0
Interest rate swap arrangements [3]	$ —	$ 33.1	$ —	$ 33.1
Liabilities:				
Other accrued and current liabilities:				
Foreign exchange forwards [2]	$ —	$ 2.3	$ —	$ 2.3
Cross-currency swap arrangements [3]	$ —	$ 34.1	$ —	$ 34.1

The following table summarizes fair value measurements by level at December 31, 2022 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (level I)	Significant other observable inputs (level II)	Significant unobservable inputs (level III)	Balance at December 31, 2022
Assets:				
Cash equivalents [1]	$ 0.9	$ —	$ —	$ 0.9
Other current assets:				
Foreign exchange forwards [2]	$ —	$ 3.5	$ —	$ 3.5
Interest rate swap arrangements [3]	$ —	$ 65.7	$ —	$ 65.7
Liabilities:				
Other accrued and current liabilities:				
Foreign exchange forwards [2]	$ —	$ 0.3	$ —	$ 0.3
Cross-currency swap arrangements [3]	$ —	$ 17.1	$ —	$ 17.1

(1) The carrying value of cash equivalents represents fair value as they consist of highly liquid investments with an initial term from the date of purchase by the Company to maturity of three months or less.

(2) Fair value is determined based on observable market data and considers a factor for nonperformance in the valuation.

(3) Fair value is determined based on observable market data.

There were no transfers between Levels I and II or transfers in or transfers out of Level III in the fair value hierarchy for both the years ended December 31, 2023 and 2022.

At December 31, 2023 and 2022, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level II in the fair value hierarchy), are as follows:

(Tabular dollar amounts, except share data and per share data, in millions)

	December 31,			
	2023		2022	
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt (1)	$ 454.9	$ 420.3	$ 454.0	$ 390.9
Revolving facility	$ 25.0	$ 24.6	$ 50.3	$ 49.9
Term loan facility (2)	$ 3,065.3	$ 3,003.9	$ 3,080.6	$ 3,085.9

(1) Represents the 5.000% Senior Unsecured Notes.

(2) Includes short-term and long-term portions of the Term Loan Facility.

Items Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, we record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges and for acquisition accounting in accordance with the guidance in ASC 805 "Business Combinations."

Note 15 -- Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive income (loss) (“AOCI”):

	Foreign currency translation adjustments	Net investment hedge derivative	Defined benefit pension plans	Cash flow hedge derivative	Total
Balance, January 1, 2021	$ 26.2	$ —	$ (120.3)	$ (0.4)	$ (94.5)
Other comprehensive income (loss) before reclassifications	(78.8)	—	107.0	4.9	33.1
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	1.4	2.9	4.3
Balance, December 31, 2021	$ (52.6)	$ —	$ (11.9)	$ 7.4	$ (57.1)
Other comprehensive income (loss) before reclassifications	(119.7)	2.0	(46.3)	50.7	(113.3)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	0.1	(9.7)	(9.6)
Balance, December 31, 2022	$ (172.3)	$ 2.0	$ (58.1)	$ 48.4	$ (180.0)
Other comprehensive income (loss) before reclassifications	29.8	(12.5)	(2.1)	23.6	38.8
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	(2.0)	(55.5)	(57.5)
Balance, December 31, 2023	$ (142.5)	$ (10.5)	$ (62.2)	$ 16.5	$ (198.7)

(Tabular dollar amounts, except share data and per share data, in millions)

The following table summarizes the reclassifications out of AOCI:

Details about accumulated other comprehensive income (loss) components	Affected line item in the statement where net income (loss) is presented	Amount reclassified from accumulated other comprehensive income (loss) Year Ended December 31, 2023	2022	2021
Defined benefit pension plans:				
Amortization of prior service costs	Other income (expense)- net	$ (0.4)	$ 0.1	$ (0.4)
Amortization of actuarial gain/loss	Other income (expense)- net	(2.4)	0.1	2.3
Derivative financial instruments:				
Interest contracts	Interest expense	(75.4)	(13.2)	3.9
Total before tax		(78.2)	(13.0)	5.8
Tax benefit (expense)		20.7	3.4	(1.5)
Total reclassifications for the period, net of tax		$ (57.5)	$ (9.6)	$ 4.3

Note 16 -- Acquisitions

2021 Acquisitions

Eyeota Holdings Pte Ltd ("Eyeota")

On November 5, 2021, we acquired 100% of the outstanding ownership interests in Eyeota, a global online and offline data onboarding and transformation company, for a purchase price of $172.4 million in cash, inclusive of $0.1 million of net working capital adjustment. The acquisition was funded by borrowing from our revolving facility.

The table below reflects the aggregate purchase price related to the acquisition and the resulting purchase allocation:

	Amortization life (years)	Final Purchase Price Allocation at December 31, 2022
Cash		$ 7.1
Accounts receivable		9.3
Other		0.5
Total current assets		16.9
Intangible assets:		
Customer relationships	14	20.0
Technology	5	14.0
Trademark	2	1.0
Goodwill	Indefinite	138.5
Total assets acquired		$ 190.4
Deferred tax liability		5.9
Other liabilities		12.1
Total liabilities assumed		18.0
Total purchase price		$ 172.4

(Tabular dollar amounts, except share data and per share data, in millions)

NetWise Data, LLC ("NetWise")

On November 15, 2021, we acquired 100% of the outstanding ownership interests in NetWise, a provider of business-to-business and business-to-consumer identity graph and audience targeting data, for a purchase price of $69.8 million of which $62.9 million was paid upon the close of the transaction and $5.2 million was paid in August 2023. The remaining $1.7 million is withheld for contingencies. During the year ended December 31, 2022, we made a net working capital adjustment of $0.4 million. The transaction was funded by cash on hand.

The table below reflects the aggregate purchase price related to the acquisition and the resulting purchase allocation:

	Amortization life (years)	Final Purchase Price Allocation at December 31, 2022
Cash		$ 2.6
Accounts receivable		2.6
Other		0.4
Total current assets		5.6
Intangible assets:		
Customer relationships	15	19.8
Technology	5	1.3
Trademark	2	0.2
Database	3	2.2
Goodwill	Indefinite	45.5
Total assets acquired		$ 74.6
Total liabilities assumed		4.4
Total purchase price		$ 70.2

Bisnode Business Information Group AB ("Bisnode")

On January 8, 2021, we acquired 100% ownership of Bisnode, a leading European data and analytics firm and long-standing member of the Dun & Bradstreet WWN alliances, for a total purchase price of $805.8 million. The transaction closed with a combination of cash of $646.9 million and 6,237,087 newly issued shares of common stock of the Company in a private placement valued at $158.9 million based on the stock closing price on January 8, 2021. The transaction was partially funded by the proceeds from the $300 million borrowing from the Incremental Term Loan.

(Tabular dollar amounts, except share data and per share data, in millions)

The table below summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:

	Weighted average amortization period (years)	Final purchase price allocation at December 31, 2021
Cash		$ 29.9
Accounts receivable		61.0
Other current assets		13.1
Total current assets		104.0
Property, plant & equipment		3.5
Intangible assets:		
Reacquired right	15	270.0
Database	12	111.0
Customer relationships	10	108.0
Technology	14	64.0
Goodwill	Indefinite	495.4
Right of use asset		27.4
Other		2.9
Total assets acquired		$ 1,186.2
Accounts payable		$ 17.5
Deferred revenue		80.6
Accrued payroll		20.7
Accrued income tax and other tax liabilities		17.1
Short-term lease liability		8.6
Other current liabilities		23.7
Total current liabilities		168.2
Long-term pension and postretirement obligations		65.4
Deferred tax liability		127.8
Long-term lease liability		18.2
Other liabilities		0.8
Total liabilities assumed		$ 380.4
Total consideration		$ 805.8

The above acquisitions were accounted for in accordance with ASC 805, as purchase transactions, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the dates of the acquisitions. We have included the financial results of each of the acquisitions in our consolidated financial statements since the respective acquisition dates. Transaction costs were included in selling and administrative expenses for the year ended December 31, 2021.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 17 -- Supplemental Financial Data

Other Non-Current Assets:

	Year Ended December 31,	
	2023	2022
Right of use assets [1]	$ 43.1	$ 53.1
Prepaid pension assets	5.6	4.0
Investments	20.6	21.8
Deferred income tax	17.2	16.0
Long-term contract assets	18.0	5.6
Prepaid cloud computing fees and deferred implementation costs	23.2	13.8
Other [2]	60.1	29.9
Total	$ 187.8	$ 144.2

(1) See Note 8 for further detail.

(2) Increase was primarily related to prepayments for long-term technology vendor contracts

Other Accrued and Current Liabilities:

	Year Ended December 31,	
	2023	2022
Accrued operating costs	$ 94.3	$ 122.1
Accrued interest expense	5.3	4.3
Short-term lease liability [1]	15.0	17.7
Accrued income tax	15.3	13.2
Accrued liability related to the purchase of non-controlling interest [2]	—	93.7
Other accrued liabilities	66.2	65.8
Total	$ 196.1	$ 316.8

(1) See Note 8 for further detail.

(2) The liability was fully paid off during the year ended December 31, 2023. We recognized a foreign exchange loss of $2.6 million associated with this payment for the year ended December 31, 2023.

Other Non-Current Liabilities:

	Year Ended December 31,	
	2023	2022
Deferred revenue - long term	$ 19.7	$ 13.9
U.S. tax liability associated with the 2017 Act	29.4	39.3
Long-term lease liability [1]	33.8	43.9
Liabilities for unrecognized tax benefits	19.8	20.0
Other	15.5	9.7
Total	$ 118.2	$ 126.8

(1) See Note 8 for further detail.

(Tabular dollar amounts, except share data and per share data, in millions)

Property, Plant and Equipment - Net:

	December 31,	
	2023	2022
Land	$ 7.7	$ 7.7
Building and building improvement	$ 63.7	$ 63.3
Less: accumulated depreciation	4.0	2.4
Net building and building improvement	$ 59.7	$ 60.9
Furniture and equipment [(1)]	$ 61.9	$ 48.1
Less: accumulated depreciation	32.8	27.0
Net furniture and equipment	$ 29.1	$ 21.1
Leasehold improvements	$ 14.5	$ 16.2
Less: accumulated depreciation	8.9	9.0
Net leasehold improvements	$ 5.6	$ 7.2
Property, plant and equipment - net	$ 102.1	$ 96.9

(1) Including $15.9 million and $4.6 million financing lease assets at December 31, 2023 and 2022, respectively.

Property, plant and equipment depreciation and amortization expense was $15.4 million, $13.1 million and $11.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. We also recorded impairment charges of $0.4 million and $0.2 million included in selling and administrative expenses in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2022 and 2021, respectively, primarily related to leasehold improvements for offices we ceased to occupy.

Computer Software and Goodwill:

	Computer software	Goodwill
January 1, 2022	$ 557.4	$ 3,493.3
Acquisition [(3)]	—	1.3
Additions at cost [(1)] [(5)]	220.1	—
Amortization	(124.4)	—
Impairment / Write-off	(1.3)	—
Other [(2)]	(20.0)	(63.3)
December 31, 2022	$ 631.8	$ 3,431.3
Additions at cost [(1)(5)]	182.4	—
Amortization	(153.7)	—
Impairment / Write-off	(2.3)	—
Other [(2)]	8.1	14.5
December 31, 2023	$ 666.3	$ 3,445.8

(Tabular dollar amounts, except share data and per share data, in millions)

Other Intangibles:

	Customer relationships	Reacquired rights	Database	Other indefinite-lived intangibles (6)	Other intangibles	Total
January 1, 2022 (4)	$ 1,793.3	$ 284.7	$ 1,285.1	$ 1,280.0	$ 181.4	$ 4,824.5
Additions at cost (1)	—	—	—	—	0.7	0.7
Amortization	(240.3)	(18.7)	(173.8)	—	(16.9)	(449.7)
Other (2)	(16.3)	(20.5)	(11.3)	—	(7.3)	(55.4)
December 31, 2022 (4)	$ 1,536.7	$ 245.5	$ 1,100.0	$ 1,280.0	$ 157.9	$ 4,320.1
Additions at cost (1)	—	—	—	—	0.7	0.7
Amortization	(221.9)	(18.9)	(160.1)	—	(16.8)	(417.7)
Other (2)	1.9	7.3	0.7	—	2.9	12.8
December 31, 2023 (4)	$ 1,316.7	$ 233.9	$ 940.6	$ 1,280.0	$ 144.7	$ 3,915.9

(1) Primarily related to software-related enhancements on products.

(2) Primarily due to the impact of foreign currency fluctuations.

(3) Amount for the year ended December 31, 2022 was related to the measurement period adjustments for Eyeota and NetWise.

(4) Customer Relationships—Net of accumulated amortization of $1,212.7 million and $988.9 million as of December 31, 2023 and as of December 31, 2022, respectively.

Reacquired Rights—Net of accumulated amortization of $63.4 million and $42.6 million as of December 31, 2023 and as of December 31, 2022, respectively.

Database—Net of accumulated amortization of $872.8 million and $711.4 million as of December 31, 2023 and as of December 31, 2022, respectively.

Other Intangibles —Net of accumulated amortization of $77.1 million and $59.1 million as of December 31, 2023 and as of December 31, 2022, respectively.

(5) For the year ended December 31, 2023, total non-cash additions were $7.9 million, of which $0.7 million was reflected as financing cash flow and $4.6 million and $2.6 million was reflected in "Other accrued and current liabilities" and "Other non-current liabilities", respectively, as of December 31, 2023. For the year ended December 31, 2022, total non-cash additions were $15.0 million of which $10.3 million and $4.7 million was reflected in "Other accrued and current liabilities" and "Other non-current liabilities", respectively, as of December 31, 2022.

(6) Primarily related to the D&B trademark recognized in connection with historical merger and acquisition transactions.

The table below sets forth the future amortization as of December 31, 2023 associated with computer software and other intangibles:

	2024	2025	2026	2027	2028	Thereafter	Total
Computer software	$ 172.3	$ 162.6	$ 117.1	$ 86.2	$ 58.7	$ 69.4	$ 666.3
Customer relationships	205.6	187.8	169.9	152.1	134.2	467.1	1,316.7
Reacquired rights	19.4	19.4	19.4	19.4	19.4	136.9	233.9
Database	148.2	134.3	121.0	107.7	95.6	333.8	940.6
Other intangibles	16.5	16.5	16.3	16.2	16.1	63.1	144.7
Total	$ 562.0	$ 520.6	$ 443.7	$ 381.6	$ 324.0	$ 1,070.3	$ 3,302.2

(Tabular dollar amounts, except share data and per share data, in millions)

Allowance for Credit Risks:

January 1, 2021	$	11.4
Additions charged to costs and expenses		12.3
Write-offs		(8.3)
Recoveries		1.4
Other		(0.3)
December 31, 2021	$	16.5
Additions charged to costs and expenses		5.4
Write-offs		(9.3)
Recoveries		2.2
Other		(0.5)
December 31, 2022	$	14.3
Additions charged to costs and expenses		12.6
Write-offs		(8.3)
Recoveries		1.5
December 31, 2023	$	20.1

Deferred Tax Asset Valuation Allowance:

January 1, 2021	$	36.6
Additions charged (credited) to costs and expenses		4.2
Additions charged (credited) due to foreign currency fluctuations		(1.6)
Additions charged (credited) to other accounts		0.2
December 31, 2021	$	39.4
Additions charged (credited) to costs and expenses		0.6
Additions charged (credited) due to foreign currency fluctuations		(3.0)
December 31, 2022	$	37.0
Additions charged (credited) to costs and expenses		0.9
Additions charged (credited) due to foreign currency fluctuations		1.3
December 31, 2023	$	39.2

Non-Controlling Equity Interest:

On November 1, 2022, we purchased the non-controlling equity interest (“NCI”) of our China operations from a third-party entity for RMB 815.4 million, of which RMB 169.1 million, or $23.2 million was paid in November 2022 and a liability of $93.7 million was recognized for the remaining liability as of December 31, 2022. During 2023 we settled the liability with total payments of $95.7 million. We recognized a foreign exchange loss of $2.6 million associated with the payments for the year ended December 31, 2023. The transaction was accounted for as an equity transaction among shareholders, and accordingly, no gain or loss was recognized in consolidated net income or comprehensive income.

(Tabular dollar amounts, except share data and per share data, in millions)

Other Income (Expense) — Net:

Other income (expense) - net was as follows:

	Year Ended December 31,		
	2023	2022	2021
Non-operating pension income (expense) [1]	$ 18.3	$ 42.2	$ 53.7
Debt redemption premium [2]	—	(16.3)	(29.5)
Miscellaneous other income (expense) – net [3]	(23.6)	(12.0)	(9.3)
Other income (expense) – net	$ (5.3)	$ 13.9	$ 14.9

(1) Changes in year-over-year non-operating pension income was primarily attributable to higher interest costs in the current year period, primarily driven by the fluctuation in discount rates.

(2) For the year ended December 31, 2022, debt redemption premium was related to the early redemption of then-existing 6.875% Senior Secured Notes in January 2022. For the year ended December 31, 2021, debt redemption premium was related to the repayment of then-existing 10.250% Senior Unsecured Notes.

(3) The change in Miscellaneous Other Income - net was primarily driven by fees incurred for the accounts receivable securitization facility, including fees for administrative responsibilities. See Note 7 for further discussion.

Note 18 -- Segment Information

Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.

We manage our business and report our financial results through the following two segments:

- North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

- International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the U.K., Europe, Greater China and India and indirectly through our WWN alliances.

EBITDA as the primary profitability measure for making decisions regarding ongoing operations. We define adjusted EBITDA as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. excluding the following items: (i) depreciation and amortization; (ii) interest expense and income; (iii) income tax benefit or provision; (iv) other non-operating expenses or income; (v) equity in net income of affiliates; (vi) net income attributable to non-controlling interests; (vii) equity-based compensation; (viii) restructuring charges; (ix) merger and acquisition-related operating costs; (x) transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program; and (xi) other adjustments primarily related to non-cash charges and gains, including impairment charges and adjustments as the result of the application of purchase accounting, mainly in 2022 and 2021 related to the deferred commission cost amortization. In addition, other adjustments also include non-recurring charges such as legal expense associated with significant legal and regulatory matters. Our client solution sets are Finance & Risk and Sales & Marketing. Inter-segment sales are immaterial, and no single client accounted for 10% or more of our total revenue.

	Year Ended December 31,		
	2023	2022	2021
Revenue:			
North America	$ 1,644.5	$ 1,587.1	$ 1,499.4
International	669.5	637.5	671.0
Corporate and other [1]	—	—	(4.8)
Consolidated total	$ 2,314.0	$ 2,224.6	$ 2,165.6

(1) Corporate and other includes revenue adjustment of $4.8 million recorded in accordance with GAAP to the International segment due to the timing of the completion of the Bisnode acquisition for the year ended December 31, 2021.

(Tabular dollar amounts, except share data and per share data, in millions)

	Year Ended December 31,		
	2023	2022	2021
Adjusted EBITDA:			
North America	$ 743.3	$ 718.0	$ 715.3
International	215.4	202.2	194.1
Corporate and other [(1)]	(66.5)	(56.7)	(62.3)
Consolidated total	$ 892.2	$ 863.5	$ 847.1
Depreciation and amortization	(586.8)	(587.2)	(615.9)
Interest expense - net	(216.1)	(191.0)	(205.7)
Benefit (provision) for income taxes	34.2	28.8	(23.4)
Other income (expense) - net	(5.3)	13.9	14.9
Equity in net income of affiliates	3.2	2.5	2.7
Net income (loss) attributable to non-controlling interest	(3.3)	(6.4)	(5.8)
Equity-based compensation	(83.4)	(66.0)	(33.3)
Restructuring charges	(13.2)	(20.5)	(25.1)
Merger, acquisition and divestiture-related operating costs	(7.1)	(23.4)	(14.1)
Transition costs [(2)]	(52.9)	(24.4)	(11.6)
Other adjustments [(3)]	(8.5)	7.9	(1.5)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (47.0)	$ (2.3)	$ (71.7)

(1) Corporate and other includes revenue adjustment of $4.8 million recorded in accordance with GAAP to the International segment due to the timing of the completion of the Bisnode acquisition for the year ended December 31, 2021.

(2) Transition costs primarily consist of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program. Year-over-year increases in transition costs was primarily driven by higher spend in connection with our initiative to transform our technology infrastructure.

(3) Adjustments for 2023 were primarily related to legal fees associated with ongoing legal matters discussed in Note 9 and impairment charges. Adjustments for 2022 and 2021 were primarily related to non-cash purchase accounting adjustments for deferred commission cost amortization and non-recurring legal reserve adjustments related to the FTC matter.

	Year Ended December 31,		
	2023	2022	2021
Depreciation and amortization:			
North America	$ 92.6	$ 71.4	$ 60.2
International	21.9	15.0	12.1
Total segments	114.5	86.4	72.3
Corporate and other [(1)]	472.3	500.8	543.6
Consolidated total	$ 586.8	$ 587.2	$ 615.9
Capital expenditures:			
North America [(2)(3)]	$ 2.3	$ 8.5	$ 81.1
International	1.9	4.0	5.1
Total segments	4.2	12.5	86.2
Corporate and other	0.5	0.1	0.1
Consolidated total	$ 4.7	$ 12.6	$ 86.3
Additions to computer software and other intangibles:			
North America	$ 127.9	$ 161.8	$ 144.0
International	26.0	30.5	25.8
Total segments	153.9	192.3	169.8
Corporate and other	40.8	13.0	0.9
Consolidated total	$ 194.7	$ 205.3	$ 170.7

(1) Depreciation and amortization for Corporate and other includes incremental amortization resulting from the application of purchase accounting in connection with historical merger and acquisition transactions.

(Tabular dollar amounts, except share data and per share data, in millions)

(2) We entered into equipment finance lease agreements during the years ended December 31, 2023 and 2022, and recognized $16.3 million and $4.1 million for right of use assets within "Property, plant and equipment." Payments for these equipment leases were reported as cash used for financing activities within our condensed consolidated statement of cash flows. See Note 8 for further details.

(3) Higher balance for the year ended December 31, 2021 was primarily due to the $76.6 million purchase of an office building for our global headquarters.

Supplemental Geographic and Customer Solution Set Information:

	December 31,	
	2023	2022
Assets:		
North America	$ 7,643.3	$ 7,919.4
International	1,492.6	1,552.5
Consolidated total	$ 9,135.9	$ 9,471.9
Goodwill:		
North America	$ 2,929.6	$ 2,929.6
International	516.2	501.7
Consolidated total	$ 3,445.8	$ 3,431.3
Other intangibles:		
North America	$ 3,451.5	$ 3,805.7
International	464.4	514.4
Consolidated total	$ 3,915.9	$ 4,320.1
Other long-lived assets (1):		
North America	$ 891.6	$ 809.1
International	209.1	191.5
Consolidated total	$ 1,100.7	$ 1,000.6
Total long-lived assets	$ 8,462.4	$ 8,752.0

(1) Excludes deferred income tax of $17.2 million and $16.0 million as of December 31, 2023 and December 31, 2022, respectively, included within "Other non-current assets" in the consolidated balance sheet. See Note 10 for additional details.

(Tabular dollar amounts, except share data and per share data, in millions)

Customer Solution Set Revenue:	Year Ended December 31, 2023	2022	2021
North America [1]:			
Finance & Risk	$ 888.1	$ 866.9	$ 834.7
Sales & Marketing	756.4	720.2	664.7
Total North America	$ 1,644.5	$ 1,587.1	$ 1,499.4
International:			
Finance & Risk	$ 448.6	$ 419.1	$ 430.3
Sales & Marketing	220.9	218.4	240.7
Total International	$ 669.5	$ 637.5	$ 671.0
Corporate and other:			
Finance & Risk	$ —	$ —	$ (2.2)
Sales & Marketing	—	—	(2.6)
Total Corporate and other	$ —	$ —	$ (4.8)
Total Revenue:			
Finance & Risk	$ 1,336.7	$ 1,286.0	$ 1,262.8
Sales & Marketing	977.3	938.6	902.8
Total Revenue	$ 2,314.0	$ 2,224.6	$ 2,165.6

(1) Substantially all of the North America revenue is attributable to the United States.

Note 19 -- Related Parties

The following describes certain transactions and agreements in which the Company and our affiliates, executive officers and certain directors are involved.

During the years ended December 31, 2023, 2022 and 2021, a significant portion of D&B common stock was collectively held by entities affiliated with Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), Cannae Holdings, Inc. ("Cannae Holdings"), Black Knight, Inc. ("Black Knight") and CC Capital Partners LLC ("CC Capital"), collectively the "Investor Consortium". In addition, the Investor Consortium was able to exercise significant voting influence over fundamental and significant corporate matters and transactions by their agreement to vote in favor of the election of five members of our board of directors, which expired on June 30, 2023. Upon the expiration of the voting agreement on June 30, 2023, Black Knight and CC Capital are no longer considered to be related parties.

Our Chief Executive Officer Anthony Jabbour also served as the Chairman and Chief Executive Officer of Black Knight until May 16, 2022, at which time he transitioned to the role of Executive Chairman of the board of directors of Black Knight. Following the acquisition of Black Knight by Intercontinental Exchange, Inc. on September 5, 2023, Mr. Jabbour resigned from his position as Executive Chairman of Black Knight. Mr. Jabbour is also a member of the board of directors of Paysafe Limited ("Paysafe"), which is an investment held by Cannae Holdings and accounted for as an equity investment. Additionally, William P. Foley II, our Executive Chairman, also serves as non-executive Chairman of Cannae Holdings, and our director, Richard N. Massey, serves as Chief Executive Officer and a director of Cannae Holdings.

In December 2022, Paysafe signed a 63-month lease agreement with D&B for the occupancy of the fourth floor of our headquarters building in Jacksonville, Florida. Total rental payments over the lease term will aggregate to $4.2 million. We recognized expense credit $0.6 million for the year ended December 31, 2023, and recorded $0.2 million within "Other current assets" and $0.1 million within "Other non-current liabilities" as of December 31, 2023.

In June 2021, we entered into a five-year agreement with Black Knight. Pursuant to the agreement, D&B will receive total data license fees of approximately $24 million over a five-year period. Also over the five-year period, Black Knight is engaged to provide certain products and data, as well as professional services for an aggregate fee of approximately $34 million. In addition, D&B and Black Knight will jointly market certain solutions and data. The agreement was approved by our Audit Committee. We incurred operating expenses of $1.0 million, $2.0 million and $1.9 million for the six months ended June 30, 2023, and for the years ended December 31, 2022 and 2021, respectively. We recognized revenue of $3.4 million, $4.6 million and $4.5 million for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, respectively. We included payments to Black Knight of $2.7 million within "Other prepaids" at December 31, 2022. We

(Tabular dollar amounts, except share data and per share data, in millions)

included a receivable from Black Knight of $0.8 million within "Accounts receivable" and a liability to Black Knight of $2.6 million, of which $0.9 million was within "Other accrued and current liabilities" and $1.7 million was within "Other non-current liabilities" at December 31, 2022.

In September 2021, we entered into a 10-year agreement with Paysafe. Pursuant to the agreement, D&B provides data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. The agreement was approved by our Audit Committee. In connection with the agreement associated with Paysafe, we recognized revenue of $10.5 million and $10.4 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, we included a receivable from Paysafe of $3.4 million and $3.6 million, respectively, within "Accounts receivable."

In the normal course of business, we reimburse affiliates for certain travel costs incurred by Dun & Bradstreet Holdings, Inc. executives and board members.

Note 20 -- Contractual Obligations

Technology, Data and Other Service Agreements

We have various contractual commitments in the normal course of business primarily related to information technology and data processing service, technology support for product application development and global system maintenance. The purchase obligation as of December 31, 2023 is approximately $1,647 million.

Worldwide Network Alliance Agreements

We have entered into commercial service agreements with our third-party Worldwide Network Alliances with various terms ranging from five to 10 years. These agreements provide us access to certain international data and services from our partners in order to serve our global clients. At December 31, 2023, total payments to our Worldwide Network Alliances over the remaining terms of all agreements aggregate to approximately $478 million.

The following table quantifies our future contractual obligations as discussed above as of December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
Commitments to purchase obligations	$ 434.1	$ 347.1	$ 327.6	$ 258.8	$ 205.7	$ 551.6	$ 2,124.9

The table above excludes our obligations with respect to debt, accounts receivable securitization facility, leases, contingent liabilities, unrecognized tax benefits and pension obligations for which funding requirements are uncertain. Our obligations with respect to debt, accounts receivable securitization facility, leases, contingent liabilities, unrecognized tax benefits, and pension obligations are described in Notes 6, 7, 8, 9, 10 and 11, respectively, to our consolidated financial statements.

Note 21 -- Subsequent Events

On January 29, 2024, we amended our credit agreement related to the existing $451.9 million 2029 Term Loan, to reduce its interest rate by 0.25% resulting in a margin spread of SOFR plus 2.75% per annum and to increase the term loan facility by $2,651.7 million to establish a new term loan with an aggregate principal amount of $3,103.6 million ("2029 Term Loan B") and a maturity date of January 18, 2029. The proceeds from the 2029 Term Loan B were used to fully repay the existing term loans, including Term Loan 2026 and Term Loan 2029. Concurrently, we also amended our credit agreement governing the Revolving Facility to extend the maturity date to February 15, 2029, and to reduce the applicable margin by 50 basis points, resulting in a margin spread of SOFR plus 2.50% per annum, subject to a leverage-based pricing grid. The Credit Spread Adjustment under the Revolving Facility was also removed as part of the amendment.

On February 8, 2024, our Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock. The dividend will be payable on March 21, 2024, to shareholders of record as of March 7, 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the year covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Act is: (a) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms; and (b) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has adopted the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

In the fourth quarter of 2023, no director or officer (as defined in Exchange Act Rule 16a-1(f)) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement for the purchase or sale of securities of the Company, within the meaning of Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
None.

Part III
Item 10. Directors, Executive Officers and Corporate Governance

Our board of directors has adopted a Code of Ethics for Senior Financial Officers, which is applicable to our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, and a Code of Business Conduct and Ethics, which is applicable to all our directors, officers and employees. The purpose of these codes is to: (i) promote honest and ethical conduct, including the ethical handling of conflicts of interest; (ii) promote full, fair, accurate, timely and understandable disclosure; (iii) promote compliance with applicable laws and governmental rules and regulations; (iv) ensure the protection of our legitimate business interests, including corporate opportunities, assets and confidential information; and (v) deter wrongdoing. Our codes of ethics were adopted to reinvigorate and renew our commitment to our longstanding standards for ethical business practices. Our reputation for integrity is one of our most important assets and each of our employees and directors is expected to contribute to the care and preservation of that asset. Under our codes of ethics, an amendment to or a waiver or modification of any ethics policy applicable to our directors or executive officers must be disclosed to the extent required under SEC and/or NYSE rules. We intend to disclose any such amendment or waiver by posting it on the Investors page of our website at https://investor.dnb.com.

Within 120 days after the close of our fiscal year, we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Exchange Act, which will include the information required by this item, and is incorporated herein by reference.

Item 11. Executive Compensation

Within 120 days after the close of our fiscal year, we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Exchange Act, which will include the information required by this item, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Within 120 days after the close of our fiscal year, we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Exchange Act, which will include the information required by this item, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Within 120 days after the close of our fiscal year, we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Exchange Act, which will include the information required by this item, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185.

Within 120 days after the close of our fiscal year, we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Exchange Act, which will include the information required by this item, and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(A) (1) *Financial Statements.* Our financial statements are listed in the "Dun & Bradstreet Holdings, Inc. Index to Financial Statements" under Item 8 of Part II of this Report.

(A) (2) *Financial Statement Schedules.* All financial statement schedules have been omitted because they are not required or are not applicable, or the required information is shown in our consolidated financial statements or the notes thereto.

(A) (3) *Exhibits.* Exhibits are included below:

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of August 8, 2018, by and among The Dun & Bradstreet Corporation, Star Parent, L.P. and Star Merger Sub, Inc. (filed as Exhibit 2.1 to The Dun & Bradstreet Corporation's Current Report on Form 8- K filed on August 9, 2018) (SEC File No. 001-15967).*
3.1	Amended and Restated Certificate of Incorporation of Dun & Bradstreet Holdings, Inc., filed with the Secretary of State of the State of Delaware on July 2, 2020 (filed as Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020) (SEC File No. 001-39361).*
3.2	Amended and Restated Bylaws of Dun & Bradstreet Holdings, Inc., effective July 2, 2020 (filed as Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by Dun & Bradstreet Holdings, Inc. on February 25, 2021) (SEC File No. 001-39361).*
4.1	Form of Common Stock Certificate (filed as Exhibit 4.1 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 26, 2020) (SEC File No. 333-239050).*
4.2	Registration Rights Agreement, dated July 6, 2020, by and among Dun & Bradstreet Holdings, Inc., Star Parent, L.P. and each of the persons listed on the signature pages thereto (filed as Exhibit 4.3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by Dun & Bradstreet Holdings, Inc. on February 25, 2021) (SEC File No. 001-39361).*
4.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.5 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by Dun & Bradstreet Holdings, Inc. on February 25, 2021) (SEC File No. 001-39361).*
10.1	Credit Agreement, dated February 8, 2019, among Star Merger Sub, Inc. (to be merged with and into The Dun & Bradstreet Corporation), Star Intermediate III, LLC and Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, and the financial institutions party thereto, as Joint Lead Arrangers and Joint Bookrunners and as Senior Managing Agents (filed as Exhibit 10.1 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 9, 2020) (SEC File No. 333-239050).*
10.2	First Amendment to the Credit Agreement, dated as of February 10, 2020, to the Credit Agreement dated as of February 8, 2019, among The Dun & Bradstreet Corporation, Star Intermediate III, LLC and Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, and the financial institutions party thereto (filed as Exhibit 10.2 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 9, 2020) (SEC File No. 333-239050).*

10.3	Amendment No. 2 to the Credit Agreement, dated as of September 11, 2020, by and among The Dun & Bradstreet Corporation, Star Intermediate III, LLC, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on September 14, 2020) (SEC File No. 001-39361).*
10.4	Amendment No. 3 to the Credit Agreement, dated as of November 18, 2020, by and among The Dun & Bradstreet Corporation, Star Intermediate III, LLC, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on November 19, 2020) (SEC File No. 001-39361).*
10.5	Amendment No. 4 to the Credit Agreement, dated as of January 27, 2021, by and among The Dun & Bradstreet Corporation, Star Intermediate III, LLC, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on January 28, 2021) (SEC File No. 001-39361).*
10.6	Amendment No. 5 to the Credit Agreement, dated as of January 18, 2022, by and among The Dun & Bradstreet Corporation, Star Intermediate III, LLC, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on January 18, 2022) (SEC File No. 001-39261).*
10.7	Amendment No. 6 to the Credit Agreement, dated May 31, 2023, by and among The Dun & Bradstreet Corporation, as Borrower, Star Intermediate III, LLC, as Holdings, Bank of America, N.A., as Administrative Agent.
10.8	Amendment No. 7 to the Credit Agreement, dated July 25, 2023, by and among The Dun & Bradstreet Corporation, as Borrower, Star Intermediate III, LLC, as Holdings, Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on July 27, 2023) (SEC File No. 001-39361).*
10.9	Amendment No. 8 to the Credit Agreement, dated January 29, 2024, by and among The Dun & Bradstreet Corporation, as Borrower, Star Intermediate III, LLC, as Holdings, Bank of America, N.A., as Administrative Agent.
10.10	Indenture, dated December 20, 2021, by and among The Dun & Bradstreet Corporation, the guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on December 20, 2021) (SEC File No. 001-39261).*
10.11	Employment Agreement by and between Anthony M. Jabbour and The Dun & Bradstreet Corporation, dated February 8, 2019 (filed as Exhibit 10.9 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.12	Amendment to the Employment Agreement by and between Anthony M. Jabbour and The Dun & Bradstreet Corporation, dated as of June 18, 2020 (filed as Exhibit 10.10 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.13	Amendment No. 2 to the Employment Agreement by and between Anthony M. Jabbour and The Dun & Bradstreet Corporation, dated as of February 8, 2024.
10.14	Employment Agreement by and between Bryan T. Hipsher and The Dun & Bradstreet Corporation, dated February 8, 2019 (filed as Exhibit 10.13 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†

10.15	Amendment to the Employment Agreement by and between Bryan T. Hipsher and The Dun & Bradstreet Corporation, dated as of June 18, 2020 (filed as Exhibit 10.14 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.16	Employment Agreement by and between Joe A. Reinhardt III and The Dun & Bradstreet Corporation, dated February 8, 2019 (filed as Exhibit 10.15 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.17	Amendment to the Employment Agreement by and between Joe A. Reinhardt III and The Dun & Bradstreet Corporation, dated as of June 18, 2020 (filed as Exhibit 10.16 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.18	Employment Agreement by and between The Dun & Bradstreet Corporation and Neeraj Sahai, effective as of June 30, 2022 (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on June 7, 2022) (SEC File No. 001-39361).*†
10.19	Employment Agreement by and between The Dun & Bradstreet Corporation and Virginia Green Gomez, effective as of September 23, 2022 (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on September 27, 2022) (SEC File No. 001-39361).*†
10.20	Dun & Bradstreet 2020 Omnibus Incentive Plan (filed as Exhibit 99.1 to the Registration Statement on Form S-8 filed by Dun & Bradstreet Holdings, Inc. on July 2, 2020) (SEC File No. 333-239655).*†
10.21	Form of Grant Agreement for Stock Option Awards under the Agreement under Dun & Bradstreet 2020 Omnibus Plan (filed as Exhibit 10.22 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 26, 2020) (SEC File No. 333-239050).*†
10.22	Notice and Restricted Stock Award Agreement for 2021 Time-based and Performance-based Restricted Stock Awards (Executives) (filed as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed by Dun & Bradstreet Holdings, Inc. on February 24, 2022) (SEC File No. 001-39361).*†
10.23	Notice and Restricted Stock Award Agreement for 2022 Time-based and Performance-based Restricted Stock Awards (Executives) (filed as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed by Dun & Bradstreet Holdings, Inc. on February 23, 2023) (SEC File No. 001-39361).*†
10.24	Notice and Restricted Stock Award Agreement for 2022 Time-based Restricted Stock Awards (Directors) (filed as Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed by Dun & Bradstreet Holdings, Inc. on February 23, 2023) (SEC File No. 001-39361).*†
10.25	Notice of Global Stock Option Agreement for 2022 Stock Option Awards (Retention) (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Dun & Bradstreet Holdings, Inc. on November 3, 2022) (SEC File No. 001-39361).*†

10.26	Dun & Bradstreet Employee Stock Purchase Plan (filed as Exhibit 99.1 to the Registration Statement on Form S-8 filed by Dun & Bradstreet Holdings, Inc. on December 1, 2020) (SEC File No. 333-251049).*†
10.27	Services Agreement, dated as of February 8, 2019, among The Dun and Bradstreet Corporation, MVB Management, LLC, and THL Managers VIII, LLC (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Dun & Bradstreet Holdings, Inc. on August 6, 2020) (SEC File No. 001-39361).*
21.1	List of subsidiaries.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
97	Dun and Bradstreet Holdings, Inc. Incentive-Based Compensation Recovery Policy
101	The following materials from Dun & Bradstreet Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) the Consolidated Statement of Operations and Comprehensive Income (Loss), (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders' Equity (Deficit), and (v) the Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the iXBRL document and contained in Exhibit 101)

* Incorporated reference.

† Management compensatory plan or arrangement.

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dun & Bradstreet Holdings, Inc.

By: _____
/s/ ANTHONY M. JABBOUR

Anthony M. Jabbour

Chief Executive Officer

Date: February 22, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANTHONY M. JABBOUR Anthony M. Jabbour	**Chief Executive Officer and Director** **(Principal Executive Officer)**	**February 22, 2024**
/s/ BRYAN T. HIPSHER Bryan T. Hipsher	**Chief Financial Officer** **(Principal Financial Officer)**	**February 22, 2024**
/s/ ANTHONY PIETRONTONE Anthony Pietrontone	**Chief Accounting Officer** **(Principal Accounting Officer)**	**February 22, 2024**
/s/ WILLIAM P. FOLEY II William P. Foley II	**Chairman of the Board**	**February 22, 2024**
/s/ ELLEN R. ALEMANY Ellen R. Alemany	**Director**	**February 22, 2024**
/s/ DOUGLAS K. AMMERMAN Douglas K. Ammerman	**Director**	**February 22, 2024**
/s/ CHINH E. CHU Chinh E. Chu	**Director**	**February 22, 2024**
/s/ THOMAS M. HAGERTY Thomas M. Hagerty	**Director**	**February 22, 2024**
/s/ KEITH J. JACKSON Keith J. Jackson	**Director**	**February 22, 2024**
/s/ KIRSTEN M. KLIPHOUSE Kirsten M. Kliphouse	**Director**	**February 22, 2024**
/s/ RICHARD N. MASSEY Richard N. Massey	**Director**	**February 22, 2024**
/s/ JAMES A. QUELLA James A. Quella	**Director**	**February 22, 2024**
/s/ GANESH B. RAO Ganesh B. Rao	**Director**	**February 22, 2024**

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Corporate Information

BOARD OF DIRECTORS

William P. Foley, II
Executive Chairman
Dun & Bradstreet Holdings, Inc.

Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.

Ellen R. Alemany
Strategic Advisor to the CEO
and Chair
First Citizens Bank

Douglas K. Ammerman
Retired Partner
KPMG

Chinh E. Chu
Founder and Managing Partner
CC Capital

Thomas M. Hagerty
Managing Director
Thomas H. Lee Partners, L.P.

Keith J. Jackson
President
Positive Atmosphere Reaches Kids

Kristen M. Kliphouse
Retired President
Google Cloud Americas

Richard N. Massey
Vice Chairman
Cannae Holdings, Inc.

James A. Quella
Retired Senior Advisor
Blackstone

Ganesh B. Rao
Managing Director
Thomas H. Lee Partners, L.P.

CORPORATE OFFICERS

William P. Foley, II
Executive Chairman

Anthony M. Jabbour
Chief Executive Officer

Bryan T. Hipsher
Chief Financial Officer

Ginny Gomez
President, North America

Neeraj Sahai
President, International

Joe A. Reinhardt III
Chief Legal Officer

Colleen E. Haley
Corporate Secretary

Anthony Pietrontone
Chief Accounting Officer

CORPORATE OFFICE

Dun & Bradstreet Holdings, Inc.
5335 Gate Parkway
Jacksonville, FL 32256

www.dnb.com

STOCK TRANSFER AGENT & REGISTRAR

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
(212) 509-4000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
345 Park Avenue
New York, NY 10154

STOCK EXCHANGE LISTING

The ticker symbol for Dun & Bradstreet Holdings, Inc. common stock is DNB, and it is listed on the New York Stock Exchange.

PUBLICATIONS

The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available on the Investor Relations section of the Company's website at www.dnb.com.

A Notice of Annual Meeting of Shareholders and Proxy Statement are furnished to shareholders in advance of the Annual Meeting.

INVESTOR RELATIONS

You can contact Dun & Bradstreet's Investor Relations department via email at IR@dnb.com or by phone (904) 648-8006.

CERTIFICATIONS

Dun & Bradstreet filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2023.

ABOUT DUN & BRADSTREET®

Dun & Bradstreet, a leading global provider of business decisioning data and analytics, enables companies around the world to improve their business performance. Dun & Bradstreet's Data Cloud fuels solutions and delivers insights that empower customers to accelerate revenue, lower cost, mitigate risk, and transform their businesses. Since 1841, companies of every size have relied on Dun & Bradstreet to help them manage risk and reveal opportunity. For more information on Dun & Bradstreet, please visit www.dnb.com.

© Dun & Bradstreet, Inc. 2024. All rights reserved. (CR-1206814956442934 04/24)

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